As submitted confidentially to the Securities and Exchange Commission on October 19, 2023

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Securities Act

File No. 377-06787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

☐ THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☐  Post-Effective Amendment No.

AB PRIVATE LENDING FUND

(Exact name of registrant as specified in charter)

405 Colorado Street

Suite 1500

Austin, Texas 78701

(512) 721-2900

(Address and telephone number, including area code, of principal executive offices)

J. Brent Humphries

Wesley Raper

AB Private Credit Investors LLC

405 Colorado Street

Suite 1500

Austin, Texas 78701

(Name and address of agent for service)

COPIES TO:

AB Private Credit Investors LLC 501 Commerce Street Nashville, TN 37203 Attention: Mark Manley, Esq.	Kenneth Young, Esq. Daniel Mozes, Esq. Paul S. Stevens, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2023

Preliminary Prospectus

AB Private Lending Fund

Class S, Class D and Class I Shares

Maximum Offering of $1,000,000,000—Minimum Offering of $100,000,000

AB Private Lending Fund is a newly organized Delaware statutory trust that seeks to invest primarily in directly originated, privately negotiated corporate loans to borrowers in the US middle market, typically involving a private equity backed issuer, and in more limited instances, venture capital supported or independently owned issuers. AB Private Lending Fund seeks to additionally invest in broadly syndicated loans and bonds from private and public issuers to facilitate the immediate deployment of investors’ capital subscriptions, maintain liquidity requirements, and for opportunistic purposes. Our investment objective is to generate attractive risk adjusted returns, predominantly in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. Throughout this prospectus, we refer to AB Private Lending Fund as the “Fund,” “AB-LEND,” “we,” “us” or “our.”

We are a non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We are externally managed by our adviser, AB Private Credit Investors, LLC (“AB-PCI” or the “Adviser”). AB-PCI has engaged its affiliate, AllianceBernstein L.P. (“AB”), through its established high yield and leveraged loan franchise, AB High Yield, to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets, pursuant to a sub-advisory agreement between AB-PCI and AB. We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended.

We are offering on a continuous basis up to $1,000,000,000 of our common shares of beneficial interest (the “Common Shares”). We are offering to sell any combination of three classes of Common Shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. Until the release of proceeds from escrow, the per share purchase price for Common Shares in our primary offering will be $25.00 per share. Thereafter, the purchase price per share for each class of Common Shares will equal our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that [AllianceBernstein Investments, Inc.], the managing dealer (the “Managing Dealer”) for this offering, will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in this offering.

We will accept purchase orders and hold investors’ funds in an interest-bearing escrow account until we receive purchase orders for at least $100,000,000, excluding shares purchased by our Adviser, its affiliates and our trustees and officers, in any combination of purchases of Class S shares, Class D shares and Class I shares and our board of trustees has authorized the release to us of funds in the escrow account. If we do not raise the minimum amount and commence operations by [  ], 2024 (one year following the effective date of the registration statement of which this prospectus is a part), this offering will be terminated and our escrow agent will promptly send you a full refund of your investment with interest and without deduction for escrow expenses.

Investing in our Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 31 of this prospectus. Also consider the following:

•	We have no prior operating history and there is no assurance that we will achieve our investment objective.

•	An investment in our Common Shares may not be appropriate for all investors and is not designed to be a complete investment program.

•	This is a “blind pool” offering and thus you will not have the opportunity to evaluate our investments before we make them.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop.

•	You should purchase these securities only if you can afford a complete loss of your investment.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•

We intend to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions. See “Share Repurchase Program” and “Risk Factors” – Repurchase Program and Timing of Repurchase May be Disadvantageous.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•

We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

•

Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

•	We expect to use leverage, which will magnify the potential for loss on amounts invested in us. See “Risk Factors” –Leverage Risk.

•

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•

We intend to invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.

The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

This prospectus contains important information you should know before investing in the Common Shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at [   ], calling us at [   ] or visiting our website located at [   ]. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at http://www.sec.gov that contains this information.

	Price to the Public(1)	Proceeds to Us, Before Expenses(2)
Maximum Offering(3)	$1,000,000,000	$1,000,000,000
Class S Shares, per Share	$25.00	$333,333,333
Class D Shares, per Share	$25.00	$333,333,333
Class I Shares, per Share	$25.00	$333,333,334
Minimum Offering	$100,000,000	$100,000,000

(1)

The price per share shown will apply until funds are released to us from the escrow account. Thereafter, shares of each class of our Common Shares will be issued on a monthly basis at a price per share equal to the NAV per share for such class.

(2)

Neither the Fund nor the Managing Dealer will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. We will also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We and/or our affiliates will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing or distribution fees or organization and offering expenses payable by us, which are paid over time.

(3)

The table assumes that all shares are sold in the primary offering, with 1/3 of the gross offering proceeds from the sale of Class S shares, 1/3 from the sale of Class D shares and 1/3 from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.

The date of this prospectus is    , 2023

SUITABILITY STANDARDS

Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:

Alabama—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.

California— In addition to the suitability standards set forth above, California residents may not invest more than 10% of their liquid net worth in us. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) are not subject to the foregoing investment concentration limit.

Idaho—Purchasers residing in Idaho must have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.

Iowa—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded business development companies (“BDCs”) to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities). Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky—In addition to the suitability standards set forth above, a Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

Maine—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

i

Massachusetts—In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us, non-traded real estate investment trusts and in other illiquid direct participation programs.

Missouri—In addition to the suitability standards set forth above, no more than ten percent (10%) of any one (1) Missouri investor’s liquid net worth shall be invested in the securities being registered in this offering.

Nebraska—In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act, are not subject to the foregoing investment concentration limit.

New Jersey—New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly-traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

North Dakota—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us. Investors who are accredited investors as defined in Regulation D under the Securities Act, are not subject to the foregoing investment concentration limit.

Ohio—Ohio investors may not invest more than 10% of their liquid net worth in the us, our affiliates and in any other non-traded BDC to the extent the securities held are subject to registration in the State of Ohio and likewise restrict an Ohio resident’s ability to exit in whole or part for an indefinite or significant period of time. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. The foregoing investment concentration limit shall not apply to an Ohio purchaser who submits to the Ohio Securities Division a completed waiver request in the form prescribed by the Ohio Securities Division prior to purchase.

Oklahoma—In addition to the suitability standards set forth above, purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.

Oregon—In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.

Pennsylvania—In addition to the suitability standards set forth above, purchasers residing in Pennsylvania may not invest more than 10% of their net worth in us.

Puerto Rico—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

Tennessee— In addition to the suitability standards set forth above, purchasers residing in Tennessee must have a liquid net worth of at least ten times their investment in us. Investors who are accredited investors as defined in Regulation D under the Securities Act, are not subject to the foregoing investment concentration limit.

Vermont—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

The Adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

•	meets the minimum income and net worth standards established in the investor’s state;

•	can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

•	has an apparent understanding of the following:

•	the fundamental risks of the investment;

•	the risk that the entire investment may be lost;

•	the lack of liquidity of our shares;

•	the background and qualification of our Adviser; and

•	the tax consequences of the investment.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. Under Regulation Best Interest, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers and their salespersons. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. In addition to Regulation Best Interest and any state fiduciary standards of care, registered investment advisers and registered broker-dealers must provide a brief summary to retail investors. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our common stock, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to this prospectus for detailed information about this offering before deciding to purchase Common Shares. Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time.

ABOUT THIS PROSPECTUS

Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

We will disclose the NAV per share of each class of our Common Shares for each month when available on our website at www.[   ].com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

The words “we,” “us,” “our” and the “Fund” refer to AB Private Lending Fund, together with its consolidated subsidiaries.

Unless otherwise noted, numerical information relating to AB-PCI is approximate as of March 31, 2023.

Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

MULTI-CLASS EXEMPTIVE RELIEF

This prospectus relates to our Common Shares of Class S, Class D and Class I. We are currently only offering Class I shares for sale. We have submitted to the SEC an application for an exemptive order to permit us to offer additional classes of Common Shares. Until an exemptive order satisfactory to us is granted, we will only offer Class I shares and will not issue Class S shares or Class D shares. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, and we will file a prospectus supplement or an amendment to the registration statement to the extent required by the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward- looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward- looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

v

PROSPECTUS SUMMARY

This prospectus summary highlights certain information contained elsewhere in this prospectus and contains a summary of material information that a prospective investor should know before investing in our common shares. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.

Q:	What is AB Private Lending Fund (“AB-LEND”)?

A:

AB-LEND (or the “Fund”) is a new fund externally managed by AB Private Credit Investors LLC (“AB-PCI” or the “Adviser”) that seeks to invest primarily in directly originated, privately negotiated corporate loans to borrowers in the US middle market, typically involving a private equity backed issuer, and in more limited instances, venture capital supported or independently owned issuers. AB Private Lending Fund seeks to additionally invest in broadly syndicated loans and bonds from private and public issuers to facilitate the immediate deployment of investors’ capital subscriptions, maintain liquidity requirements, and for opportunistic purposes. We are a Delaware statutory trust and a non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We also intend to elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Q:	Who are AB and AB-PCI?

A:

AllianceBernstein (“AB”) is a leading global investment management firm with $675.9 billion in assets under management (“AUM”) as of March 31, 2023, offering high-quality research and diversified investment services to leading institutions, retail investors, and private wealth clients globally. AB maintains research, portfolio management, and client service offices around the world, reflecting its global capabilities and the needs of its clients. Furthermore, AB is a recognized leader in credit research and investing, with decades of experience. Since AB launched its first dedicated credit strategy in 1987, it has innovated and evolved its platform to provide new investment opportunities across public and private credit markets. AB is a publicly-held limited partnership whose economic interest is approximately 61.4% owned by Equitable Holdings, Inc. and 38.6% owned by public investors through AB Holdings LP.

AB Private Alternatives is a strategic business unit within AB that offers private alternative investment solutions to clients, with $54.5 billion of AB Private Alternatives AUM1 as of March 31, 2023. Through its affiliated investment advisors, AB Private Alternatives oversees a breadth of private credit strategies, including direct lending primarily to companies controlled by private equity sponsors, commercial real estate debt, private placements, opportunistic and distressed corporate credit, specialty finance, renewable energy, and transportation finance.

AB-PCI, the Adviser, was established at AB in 2014 and operates as a distinct segment within AB Private Alternatives. AB-PCI’s team of 71 professionals advises $15.8 billion, as of March 31, 2023, in Private Alternatives AUM2 for a diverse client base, including high net worth investors, pension funds, insurance companies, and other institutions. The Adviser also benefits from the resources afforded to it by AB’s robust global infrastructure, including risk management, accounting, loan operations, compliance and investor relations, as well as AB’s established public and private credit franchises.

[1]

AB Private Alternatives AUM includes leverage, where applicable, and is comprised of fee-earning AUM and fee-eligible AUM. Fee-earning AUM includes those assets currently qualified to generate management fees. Fee-eligible AUM includes committed capital that is currently uncalled or recallable.

[2]	AB Private Alternatives AUM for AB-PCI includes private equity solutions in addition to private credit.

The Adviser has engaged its affiliate AB as a sub-adviser, through its established high yield and leveraged loan franchise, AB High Yield (as such, AB in its capacity as sub-adviser is referred to herein as “AB High Yield”) (in such capacity, the “Sub-Adviser”), to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets, pursuant to a sub-advisory agreement between the Adviser and AB High Yield (the “Sub-Advisory Agreement”). AB High Yield has been investing in fixed income since 1971 and leveraged credit (syndicated bank loans and high yield bonds) since 1986. AB manages $237.0 billion in fixed income and $34.8 billion in syndicated loans and high yield bonds for retail and institutional clients, as of March 31, 2023. The AB High Yield team consists of 36 investment professionals as of March 31, 2023.

See “Sub-Advisory Agreement.”

Q:	What is a BDC?

A:

A BDC is a special closed-end investment vehicle that is regulated under the 1940 Act and used to facilitate capital formation by small-to-medium sized U.S. companies. BDCs are subject to certain restrictions applicable to investment companies under the 1940 Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private companies or U.S. publicly-traded companies with market capitalizations less than $250 million. We may also invest up to 30% of our portfolio in “non-qualifying” portfolio investments, such as investments in non-U.S. companies.

BDCs may be exchange-traded, public non-traded, or privately placed. They can be internally or externally managed. BDCs typically elect to be treated as “regulated investment companies” for U.S. tax purposes, which are generally not subject to entity level taxes on distributed income. See “Investment Objective and Strategies— Regulation as a BDC.”

Q:	What is a non-exchange traded, perpetual-life BDC?

A:

A non-exchange traded BDC’s shares are not listed for trading on a stock exchange or other securities market. The term “perpetual-life” is used to differentiate our structure from other BDCs which have a finite offering period and/or have a predefined time period to pursue a liquidity event or to wind down the BDC. In contrast, in a perpetual-life BDC structure like ours, we expect to offer common shares continuously at a price equal to the monthly net asset value (“NAV”) per share and we have an indefinite duration, with no obligation to effect a liquidity event at any time. We generally intend to offer our common shareholders an opportunity to have their shares repurchased on a quarterly basis through voluntary tender offers in accordance with the Exchange Act tender offer rules, subject to an aggregate cap of 5% of shares outstanding. However, the determination to repurchase shares in any given quarter is fully at the Board’s discretion, so investors may not always have access to liquidity when they desire it. See “Risk Factors.”

Q:	What is your investment objective?

A:

Our investment objective is to generate attractive risk adjusted returns, predominantly in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. The portfolio is expected to consist primarily of directly originated, privately negotiated corporate loans to borrowers in the US middle market, typically involving a private equity backed issuer, and in more limited instances, venture capital supported or independently owned issuers. We seek to additionally invest in broadly syndicated loans and bonds from private and public issuers to facilitate the immediate deployment of investors’ capital subscriptions, maintain liquidity requirements, and for opportunistic purposes.

Q:	What is your investment strategy?

A:

Our investment strategy focuses on directly originated, privately negotiated senior secured credit investments in high-quality, established middle market companies. We will primarily invest in businesses with enterprise values[3] of $200.0 million to $2.0 billion and / or annual earnings before interest expense, income tax expense, depreciation and amortization (or “EBITDA”)[4] between $10.0 million and $75.0 million, at the time of investment. We may invest in larger or smaller companies if they operate in a sector where AB-PCI has expertise and / or exhibit credit characteristics consistent with our investment process, and where we believe an attractive relative risk-adjusted return can be generated for investors.

Through AB High Yield’s ability to invest in syndicated credit, our investment strategy will also target a minority liquid allocation to primarily broadly syndicated loans and corporate high yield bonds. We intend to use these investments to facilitate the immediate deployment of investors’ capital subscriptions, to provide liquidity for our share repurchase program in the normal course, and to contribute to investment returns and income generation. When market conditions create compelling return opportunities, we may also invest on an opportunistic basis in a variety of publicly traded credit securities where AB High Yield has expertise, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.” Furthermore, AB High Yield will from time-to-time help source and evaluate primary issue upper middle market private credit and broadly syndicated loan opportunities where the intent is to hold a meaningful position over the longer term for income generation (compared to holding a small, highly diversified position primarily for liquidity or opportunistic trading purposes).

AB-PCI employs a selective investment approach with a focus on investing in companies that possess certain qualities: highly visible revenue streams, a competitive advantage, secular growth, a diversified business model and a strong management team, while avoiding companies that have single points of failure (e.g., high customer or supplier concentrations), and high loss given default profiles, which are those that may lack visibility on post-default cash flows and / or a strong buyer universe, among other factors. AB-PCI more commonly invests in companies that possess recurring or reoccurring revenue business models, which provide cushion against a slowdown in new customer sales and may insulate the company from meaningful drops in cash flow generation during periods of economic softness or decline. Revenue visibility and other target investment characteristics have led to AB-PCI historically investing most often in the following sectors: enterprise software (including software-as-a-service), digital infrastructure and related services, technology-enabled services (including healthcare IT and financial technology), certain healthcare services, and multi-site franchises, predominantly in quick service restaurants. Ultimately, AB-PCI believes its core sectors enhance the stability of its portfolio through variable economic conditions as they are generally not directly dependent on broader economic output, discretionary spending, commodity prices and other cyclical factors.

The AB High Yield investment approach is based on rigorous fundamental underwriting, focusing on downside protection. The AB High Yield team also utilizes various quantitative tools to measure relative downside risk and compare relative value opportunities across industry, name, and maturities. Investments have historically focused on industries and names that exhibit strong cash flow dynamics, durable demand, and robust asset coverage and protections.

[3]

The enterprise value of a company is defined as equity value, plus debt, less cash and is calculated based on a range of valuation techniques, including discounted cash flows, publicly traded comparable company analysis, and comparable transactions analysis.

[4]

Calculations of EBITDA may be subject to various adjustments deemed appropriate by AB-PCI. Examples include, but are not limited to, non-cash expenses, non-recurring expenses, expected synergies or cost reductions, run-rate impact of new locations or assets, and acquisition or disposition related adjustments.

See “Investment Objective and Strategies” for more information about the Fund’s investment strategy.

Q:	What types of investments do you intend to make?

A:

Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit and credit-related instruments issued by corporate issuers (including loans, notes, bonds and other corporate debt securities).

Our private credit investments will principally rank senior secured in terms of liquidation priority and will mainly take the form of directly originated traditional first lien, stretch senior (senior loans that have a greater loan-to-value ratio than traditional senior loans and typically carry a higher interest rate to compensate for the additional risk) and unitranche loans (loans that combine both senior and subordinated debt, generally in a first lien position), along with some second lien loans, as well as broadly syndicated loans, club deals (generally investments made by a small group of investment firms) and other debt and equity securities of private U.S. middle-market companies, including equity co-investments, although the actual mix of instruments pursued will vary over time depending on our views on how best to optimize risk-adjusted returns. We expect that our private loans will generally carry contractual maturities between four and six years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio. We will also have the ability to acquire investments through secondary transactions, including through the acquisition of loan portfolios or contractual obligations to purchase subsequently originated loans and other debt instruments (i.e., forward flow purchase agreements). Further, although not expected to be a primary component of our investment strategy, we may also make certain investments in instruments other than secured debt with a view to enhancing returns, such as mezzanine debt, payment-in-kind notes, convertible debt and other unsecured debt instruments, structured debt that is not secured by financial or other assets, debtor-in-possession financings and equity in loan portfolios, in each case taking into account availability of leverage for such investments and our target risk/return profile. We may also invest in preferred equity, or our debt investments may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments.

The loans within the portfolio are typically floating rate instruments that often pay current income on a quarterly basis, and we look to generate return from a combination of ongoing interest income, original issue discount, closing payments, commitment fees, prepayments and related fees. We expect most of our debt investments will not be publicly rated. However, if the private credit investments are rated by a nationally recognized statistical ratings organization, they are expected to generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investor Service, Inc. or lower than “BBB-” by Standard & Poor’s Rating Services). Per the ratings organizations, below investment grade securities have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Our syndicated credit investments will principally be made in broadly syndicated loans, but will also be made in syndicated high yield bonds, both secured and unsecured, preferred and/or equity-like securities, payment-in-kind (“PIK”) and structured credit instruments such as collateralized debt obligations (“CLOs”). We also will use instruments, such as CDX indices, single name CDS, treasury bond futures, and interest rate swaps, to hedge various risk factors and/or more efficiently manage the portfolio and enhance returns. Finally, we may use options on credit or equity indices to hedge market volatility and/or enhance returns.

We may enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, options and forward contracts. These hedging activities will be subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We may also seek to borrow capital in local currency as a means to hedging non-U.S. dollar denominated investments.

Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”

Q:	What is a directly originated loan and privately negotiated loan?

A:

A directly originated loan is a loan that we primarily source directly via our relationships with financial sponsors, although we also will see some deal flow from our relationships with venture capital firms and corporate executives. Following the origination of the opportunity, we privately negotiate the structure of the loan with the borrower with the expectation to hold the loan until a future refinancing or, in rare cases, maturity. Private loans tend to be characterized by AB-PCI advised funds and accounts collectively being the sole lender, or one of only a handful of non-affiliated lenders (referred to as a “club style” execution). This is distinct from a syndicated loan, which is generally originated and preliminarily structured by an investment bank and then syndicated, or sold, to a much higher number of co-lenders that commonly range between 10 and 50. Given the widely distributed nature of syndicated loans, participants do not have to employ personnel focused on sourcing these opportunities, but tend to have less influence on the economics and structure. Although, syndicated loans often have more liquid markets and can be more regularly traded by investors. We believe that the directly originated and privately negotiated nature of the bulk of our loan investments leads to better investor protections relative to those in syndicated transactions. From time to time, larger issuers that historically have accessed financing from the syndicated markets may consider privately negotiated transactions. These deals can be $1 billion or more in size, typically comprised of 5 to 15 lenders.

Q:	Why do you intend to invest in liquid credit investments in addition to originated loans?

A:

We expect the allocation to liquid credit investments within the Fund’s portfolio to (i) facilitate the immediate investment of subscription proceeds prior to deployment in new directly originated and privately negotiated loans, thus contributing to immediate income generation (ii) provide the Fund with liquidity to meet the Fund’s share repurchase requirements in the normal course, and (iii) for opportunistic trading purposes.

Q:	What relative competitive strengths does the Adviser offer?
A:

AB-PCI is a highly regarded and established private credit investment platform that benefits from the support of AB, one of the world’s leading investment managers. We believe AB-PCI’s differentiating characteristics include[5]:

•

Strong Track Record. AB-PCI and its founding team members, who include J. Brent Humphries, Jay Ramakrishnan, Patrick Fear, Shishir Agrawal and Wesley Raper (collectively, the “Founding Team” and each a “Founding Team Member”) have a long track record of investing in the middle market across variable market conditions. Since AB-PCI’s inception, it has executed over $23.0 billion of committed assets across more than 500 transactions.

•

Team Continuity. AB-PCI exhibits strong continuity among its senior members, with all five of AB-PCI’s Founding Team Members, which previously worked together at Barclays Private Credit Partners LLC (“BPCP”), remaining with AB-PCI today. Furthermore, senior members have experience working together as early as the mid-2000s. We believe such continuity and retention across the broader team allows AB-PCI to consistently apply its investment philosophy and execution, which is a key driver of long-term investment performance.

[5]	There can be no assurance that the results achieved by past strategies managed by AB-PCI or its affiliates will be achieved for the Fund.

•

Established, Diverse Sourcing and Disciplined Investment Execution. Given the breadth and depth of its financial sponsor relationships as well as its other sourcing channels, AB-PCI historically sees more than 1,000 investment opportunities per year, which allows us to be highly selective with the deals we ultimately execute. On an inception to date basis, AB-PCI has closed 4% of its new investment opportunities, reflecting its philosophy to execute only those opportunities believed to provide the strongest risk-adjusted returns.

•

Deep Industry Expertise. AB-PCI invests most often in companies that possess those investment characteristics described above in “What is your investment strategy?” The years of experience and numerous transactions in which AB-PCI has invested in these sectors has resulted in differentiated sector expertise across the team. Such expertise allows the team to identify attractive opportunities, effectively price risk, appropriately “lean in” to win an investment mandate, as well as monitor and manage investments to maximize returns. Furthermore, AB-PCI believes that its positioning in these core industry verticals enhances the stability of its portfolio through variable economic conditions.

•

Differentiated Portfolio Financing Model. AB-PCI historically has managed perpetual or evergreen investment vehicles. The perpetual nature of these vehicles has allowed AB-PCI to build highly diversified portfolios of assets, which in turn facilitates the use of structured financing solutions for portfolio financing. These solutions are long-term and floating rate, thereby making for an effective match for AB-PCI’s assets, but are also committed and stable, which allows AB-PCI to be a long-term buy and hold investor, ultimately contributing to longer-term performance for investors.

Furthermore, AB High Yield brings a distinctive approach and expertise to investing in syndicated bank loans and high yield bonds that we believe provide several benefits to investors, including:

•	Seasoned High Yield Investor. AB High Yield has been a leader in high yield investing for decades, having introduced its first US High Yield Strategy in December 1986, more than 35 years ago.

•

Dynamic Global Investment Process. AB High Yield utilizes a dynamic global investment process that combines fundamental and quantitative research. Furthermore, AB High Yield’s globally-integrated research and portfolio management platform facilitates the sharing of diverse perspectives from research teams situated globally all the while operating within a single investment framework, leveraging the best global thinking across all client portfolios.

•

Cutting Edge Technology. AB High Yield has invested significantly in recent years to develop technology-driven tools for our fixed income portfolio management, research, and trading teams, which among them include (i) Prism, a proprietary credit research database that allows for improved decision-making, and (ii) ALFA, a tool that provides a real-time view of the entire bond market and the trading levels of individual issues, improving trade execution and identification of opportunities that otherwise might be missed.

We believe the combination of AB-PCI’s private credit expertise and AB High Yield’s syndicated credit expertise equips AB-LEND with the tools to execute and manage investments in an evolving credit market. We expect this collaboration to enhance our collective market intelligence, improve our sourcing and underwriting capabilities (especially with upper middle market borrowers who may tap both syndicated and private credit markets), and enhance AB-LEND’s ability to deliver on its key features.

Q:	What is the market opportunity?

A:

The private credit market has experienced extensive growth since the Global Financial Crisis (“GFC”), and it is estimated that global private debt assets total $1.3 trillion as of the end of 2022.[6] Preqin estimates that the private credit market can grow to $2.3 trillion by 2027 aided by demand from investors and borrowers

[6]	Source: Preqin Global Report 2023: Private Debt.

alike. The consolidation of regional U.S. banks following the GFC and the enhanced regulations introduced by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) resulted in banks’ reduced appetite to hold loans issued by middle-market companies. Middle market borrowers’ resulting demand for capital from alternative lenders paired with investors’ search for incremental yield post the financial crisis and strong performance generally across alternative lenders fueled the continued growth of direct lending. Direct lending is a subset of private credit and is frequently compared to its main credit alternatives including leveraged or broadly syndicated loans, and the high yield market. More recently, demand has been driven by key characteristics of the asset class summarized below. We expect this growth to continue and, along with the factors outlined below, to provide a robust investment opportunity set aligned to our investment strategy.

In addition to the opportunity in private credit, the syndicated bank loan and high yield bond markets consist of over $3.5 trillion in assets and 4,000 issuers, as of March 31, 2023.7 While the Fund expects to primarily invest in private credit, the Adviser expects to use syndicated bank loans and high yield bonds to facilitate deployment, manage liquidity, and invest on an opportunistic basis when market conditions create compelling opportunities. As of March 31, 2023, secondary yields in the syndicated loan market generally exceeded 10% (per the Morningstar LSTA Leveraged Loan Index).

•

Regulatory Actions and Bank Consolidation Continue to Drive Demand towards Private Financing. The direct lending market has seen notable growth and become a viable alternative solution for middle market borrowers seeking financing. Global regulatory actions that followed the GFC significantly increased the cost of capital requirements for commercial banks, limiting their appetite to originate and retain illiquid, non-investment grade credit commitments on their balance sheets, particularly with respect to middle market sized issuers. These regulatory actions as well as bank consolidation further impacted the availability of credit for middle market borrowers as the larger, consolidated banks increasingly focused their aggregate capital on up-market transactions. As a result, commercial banks’ share of the leveraged loan market declined from approximately 72% in 1994 to approximately 25% in 2022.[8] Access to the syndicated leveraged loan market has also become challenging for both first time issuers and smaller scale issuers. Issuers of syndicated loan tranche sizes representing less than $500 million account for just 9.8% of the new issue market year to date as of May 31, 2023 as compared to over 40% in 2001.[9] The void of capital available to middle market borrowers – due to increased regulation and bank consolidation – has been filled by direct lending platforms which provide borrowers an alternative financing solution.

•

Larger Borrowers Are Increasingly Utilizing Private Financing Solutions. AB-PCI believes the opportunity set has subtly shifted toward larger borrowers. Private credit’s focus on the middle market was traditionally driven by borrowers’ inefficient access to capital and the fact that such borrowers were typically too small to issue a syndicated loan or high yield bond. At the upper end of the middle market, companies traditionally have had the option to pursue a broadly syndicated loan, which typically has offered the best execution in the normal course, but recent volatility in syndicated credit markets along with borrowers’ increased value assigned to the confidentiality, efficiency and execution certainty provided by direct lending solutions has led to private credit market share gains. This is illustrated by the trend in U.S. jumbo unitranche loans ($1bn+) executed by direct lenders, which increased from $3 billion in aggregate issuance in 2019 to nearly $55 billion in 2022.[10]

See “Investment Objective and Strategies—Market Opportunity” for more information about the Market Opportunity.

[7]	Source: Pitchbook Market Opportunity; Bloomberg Global HY Index.
[8]	Source: S&P Global Market Intelligence, as of December 31, 2022.
[9]	Source: Pitchbook.
[10]	Source: Direct Lending Deals: 4Q22 Insights & Outlook

Q:	How will you identify investments?

A:

Through its dedicated originations team, which now includes 13 professionals, AB-PCI sources more than 1,000 investment opportunities annually. AB-PCI primarily sources these opportunities through our relationships with approximately 400 financial sponsors along with incremental sourcing via venture capital firms, co-investors, financial intermediaries, and corporate executives. The depth and breadth of AB-PCI’s financial sponsor relationships and multi-channel sourcing provides consistent deal flow across variable market conditions. Lastly, AB-PCI also benefits from a platform of more than 180 portfolio companies, which commonly seek incremental financing for M&A activity, growth financing and other needs and therefore provide AB-PCI with consistent opportunities for capital deployment.

AB-PCI’s direct origination capabilities are augmented by AB High Yield’s active presence in the broadly syndicated loan and high yield markets.

•

Disciplined risk and liquidity management. AB High Yield’s ALFA system, a proprietary liquidity technology system, provides a real-time view of the market, leading to efficient and effective management while maximizing income and returns.

•

Robust and consistent investment process. AB High Yield uses a multi-sector, value-based approach focused on finding attractive relative value income opportunities across different asset classes and issuers. AB High Yield’s history within credit markets has built deep relationships in capital markets with all major underwriters, issuers, and sponsors.

•

Focus on value and market cycles. AB High Yield pairs its deep relationships across the market with its proprietary liquidity and trading tools to opportunistically invest when market conditions cause imbalances and take advantage of returns.

Q:	How will you underwrite and monitor investments?

A:	Private Credit

Underwriting: AB-PCI follows a tested and proven methodology for underwriting investments, with an emphasis on fundamental analysis and valuation. Key aspects of AB-PCI’s underwriting process include:

•

Assessing and stress testing the underlying business model: This involves evaluating prospective companies’ revenue models, key performance indicators, cost structures, customer bases and contracts, supplier relationships, historical financials, industry positioning, market growth, and other key business drivers.

•

Valuation: We prepare extensive valuation analysis on prospective borrowers, including discounted cash flows, comparable analysis, and sum-of-parts valuation, with further consideration for potential acquirors of the prospective borrowers. The valuation due diligence drives input into three internally developed investment frameworks applied to each opportunity: (i) enterprise loan-to-value, (ii) asset value, and (iii) actuarial cash flow.

•

Supplemental Research: We supplement fundamental business and valuation due diligence with a combination of internal and external resources such as financial advisers, industry experts, lawyers, and consultants to conduct specialized or complex due diligence

Due diligence findings are summarized and incorporated into investment memoranda that are presented and reviewed as part of a multi-stage process that concludes with an Investment Committee (“IC”) meeting. See “Portfolio Management” for details regarding the IC.

Monitoring: AB-PCI takes a proactive approach to portfolio management by focusing on the early identification of potential issues and concerns. Critical to this process is a “cradle-to-grave” ownership approach, in which deal team members that recommend an opportunity maintain accountability for the investment throughout its life.

Each portfolio company is formally reviewed by the Adviser and presented to the IC each quarter as part of a formal quarterly portfolio review (“QPR”) process, which involves the use of standardized monitoring reports and analysis tools that are proprietary to the Adviser and are intended to address the following for each portfolio company, including but not limited to:

•

Risk Rating: Each investment is internally ranked on a category scale of 1 to 6, with 1 as the best ranking that indicates the company is performing as expected and there are no near-term covenant concerns; all companies rated “below” 1 receive additional scrutiny.

•

Financial Performance: The comparison of actual results vs. the Adviser’s underwritten case or company budget, with an explanation of any significant variances and any potential or actual covenant violations.

•	Outlook: An outlook of financial performance for the next twelve months is used to anticipate future liquidity or capital needs, as well as any potential covenant violations.

•

Fair Value: Fair values are calculated for each investment, which are reviewed and approved by the AB valuation committee in accordance with AB policies; this process involves preparing projections and discounted cash flow models, as well as updating comparables used to originally underwrite the investment and consultations with a third-party independent valuation firm, among other considerations.

Furthermore, AB-PCI possesses significant restructuring experience, including the President and senior members across the credit and originations teams. The team has demonstrated the ability to successfully navigate covenant breaches and bankruptcies in the past while at AB-PCI and BPCP, as well as at other prior employers across multiple economic cycles.

Syndicated Credit

In managing the syndicated credit allocation, AB High Yield is responsible for underwriting and managing the portfolio, subject to the supervision of the Adviser. For additional detail concerning the Adviser’s oversight of AB High Yield, please see “Portfolio Management.” AB High Yield’s analysts underwrite an issuer with the assumption that it will be held to maturity. Issuers are then evaluated on an ongoing basis, and to the extent that research opinions change, positioning in the issuer may change as well.

The frequency and prioritization of updating credit views and ratings on issuers is determined based on input from analysts, portfolio managers, and traders, as well as output from quantitative models. In practice, AB High Yield conducts daily team meetings where existing and potential investments are discussed.

During these meetings, various conditions impacting investments are reviewed and may correspond with an analyst completing a credit review, these include:

•	Deviations from forecasted results

•	Management drift

•	Quantitative research tools that flag potential developing credit problems

•	Unusual trading activity

•	Notable outperformance or underperformance

Q:	How will investments be allocated to the Fund?

A:

The Adviser and its affiliates currently provide and may in the future provide investment management services to other investment funds, client accounts and/or vehicles that they currently manage and may in the future manage and advise (including but not limited to those managed on behalf of AB-PCI’s affiliates) (collectively, “Other Accounts”). The Adviser will share any investment and sale opportunities with its

Other Accounts and the Fund in accordance with applicable law, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), firm-wide allocation policies, and an exemptive order from the SEC permitting co-investment activities (as further described below), which generally provide for sharing eligible investments that conform to a client’s investment objectives pro rata among the eligible participating funds and accounts, subject to certain allocation factors. Furthermore, subject to the Advisers Act and as set forth in this prospectus, certain Other Accounts may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Accounts’ respective governing agreements. For further information on the allocation factors and related rights, See “Investment Objective and Strategies—Allocation of Investment Opportunities.”

In addition, as a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, limit the Fund’s ability to make investments or enter into other transactions alongside Other Accounts.

The Adviser has received an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, and if established as follows, the Fund’s board of trustees (the “Board” and each member of the Board, a “Trustee”) may establish objective criteria (“Board-Established Criteria”) clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with other public or private affiliated funds that target similar assets. If an investment falls within the Board-Established Criteria, AB-PCI must offer an opportunity for the Fund to participate. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The co-investment would generally be allocated to us and the other AB-PCI funds that target similar assets pro rata based on available capital in the applicable asset class. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

AB High Yield maintains a fiduciary duty to all clients requiring it to act in the best interest of the clients and treat each client fairly. AB High Yield make investment decisions based on each client’s investment objective, guidelines, and restrictions. In the event a decision impacts multiple accounts, AB High Yield looks to aggregate trades to facilitate best execution for all clients involved and achieve economies of scale. Execution of these trades will be allocated on a pro-rata basis. Should a security traded execute at different prices across dealers, AB High Yield can allocate based on an objective criteria which also allows all accounts to receive fair and equitable treatment over time as approved by a Head of Investment and the Chief Compliance Officer (or a designee) prior to the order completion.

Q:	Will the Fund use leverage?

A:

Yes, we intend to use leverage to enhance our risk-adjusted returns. Our leverage levels will vary over time in response to general market conditions, the size and compositions of our investment portfolio and the views of our Adviser and Board. Once we have established a scaled and diversified investment portfolio, we expect that our debt to equity ratio will generally range between 1.0x and 1.5x. While our leverage employed may be greater or less than these levels from time to time, it will never exceed the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio.

Our leverage may take the form of revolving or term loans from financial institutions, secured or un-secured bonds, securitization of portions of our investment portfolio via collateralized loan obligations or preferred shares. Implicit leverage in the portfolio may take form through the use of derivatives including bond futures, swaps, CDX, and CDS instruments. When determining whether to borrow money and assessing the various borrowing structure alternatives, we analyze the maturity, rate structure and covenant package of the proposed borrowings in the context of our investment portfolio, pre-existing borrowings and market outlook.

The use of leverage magnifies returns, including losses. See “Risk Factors.”

Q:	How will an investment in AB-LEND differ from an investment in a listed BDC or private BDC with a finite life?

A:	An investment in our common shares of beneficial interest (“Common Shares”) differs from an investment in a listed or exchange traded BDC in several ways, including:

•

Pricing. Following our initial public offering, the value at which our new Common Shares may be offered, or our Common Shares may be repurchased, will be equal to our monthly NAV per share. In contrast, shares of listed BDCs are priced by the trading market, which can be influenced by a variety of factors, including many that are not directly related to the underlying value of an entity’s assets and liabilities. The prices of listed BDCs are often higher or lower than the fund’s NAV per share and can be subject to volatility, particularly during periods of market stress. Our shares are valued on at least a monthly basis which may make it difficult to estimate the volatility of our assets. A listed BDC may be a reasonable alternative to the Fund, and can be less costly and less complex with fewer and/or different risks than we have. A listed BDC may have historical performance that investors can evaluate, and transactions involving a listed BDC can involve nominal or no commissions.

•

Liquidity. An investment in our Common Shares has limited or no liquidity beyond our share repurchase program, and our share repurchase program can be modified, suspended or terminated at the Board’s discretion. In contrast, a listed BDC is a liquid investment, as shares can be sold on the exchange at any time the exchange is open.

•

Fees. Non-listed BDCs may bear different fees than listed BDCs. Listed BDCs may have different fees and sales charges, including minimal sales commissions if purchased through certain financial intermediaries. See “Fees and Expenses” for more information about fees paid by the Fund to the Adviser.

•

Oversight. Both listed BDCs and non-traded BDCs are subject to the requirements of the 1940 Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unlike the offering of a listed BDC, the Fund’s offering will be registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, out charter limits the fees we can pay to the Adviser.

A listed BDC is subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board, audit committee, independent trustee oversight of executive compensation and the trustee nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights. Although we expect to follow many of these same governance guidelines, there is no requirement that we do so. Some listed BDCs are self-managed, whereas our investment operations are managed by the Adviser.

An investment in our Common Shares differs from an investment in a BDC offered through private placement in several ways, including:

•

Eligible Investors. Our Common Shares may be purchased by any investor who meets the minimum suitability requirements described under “Suitability Standards” in this prospectus. While the standard varies by state, it generally requires that a potential investor has either (i) both net worth and annual net income of $70,000, or (ii) net worth of at least $250,000 (for this purpose, net worth does not include an investor’s home, home furnishings and personal automobiles). In contrast, privately placed BDCs are generally only sold to investors that qualify as either an “accredited investor” as defined under Regulation D under the Securities Act, or as a “qualified purchaser” as defined under the 1940 Act.

•

Investment funding. Purchases of our Common Shares must be fully funded at the time of subscription. In contrast, investors typically make an upfront commitment in the context of a privately placed BDC and their capital is subsequently called over time as investments are made.

•

Investment period. We have a perpetual life and may continue to take in new capital on a continuous basis at a value generally equal to our NAV per share. We will be continually originating new investments to the extent we raise additional capital. We will also be regularly recycling capital from our existing investors into new investments. In contrast, privately placed BDCs generally have a finite offering period and an associated designated time period for investment. In addition, many privately placed BDCs have either a finite life or time period by which a liquidity event must occur or fund operations must be wound down, which may limit the ability of the fund to recycle investments.

Q:	For whom may an investment in the Fund be appropriate?

A:	An investment in our shares may be appropriate for you if you:

•

meet the minimum suitability requirements described under “Suitability Standards” above, which generally require that a potential investor has either (i) both net worth and annual net income of $70,000 or (ii) net worth of at least $250,000;

•	seek to allocate a portion of your financial assets to a direct investment vehicle with an income-oriented portfolio of primarily U.S. credit investments;

•	seek to receive current income through regular distribution payments while obtaining the potential benefit of long term capital appreciation; and

•	can hold your shares as a long-term investment without the need for near-term or rapid liquidity.

We cannot assure you that an investment in our shares will allow you to realize any of these objectives. An investment in our shares is only intended for investors do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter. See “Share Repurchase Program.”

Q:	Will AB be investing in the Fund?

A:

Yes, an affiliate of AB plans to invest up to $[•] in our Common Shares through one or more private placement transactions. In addition, officers and employees of AB and its affiliates may also purchase our Common Shares.

Q:	Do you currently own any investments?

A:	No. As of the date of this registration statement, the Fund does not own any investments.

Q:	Is there any minimum investment required?

A:

Yes, to purchase Class S shares or Class D shares in this offering, you must make a minimum initial investment in our Common Shares of $2,500. To purchase Class I shares in this offering, you must make a minimum initial investment of $1,000,000, unless waived by the Fund or the Managing Dealer. All subsequent purchases of Class S shares, Class D shares or Class I shares, except for those made under our distribution reinvestment plan, are subject to a minimum investment size of $500 per transaction. The Fund or the Managing Dealer can waive the initial or subsequent minimum investment at its discretion.

Q:	How will the Fund’s value be established?

A:

Immediately upon the conclusion of the escrow period, the Fund’s NAV will be equal to the net proceeds received by us from purchases of Common Shares during the escrow period, less our liabilities. Thereafter, our NAV will be determined based on the value of our assets less our liabilities, including accrued fees and expenses, as of any date of determination.

The Board will have oversight for the determination the fair value of each of our investments and the NAV per share of each of our outstanding classes of shares each month. Investments for which market quotations are readily available will typically be valued at those market quotations. Investments that are not publicly traded or for which market prices are not readily available will be valued based on the input of the Adviser and independent third-party valuation firms engaged at the direction of the Board to review our investments. The Board intends that, at least once annually, the valuation for each portfolio investment will be reviewed by an independent valuation firm.

The NAV per share of a class of our outstanding common shares will be determined by dividing the NAV of that share class by the total number of shares of Common Shares outstanding in that class as of the date of determination. The NAV per share of each share class will vary due to, among other things, differences in the amount of servicing fees carried by each class and the number of shares of Common Shares outstanding in each class. See “Determination of Net Asset Value.” We will report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.

Q:	How can I purchase shares?

A:

Subscriptions to purchase our Common Shares may be made on an ongoing basis, but after the time that we break escrow for this offering, investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first business day of each month. “Business day” means any day other than a Saturday, Sunday, or a day on which banks are permitted to be closed in New York, New York. A subscription must be received in good order at least five business days prior to the first business day of the month (unless waived by the Managing Dealer) and include the full subscription funding amount to be accepted. During the escrow period, the per share price for our Common Shares will be $25.00.

Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase.

For example, if you are subscribing in October, your subscription must be submitted at least five business days prior to November 1. The purchase price for your shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will be available within 20 business days from October 31.

Q:	When will my subscription be accepted?

A:	Completed subscription requests will not be accepted by us any earlier than two business days before the first day of each month.

Q:	Can I withdraw a subscription to purchase shares once I have made it?

A:

Yes, you may withdraw a subscription after submission at any time before we have accepted the subscription, which we will generally not do any earlier than two business days before the first day of each month. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on the toll-free, automated telephone line at 1-800-221-5672.

Q:	At what point will the initial proceeds of this offering be released from escrow?

A:

We will take purchase orders and hold investors’ funds in an interest-bearing escrow account until we receive purchase orders for at least $100 million (excluding any shares purchased by our Trustees and officers but including any shares purchased in any private offering), and our Board has authorized the release of the escrowed purchase order proceeds to us so that we can commence operations. Even if we receive purchase orders for $100 million, our Board may elect to wait a substantial amount of time before authorizing, or may elect not to authorize, the release of the escrowed proceeds. If we do not raise the minimum amount and commence operations by [ ], 2024 (one year following the effective date of the registration statement of which this prospectus is a part), this offering will be terminated and our escrow agent will promptly send you a full refund of your investment with interest and without deduction for escrow expenses. Notwithstanding the foregoing, you may elect to withdraw your purchase order and request a full refund of your investment with interest and without deduction for escrow expenses at any time before the escrowed funds are released to us. If we break escrow for this offering and commence operations, interest earned on funds in escrow will be released to our account and constitute part of our net assets.

Q:	What is the per share purchase price?

A:

During the escrow period, the per share purchase price for our Common Shares will be $25.00. After the close of the escrow period, shares will be sold at the then-current NAV per share, as described above.

Q:	When will the NAV per share be available after the escrow period?

A:

We will report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.

For example, if you are subscribing in October, your subscription must be submitted at least five business days prior to November 1. The purchase price for your shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will be available within 20 business days from October 31.

Q:	Can I invest through my Individual Retirement Account (“IRA”), Simplified Employee Pension Plan (“SEP”) or other after-tax deferred account?

A:

Yes, if you meet the suitability standards described under “Suitability Standards” above, you may invest via an IRA, SEP or other after-tax deferred account. If you would like to invest through one of these account types, you should contact your custodian, trustee or other authorized person for the account to subscribe. They will process the subscription and forward it to us, and we will send the confirmation and notice of our acceptance back to them.

Please be aware that in purchasing shares, custodians or trustees of, or any other person providing advice to, employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or other applicable laws. These additional fiduciary duties may require the custodian, trustee, director, or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Q:	How often will the Fund pay distributions?

A:

We expect to pay regular monthly distributions commencing with the first full calendar quarter after the escrow period concludes. Any distributions we make will be at the discretion of our Board, who will consider, among other things, our earnings, cash flow, capital needs and general financial condition, as well as our desire to comply with the RIC requirements, which generally require us to make aggregate annual distributions to our shareholders of at least 90% of our net investment income. As a result, our distribution rates and payment frequency may vary from time to time and there is no assurance we will pay distributions in any particular amount, if at all. See “Description of our Common Shares” and “Certain U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class S shares, Class D shares and Class I shares will generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class.

Q:	Can I reinvest distributions in the Fund?

A:

Yes, we have adopted a distribution reinvestment plan whereby shareholders (other than those located in specific states or who are clients of selected participating brokers, as outlined below) will have their cash distributions automatically reinvested in additional shares of the same class of our Common Shares to which the distribution relates unless they elect to receive their distributions in cash. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the then current NAV per share of the relevant class of Common Shares. Shareholders will not pay transaction related charges when purchasing shares under our distribution reinvestment plan, but all outstanding Class S shares and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees.

Shareholders located in Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional common shares. See “Description of Our Common Shares” and “Distribution Reinvestment Plan.”

Q:	How can I change my distribution reinvestment plan election?

A:

Participants may terminate their participation in the distribution reinvestment plan or shareholders may elect to participate in our distribution reinvestment plan with five business days’ prior written notice by contacting our Transfer Agent, Alliance Bernstein Investor Services Inc. (“ABIS”), at Alliance Bernstein Private Lending Corp, c/o Alliance Bernstein Investor Services Inc., 8000 IH 10 W, 13th Floor San Antonio TX 78230, or at 1-800-221-5672.

Q:	How will distributions be taxed?

A:

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under the Code. A RIC is generally not subject to U.S. federal corporate income taxes on the net taxable income that it currently distributes to its shareholders.

Distributions of ordinary income and of net short-term capital gains, if any, will generally be taxable to U.S. shareholders as ordinary income to the extent such distributions are paid out of our current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions paid by us will generally not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares pursuant to our distribution reinvestment plan. Shareholders receiving distributions in the form of additional shares will generally be treated as receiving a distribution in the amount of the fair market value of the distributed shares. The additional shares received by a shareholder pursuant to our distribution reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the shareholder’s account.

Because each investor’s tax position is different, you should consult with your tax adviser on the tax consequences to you of investing in the Fund. In particular, non-U.S. investors should consult their tax advisers regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”

Q:	Can I sell, transfer or otherwise liquidate my shares post purchase?

A:

The purchase of our Common Shares is intended to be a long-term investment. We do not intend to list our shares on a national securities exchange, and do not expect a public market to develop for our shares in the foreseeable future. We also do not intend to complete a liquidity event within any specific period, and there can be no assurance that we will ever complete a liquidity event. We do intend to conduct quarterly share repurchase offers through voluntary tender offers in accordance with the Exchange Act tender offer rules to provide limited liquidity to our shareholders. Our share repurchase program will be the only liquidity initiative that we offer to our shareholders.

Because of the lack of a trading market for our shares, you may not be able to sell your shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Our Common Shares are freely transferable, except where a transfer is restricted by federal and state securities laws or by contract. We will generally not charge you to facilitate transfers of your shares, other than for necessary and reasonable costs actually incurred by us.

Q:	Can I request that my shares be repurchased?

A:

Yes, you can request that your shares be repurchased subject to the following limitations. Beginning no later than the first full calendar quarter following the date on which we break escrow for this offering, and subject to the discretion of the Board, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers through voluntary tender offers in accordance with the Exchange Act tender offer rules to allow our shareholders to tender their shares at a price equal to the NAV per share for the applicable class of shares on each date of repurchase. Our Board may amend, suspend or terminate the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased to no more than 5% of our outstanding Common Shares as of the last day of the immediately preceding quarter. In the event the number of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.

We expect to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early

Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Most of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”

Q:	What fees do you pay to the Adviser?

A:

Pursuant to the advisory agreement between us and the Adviser (the “Advisory Agreement”), the Adviser is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. We will pay the Adviser a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee.

•

The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For the first calendar month in which the Fund has operations, net assets will be measured as the beginning net assets as of the date on which the Fund breaks escrow.

•	The incentive fee will consist of two components as follows:

The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of its Pre-Incentive Fee Net Investment Income Returns (as defined below), attributable to each class of the Fund’s Common Shares, for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

“Pre-Incentive Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up fees, as well as prepayments premiums, but excluding fees for providing managerial assistance and fees earned by the Adviser or an affiliate) accrued during the month, minus operating expenses for the month (including the management fee, taxes, any expenses payable under the Advisory Agreement and an administration agreement with our administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred shares, but excluding incentive fees and shareholder servicing and/or distribution fees). Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind (“PIK”) interest and zero-coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

The second part of the incentive fee is based on realized capital gains, whereby we will pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains, attributable to each class of the Fund’s Common Shares, from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology will look through derivative financial instruments or swaps as if we owned the reference assets directly.

See “Advisory Agreement and Administrative Agreement.”

Q:	How will I be kept up to date about how my investment is doing?

A:	We and/or your financial adviser, participating broker or financial intermediary, as applicable, will provide you with periodic updates on the performance of your investment with us, including:

•	three quarterly financial reports;

•	an annual report;

•

quarterly investor statements providing material information regarding your participation in the distribution reinvestment plan and an annual statement providing tax information with respect to income earned on shares under the distribution reinvestment plan for the calendar year;

•

in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S; and

•	confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs).

Depending on legal requirements, we may post this information on our website, [   ], when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.

In addition, after the escrow period, our monthly NAV per share will be posted on our website promptly after it has become available (prior to the twentieth business day of the following month).

Q:	What type of tax reporting will I receive on the Fund, and when will I receive it?

A:

As promptly as possible after the end of each calendar year, we intend to send to each of our U.S. shareholders an annual IRS Form 1099-DIV or IRS Form 1099-B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S.

Q:	What are the tax implications for non-U.S. investors in the Fund?

A:

Because we are a corporation for U.S. federal income tax purposes, a non-U.S. investor in the Fund will generally not be treated as engaged in a trade or business in the U.S. solely as a result of investing in the Fund, unless the Fund is treated as a “United States real property holding corporation” for U.S. federal income tax purposes. Although there can be no assurance in this regard, we do not currently expect to be a United States real property holding corporation for U.S. federal income tax purposes.

We expect the bulk of dividends paid by the Fund to be exempt from U.S. tax withholding provided they are properly reported by the Fund and derive from “interest-related dividends”, “capital gain dividends” or “short-term capital gain dividends.” For these purposes, interest-related dividends, capital gain dividends and short-term capital gain dividends generally represent distributions of certain U.S.-source interest or capital gains that would not have been subject to U.S. federal withholding tax at source if received directly by a non-U.S. investor, and that satisfy certain other requirements. Notwithstanding the above, the Fund may be required to withhold from dividends that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the non-U.S. investor certifies its status under penalties of perjury or otherwise establishes an exemption.

A non-U.S. investor is generally exempt from U.S. federal income tax on capital gain dividends and any gains realized upon the sale or exchange of shares in the Fund.

Dividends other than interest-related dividends, capital gain dividends and short-term capital gain dividends will generally be subject to a U.S. withholding tax of 30% (or lower treaty rate).

Non-U.S. investors may also be subject to U.S. estate tax with respect to their investment in shares in the Fund.

This section assumes that income from the Fund is not “effectively connected” with a U.S. trade or business carried on by a non-U.S. investor. Non-U.S. investors, and in particular, non-U.S. investors who are engaged in a U.S. trade or business, should consult with their tax advisers on the consequences to them of investing in the Fund. See “Certain U.S. Federal Income Tax Considerations.”

Q:	What are the tax implications for non-taxable U.S. investors in the Fund?

A:

Because we are a corporation for U.S. federal income tax purposes, U.S. tax-exempt investors in the Fund will generally not derive “unrelated business taxable income” for U.S. federal income tax purposes (“UBTI”) solely as a result of their investment in the Fund. A U.S. tax-exempt investor, however, may derive UBTI from its investment in the Fund if the investor incurs indebtedness in connection with its purchase of shares in the Fund. Tax-exempt investors should consult their tax advisers with respect to the consequences of investing in the Fund.

Q:	What is the difference between the three classes of Common Shares being offered?

A:

We are offering to the public three classes of Common Shares – Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees, with Class S shares subject to an ongoing and shareholder servicing and/or distribution fee of 0.85%, Class D shares being subject to an ongoing and shareholder servicing and/or distribution fee or 0.25% and Class I shares not subject to a shareholder servicing and/or distribution fee. In addition neither the Fund nor the Managing Dealer will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D. Selling agents will not charge such fees on Class I shares. See “Description of Our Common Shares” and “Plan of Distribution” for a discussion of the differences between our Class S shares, Class D shares and Class I shares.

Assuming a constant net asset value per share of $25, we expect that a one-time investment in 400 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85	$425
Class D	$25	$125
Class I	$0	$0

Class S shares are available through brokerage and transaction-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class S shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class S shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S shares, Class D shares or Class I shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

If you are eligible to purchase all three classes of shares, you should be aware that participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

Q:	Are there ERISA considerations in connection with investing in the Fund?

A:

We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under the ERISA, and certain U.S. Department of Labor regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”). The Plan Asset Regulations define the term “publicly-offered security” as a security that is “widely-held,” “freely transferrable” and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act if the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred (“Publicly-Offered Security”).

In this regard, generally, we intend to take one of the following approaches: (1) in the event that each class of Common Shares is considered a “publicly-offered security”, we will not limit “benefit plan investors”

from investing in the Common Shares; (2) in the event one or more classes of Common Shares does not constitute a Publicly-Offered Security, (a) we will limit investment in each class of Common Shares by “benefit plan investors” to less than 25% of the total value of each class of our Common Shares, within the meaning of the Plan Asset Regulations (including any class that constitutes a Publicly-Offered Security), or (b) we will prohibit “benefit plan investors” from owning any class that does not constitute a Publicly-Offered Security.

In addition, each prospective investor that is, or is acting on behalf of any individual retirement account, employee benefit plan, or similar plan or account that is subject to ERISA, or any entity whose underlying assets are considered to include the foregoing (each a “Plan”), must independently determine that our common shares are an appropriate investment for the Plan, taking into account its obligations under ERISA, and applicable similar laws, and the facts and circumstances of each investing Plan.

Prospective investors should carefully review the matters discussed under Risk Factors “Risks Related to an Investment in the Common Shares” and “Restrictions on Share Ownership” and should consult with their own advisers as to the consequences of making an investment in the Fund.

Q:	What is the role of the Fund’s Board of Trustees?

A:

We operate under the direction of our Board, the members of which are accountable to us and our shareholders as fiduciaries. We have five Trustees, three of whom have been determined to be independent of us, the Adviser and its affiliates (“Independent Trustees”). Our Independent Trustees are responsible for, among other things, reviewing the performance of the Adviser, approving the compensation paid to the Adviser and its affiliates, oversight of the valuation process used to establish the Fund’s NAV and oversight of the investment allocation process to the Fund. The names and biographical information of our Trustees are provided under “Management of the Fund—Trustees and Executive Officers.”

Q:	Are there any risks involved in buying your shares?

A:

Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objective and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:

•	We have no prior operating history and there is no assurance that we will achieve our investment objective.

•	An investment in our Common Shares may not be appropriate for all investors and is not designed to be a complete investment program.

•	This is a “blind pool” offering and thus you will not have the opportunity to evaluate our investments before we make them.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop.

•	You should purchase these securities only if you can afford a complete loss of your investment.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•

We intend to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions. See “Share Repurchase Program” and “Risk Factors” – Repurchase Program and Timing of Repurchase May be Disadvantageous.

•	An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”

•

We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, or return of capital, and we have no limits on the amounts we may pay from such sources. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

•

Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

•	We expect to use leverage, which will magnify the potential for loss on amounts invested in us. See “Risk Factors” – Leverage Risk.

•

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•

We intend to invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Q:	What is a “best efforts” offering?

A:

This is our initial public offering of our Common Shares on a “best efforts” basis. A “best efforts” offering means the Managing Dealer and the participating brokers are only required to use their best efforts to sell the shares. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.

Q:	What is the expected term of this offering?

A:

We have registered $1,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.

We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.

Q:	What is a regulated investment company, or RIC?

A:

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

In general, a RIC is a company that:

•	is a BDC or registered investment company that combines the capital of many investors to acquire securities;

•	offers the benefits of a securities portfolio under professional management;

•	satisfies various requirements of the Code, including an asset diversification requirement; and

•

is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.

Q:	Who will administer the Fund?

A:

AB-PCI will serve as both our Adviser and our administrator. In its capacity as our administrator (the “Administrator”), AB-PCI will provide, or oversee the performance of, administrative and compliance services. Under our Advisory Agreement, we have agreed to pay the Adviser an annual management fee as well as an incentive fee based on our investment performance. We will reimburse the Administrator for its costs and expenses incurred by performing its administrative obligations under the administration agreement (the “Administration Agreement”). We also will be liable to reimburse the Administrator for the Fund’s allocable portion of compensation of the Administrator’s personnel. The Administrator may defer or waive fees and/or rights to be reimbursed for the costs and expenses noted above including the Fund’s allocable portion of compensation of the Administrator’s personnel. The Administrator will not charge the Fund any fees for its services as Administrator. See “Plan of Operation” and “Advisory Agreement, Sub-Advisory Agreement and Administration Agreement.”

Q:	What are the offering and servicing costs?

A:

Neither the Fund nor the Managing Dealer will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

Listed BDCs may have different fees and sales charges, including minimal sales commissions if purchased through certain financial intermediaries.

Subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares, and (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The shareholder servicing and/or distribution fees will be payable to the Managing Dealer, but the Managing Dealer anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We and/or our affiliates will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

The Adviser has agreed to advance all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of our participating broker-dealers, reasonable bona fide due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our escrow agent and transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, broker-dealers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through the date on which we break escrow for this offering. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement we will enter into with the Adviser, we will be obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for this offering. See “Plan of Distribution” and “Plan of Operation—Expenses—Expense Support and Conditional Reimbursement Agreement.”

Q:	What are our expected operating expenses?

A:

We expect to incur operating expenses in the form of our management and incentive fees, shareholder servicing and/or distribution fees, interest expense on our borrowings and other expenses, including the fees we pay to our Administrator. See “Fees and Expenses.”

Q:	What are our policies related to conflicts of interests with AB and its affiliates?

A:

The Adviser and its affiliates will be subject to certain conflicts of interest with respect to the services AB-PCI (in its capacity as the Adviser and the Administrator) provide for us. These conflicts will arise primarily from the involvement of AB-PCI, our investment team, and AB-PCI affiliates, in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of our interest.

•

Conflicts of Interest Generally. In the ordinary course of its business activities, AB-PCI will engage in activities where the interests of certain of its own interests or the interests of its clients will conflict with the interests of the shareholders in the Fund. Other present and future activities of the Fund will give rise to additional conflicts of interest.

•

Relationship among the Fund, the Adviser and the Investment Team. The Adviser has a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that results to it or its affiliates from the operation of the Fund, on the other hand.

AB-PCI or its affiliates, principals or employees (the “Affiliated Group”) will invest for their own accounts and manage accounts for other individuals or entities, including entities in which the Affiliated Group or its trustees or employees may hold an interest, either directly in managed accounts or indirectly through investments in private investment entities. Any of such accounts will pay different fees, invest with leverage or utilize different investment strategies than the Fund. In addition, the Fund may enter into transactions with such accounts, and the Affiliated Group may invest in the same securities and instruments on behalf of such accounts that the Fund invests in, in each case to the extent permitted by the 1940 Act. The Affiliated Group or its personnel will have income or other incentives to favor such accounts.

•

Fund Co-Investment Opportunities. As a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside the Other Accounts. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities.

•

Co-Investment Order. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Such order may restrict our ability to enter into follow-on investments or other transactions.

AB High Yield manages our broadly syndicated loan and other liquid investments pursuant to the Sub-Advisory Agreement. Investment professionals associated with AB High Yield are actively involved in other investment activities not concerning the Fund and will not devote all of their professional time to the affairs of the Fund. There can be no assurance that AB High Yield will resolve all conflicts of interest in a manner that is favorable to the Fund and any such conflicts of interest could have a material adverse effect on the Fund.

See “Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund.

Q:	What is the impact of being an “emerging growth company”?

A:

We are an “emerging growth company,” as defined by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

•

submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•

disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.

We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. We have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares is not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Q:	Who can help answer my questions?

A:

If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent at Alliance Bernstein Investor Services Inc., 8000 IH 10 W, 13th Floor San Antonio TX 78230, or at 1-800-221-5672.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.

	Class S Shares	Class D Shares	Class I Shares
Shareholder transaction expense (fees paid directly from your investment)
Maximum sales load(1)	—%	—%	—%
Maximum Early Repurchase Deduction(2)	2.0%	2.0%	2.0%
Annual expenses (as a percentage of net assets attributable to our Common Shares)(3)
Base management fees(4)	1.25%	1.25%	1.25%
Incentive fees(5)	—	—	—
Shareholder servicing and/or distribution fees(6)	0.85%	0.25%	—%
Interest payment on borrowed funds(7)	[ ]%	[ ]%	[ ]%
Other expenses(8)	[ ]%	[ ]%	[ ]%
Total annual expenses	[ ]%	[ ]%	[ ]%

(1)

Neither the Fund nor the Managing Dealer will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Please consult your selling agent for additional information. Any transaction or other fees assessed by a financial intermediary on Class S shares or Class D shares are not reflected in the above fee table or in the fee example below.

(2)

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year may be subject to an Early Repurchase Deduction of 2.0% of such NAV. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

(3)

Weighted average net assets employed as the denominator for expense ratio computation is $[  ] million. This estimate is based on the assumption that we sell $[  ] of our Common Shares in the initial 12-month period of the offering. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/ depreciation and share repurchase activity, if any.

(4)	The base management fee paid to our Adviser is calculated at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month.
(5)	We may have capital gains and investment income that could result in the payment of an incentive fee in the first year of investment operations. The incentive fees, if any, are divided into two parts:

•

The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of our Pre-Incentive Fee Net Investment Income Returns (as defined below), attributable to each class of the Fund’s Common Shares, for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

•

The second part of the incentive is based on realized capital gains, whereby we will pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains, attributable to each class of the Fund’s Common Shares, from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.

As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved an annualized total return of 5.0% for each quarter made up entirely of net investment income, no incentive fees would be payable to the Adviser because the hurdle rate was not exceeded. If instead we achieved a total return of 5.0% in a calendar year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 0.63% of our net assets would be payable. See “Advisory Agreement, Sub-Advisory Agreement and Administration Agreement” for more information concerning the incentive fees.

(6)

Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares, Class D shares and Class I shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S shares or Class D shares. See “Plan of Distribution” and “Estimated Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

(7)

We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to [ ]% of our weighted average net assets in the initial 12-month period of the offering, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is [ ]%. Our ability to incur leverage during the 12 months following the commencement of this offering depends, in large part, on whether we meet our minimum offering requirement, the amount of money we are able to raise through the sale of shares registered in this offering and the availability of financing in the market.

(8)

“Other expenses” include accounting, legal and auditing fees, custodian and transfer agent fees, reimbursement of expenses to our Administrator, organization and offering expenses, insurance costs and fees payable to our Trustees, as discussed in “Plan of Operation.” The amount presented in the table estimates the amounts we expect to pay during the initial 12-month period of the offering prior to any expense support, as described below.

We will enter into an Expense Support and Conditional Reimbursement Agreement with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf, including organization and offering expenses, provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates. If the Adviser elects to pay certain of our expenses, the Adviser will be entitled to reimbursement of such expenses from us if Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders. See “Plan of Operation—Expenses—Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement. Because the Adviser’s obligation to pay certain of our expenses is voluntary, the table above does not reflect the impact of any expense support from the Adviser.

Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that: (1) that our annual operating expenses and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses upon completion of organization and offering expenses, (2) that the annual return before fees and expenses is 5.0%, (3) that the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and (4) your financial intermediary does not directly charge you transaction or other fees.

Class S shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$[ ]	$[ ]	$[ ]	$[ ]
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$[ ]	$[ ]	$[ ]	$[ ]

Class D shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$[ ]	$[ ]	$[ ]	$[ ]
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$[ ]	$[ ]	$[ ]	$[ ]

Class I shares

	1 Year	3 Years	5 Years	10 Years
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of investment income:	$[ ]	$[ ]	$[ ]	$[ ]
Total cumulative expenses you would pay on a $1,000 investment assuming a reinvested 5.0% net return comprised solely of capital gains:	$[ ]	$[ ]	$[ ]	$[ ]

While the examples assume a 5.0% annual return on investment after management fees and expenses, but before incentive fees, our performance will vary and may result in an annual return that is greater or less than this. These examples should not be considered a representation of your future expenses. If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Advisory Agreement, Sub-Advisory Agreement and Administration Agreement” for information concerning incentive fees.

RISK FACTORS

Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or trading markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks below are not the only risks we face but do represent the known material risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward looking statements. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.

Risks Relating to an Investment in the Fund

No Operating History. The Fund is a non-diversified, closed-end management investment company that will elect to be regulated as a BDC with no operating history. As a result, prospective investors have no track record or history on which to base their investment decision. There can be no assurance that the results achieved by similar strategies managed by AB-PCI or its affiliates will be achieved for the Fund. Past performance should not be relied upon as an indication of future results. Moreover, the Fund is subject to all of the business risks and uncertainties associated with any new business, including the risk that it will not achieve its investment objective and that the value of an investor’s investment could decline substantially or that the investor will suffer a complete loss of its investment in the Fund.

Inability of the Fund to Meet its Investment Objective. The Adviser cannot provide assurances that it will be able to identify, choose, make or realize investments of the type targeted for the Fund. There is also no guarantee that the Adviser will be able to source attractive investments for the Fund within a reasonable period of time. There can be no assurance that the Fund will be able to generate returns for the investors or that returns will be commensurate with the risks of the investments. The Fund may not be able to achieve its investment objective and investors may lose some or all of their invested capital. The failure by the Fund to obtain indebtedness on favorable terms or in the desired amount will adversely affect the returns realized by the Fund and impair the Fund’s ability to achieve its investment objective.

Dependence on the Investment Team. The success of the Fund depends in substantial part on the skill and expertise of the Investment Team and AB High Yield. Although the Adviser believes the success of the Fund is not dependent upon any particular individual, there can be no assurance that the members of the Investment Team and the investment professions of AB High Yield will continue to be affiliated with the Adviser and AB High Yield, respectively, throughout the life of the Fund or will continue to be available to manage the Fund. The unavailability of members of the Investment Team or the investment professionals of AB High Yield to manage the Fund’s investment program could have a material adverse effect on the Fund.

Investment Illiquidity; Restrictions on Withdrawal. An investment in the Fund is suitable only for certain sophisticated investors that have no need for immediate liquidity in respect of their investment and who can accept the risks associated with investing in illiquid investments.

Our Common Shares are illiquid investments for which there is not and will likely not be a secondary market. Liquidity for our Common Shares will be limited to participation in our share repurchase program, which we have no obligation to maintain. When we make quarterly repurchase offers through voluntary tender offers in accordance with the Exchange Act tender offer rules pursuant to the share repurchase program, we will offer to repurchase Common Shares at a price that is estimated to be equal to our net asset value per share on the last calendar day of such quarter, which may be lower than the price that you paid for our Common Shares. As a result, to the extent you paid a price that includes the related sales load and to the extent you have the ability to sell your Common Shares pursuant to our share repurchase program, the price at which you may sell Common Shares may be lower than the amount you paid in connection with the purchase of Common Shares in this offering.

No Right to Control the Fund’s Operations. The Fund is managed exclusively by the Adviser. Fund investors will not make decisions with respect to the management, disposition or other realization of any investment, the day-to-day operations of the Fund, or any other decisions regarding the Fund’s business and affairs, except for limited circumstances. Specifically, Fund investors will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding investments by the Fund or receive any financial information issued directly by the portfolio companies that is available to the Adviser. Fund investors should expect to rely solely on the ability of the Adviser with respect to the Fund’s operations.

Recourse to the Fund’s Assets. The assets of the Fund, including any investments made by and any capital held by the Fund are available to satisfy all liabilities and other obligations of the Fund, as applicable. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and may not be limited to any particular asset, such as the investment giving rise to the liability.

Potential Inability to Obtain Leverage. The Fund will seek to regularly employ a significant amount of direct or indirect leverage in a variety of forms through borrowings, derivatives and other financial instruments as part of its investment program. However, there can be no assurance that the Fund will be able to obtain indebtedness at all or to the desired degree or that indebtedness will be accessible by the Fund at any time or in connection with any particular investment. If indebtedness is available to the Fund, there can be no assurance that such indebtedness will be available in the desired amount or on terms favorable to the Fund and/or terms comparable to terms obtained by competitors. The terms of any indebtedness are expected to vary based on the counterparty, timing, size, market interest rates, other fees and costs, duration, advance rates, eligible investments, ability to borrow in currencies other than the U.S. dollar and Fund investor creditworthiness and composition. Moreover, market conditions or other factors may cause or permit the amount of leverage employed by the Fund to fluctuate over the Fund’s life. Furthermore, the Fund may seek to obtain indebtedness on an investment-by-investment basis, and leverage may not be available or may be available on less desirable terms in connection with particular investments. The instruments and borrowing utilized by the Fund to leverage its investments may be collateralized by other assets of the Fund.

It is expected that the Fund will directly or indirectly incur indebtedness collateralized by the Fund’s assets. As a BDC, with certain limited exceptions, the Fund will only be permitted to borrow amounts such that the Fund’s asset coverage ratio, as defined in the 1940 Act, equals at least 150% (equivalent to $2 of debt outstanding for each $1 of equity) after such borrowing. If the Fund is unable to obtain and maintain the desired amount of borrowings on favorable terms, the Adviser may seek to realize the Fund’s investments earlier than originally expected.

Use of Leverage. The Fund will seek to employ direct or indirect leverage in a variety of forms, including through borrowings, derivatives, securitizations and other financial instruments as part of its investment program, which leverage is expected to be secured by the Fund’s assets. The greater the total leverage of the Fund relative to its assets, the greater the risk of loss and possibility of gain due to changes in the values of its investments. The extent to which the Fund uses leverage may have other significant consequences to Fund investors, including, the following: (i) greater fluctuations in the net assets of the Fund; (ii) use of cash flow (including capital contributions) for debt service and related costs and expenses, rather than for additional investments, distributions, or other purposes; (iii) to the extent that the Fund’s cash proceeds are required to meet principal payments, the Fund investors may be allocated income (and therefore incur tax liability) in excess of cash available for distribution; (iv) in certain circumstances the Fund may be required to harvest investments prematurely or in unfavorable market conditions to service its debt obligations, and in such circumstances the recovery the Fund receives from such harvests may be significantly diminished as compared to the Fund’s expected return on such investments; (v) limitation on the Fund’s flexibility to make distributions to Fund investors or result in the sale of assets that are pledged to secure the indebtedness; (vi) increased interest expense if interest rate levels were to increase significantly; (vii) during the term of any borrowing, the Fund’s returns may be materially reduced by increased costs attributable to regulatory changes; and (viii) banks and dealers that provide financing to the Fund may apply discretionary margin, haircut, financing and collateral valuation policies. Changes by banks and dealers in any of the foregoing may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can also be no assurance that the Fund will have sufficient cash flow or be able to liquidate sufficient assets to meet its debt service obligations. As a result, the Fund’s exposure to losses, including a potential loss of principal, as a result of which Fund investors could potentially lose all or a portion of their investments in the Fund, may be increased due to the use of leverage and the illiquidity of the investments generally. Similar risks and consequences apply with respect to indebtedness related to a particular asset or portfolio of assets.

To the extent that the Fund enters into multiple financing arrangements, such arrangements may contain cross-default provisions that could magnify the effect of a default. If a cross-default provision were exercised, this could result in a substantial loss for the Fund.

As a BDC, we generally will be required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. As defined in the 1940 Act, asset coverage of 150% for preferred shares means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities representing stock. Asset coverage of 150% for indebtedness means that for every $100 of net assets we hold, we may raise $200 from borrowing. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board, a majority of whom are Independent Trustees with no material interests in such transactions. Leverage embedded or inherent in derivative instruments in which the Fund may invest are not subject to such asset coverage requirements.

Although borrowings by the Fund have the potential to enhance overall returns that exceed the Fund’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. In addition, borrowings by the Fund may be secured by the shareholders’ investments as well as by the Fund’s assets and the documentation relating to such borrowing may provide that during the continuance of a default under such borrowing, the interests of the investors may be subordinated to such borrowing.

Fund Rating. The Fund may apply to a credit rating agency to rate the Fund and/or its assets in order to provide the Fund access to different sources of indebtedness or capital as well as to help meet the Fund’s risk/return objectives, its overall target indebtedness ratio or other considerations as determined by the Adviser. In connection with such rating, the credit rating agency may review and analyze the Fund’s counterparties, AB-PCI (in its capacity as the Adviser and the Administrator), the investments and expected investments of the Fund, the legal structure of the Fund, the historical and current Fund investors and Fund performance data. There can be no assurance that the Fund will apply for such a rating, that a credit rating agency will provide a rating or that such a rating will be beneficial to the Fund. In addition, when making investment decisions for the Fund (including establishing the Fund’s investment portfolio), the Adviser may consider the implications of the investment portfolio on a credit rating agency’s rating of the Fund and tailor the Fund’s investment portfolio taking into account such considerations. There is a risk that a rating agency could incorrectly rate, or downgrade ratings which could have a material effect on the Fund, including its assets and its ability to acquire indebtedness.

Provisions in Our Declaration of Trust Could Make It More Difficult for a Potential Acquirer to Acquire Us. Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each. These provisions may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for shares of our common stock and could entrench management. In particular, a classified Board with three-year staggered terms could delay the ability of shareholders to change the membership of a majority of the Board.

Expedited Investment Decisions. Investment analyses and decisions by the Adviser may be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to the Adviser at the time of making an investment decision may be limited. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect an investment. In addition, the Adviser may rely upon independent consultants and other sources in connection with its evaluation of proposed investments, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants or other sources or to the Fund’s right of recourse against them in the event errors or omissions do occur.

Insurance. AB-PCI expects to purchase and maintain an omnibus insurance policy which includes coverage in respect of the Fund, the Adviser and their affiliates, as well as Other Accounts, including certain of their respective indemnified persons (which omnibus insurance policy or policies may provide coverage to the Adviser, AB and their affiliates, as applicable, for events unrelated to the Fund). The premiums for such shared insurance policies generally would be borne by AB-PCI and the clients covered by such policies, and such shared insurance policies are expected to have an overall cap on coverage for all the insured parties thereunder. To the extent an insurable event results in claims in excess of such cap, the Fund may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each insured party. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and the Fund experiences an insurable loss after such event, the Fund’s receipts from such insurance policy may also be diminished. Insurance policies covering the Fund, the premiums of which are paid in whole or in part by the Fund, may provide insurance coverage to Indemnified persons for conduct that would not be covered by indemnification. In addition, the Fund may need to initiate litigation in order to collect from an insurance provider, which may be lengthy and expensive for the Fund and which ultimately may not result in a financial award. In addition, the Adviser may cause the Fund to purchase and maintain insurance coverage that provides coverage to the Fund, certain Indemnified persons, or the Adviser, in which case, the premiums would be borne by the Fund.

While AB-PCI expects to allocate insurance expenses in a manner it determines to be fair and equitable, taking into account any factors it deems relevant to the allocation of such expenses, because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such expenses may require AB-PCI to take into consideration facts and circumstances that are subjective in nature. It is unlikely that AB-PCI will be able to accurately allocate the expenses of any such insurance policies based on the actual claims related to a particular client, including the Fund.

Indemnification. The Fund is required to indemnify the Adviser, AB High Yield, the members of the Board and each other person indemnified under the Amended and Restated Declaration of Trust of the Fund (as amended or restated from time to time, the “Declaration of Trust”) and the Bylaws of the Fund (as amended or restated from time to time, the “Bylaws”) for liabilities incurred in connection with the Declaration of Trust, the Bylaws, the Advisory Agreement, the Sub-Advisory Agreement and the Fund’s activities, except in certain circumstances. Subject to the limits on indemnification under Section 17(h) of the 1940 Act, the Fund’s Declaration of Trust provides that the Fund shall not indemnify such persons to the extent liability and losses are the result of, negligence or misconduct in the case of an Interested Trustee, officer, employee, controlling person or agent of the Fund, or gross negligence or willful misconduct in the case of an Independent Trustee. Subject to the limits on indemnification under Section 17(i) of the 1940 Act, the Advisory Agreement and the Sub-Advisory Agreement provide that the Adviser and AB High Yield, respectively, shall not be protected against any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith or gross negligence on the Adviser or the AB High Yield’s part, as applicable, in the performance of its duties or by reason of the reckless disregard of its duties and obligations. The Fund will also indemnify certain service providers, including the Administrator and the Fund’s auditors, as well as consultants and sourcing, operating and joint venture partners. Such liabilities may be material and may have an adverse effect on the returns to the Fund investors. The indemnification obligation of the Fund would be payable from the assets of the Fund. The application of the indemnification and exculpation standards may result in Fund investors bearing a broader indemnification obligation in certain cases than they would in the absence of such standards. As a result of these considerations, even though such provisions will not act as a waiver on the part of any investor of any of its rights which are not permitted to be waived under applicable law, the Fund may bear significant financial losses even where such losses were caused by the negligence or other conduct of such indemnified persons.

Certain Proceedings and Investigations. The Adviser and its affiliates, AB High Yield and its affiliates and/or the Fund may be subject to claims (or threats of claims), and governmental investigations, examinations, requests for information, audits, inquiries, subpoenas and other regulatory or civil proceedings. The outcome of any investigation, action or proceeding may materially adversely affect the value of the Fund, including by virtue of reputational damage to the Adviser or AB High Yield and may be impossible to anticipate. Any such investigation, action or proceeding may continue without resolution for long periods of time and may consume substantial amounts of the Adviser or AB High Yield’s time and attention, and that time and the devotion of these resources to any investigation, action or proceeding may, at times, be disproportionate to the amounts at stake in such investigation, action or proceeding. The unfavorable resolution of such items could result in criminal or civil liability, fines, settlements, charges, penalties or other monetary or non-monetary remedies or sanctions that could negatively impact the Adviser, AB High Yield and/or the Fund. In addition, such actions and proceedings may involve claims of strict liability or similar risks against the Fund in certain jurisdictions or in connection with certain types of activities. In some cases, the expense of such investigations, actions or proceedings and paying any amounts pursuant to settlements or judgments would be borne by the Fund.

No Registration of the Fund. While the Fund is not registered as an investment company under the 1940 Act, it will be subject to regulation as a BDC under the 1940 Act and will be required to adhere to the provisions of the 1940 Act applicable to BDCs. The Common Shares have not been recommended by any U.S. federal or state, or any non-U.S., securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this registration statement. Any representation to the contrary is a criminal offense.

Portfolio Valuation. The Adviser (with the help of independent valuation agents), subject at all times to the oversight and approval of the Board, will determine the valuation of the Fund’s investments. It is expected that the Fund will have a limited ability to obtain accurate market quotations for purposes of valuing most of its investments, which may require the Adviser to estimate, in accordance with valuation policies established by the Board, the value of the Fund’s debt investments on a valuation date. Further, because of the overall size and concentrations in particular markets, the maturities of positions that may be held by the Fund from time to time and other factors, the liquidation values of the Fund’s investments may differ significantly from the interim valuations of these investments derived from the valuation methods described herein. If the Adviser or AB High Yield’s valuation should prove to be incorrect, the stated value of the Fund’s investments could be adversely affected. The Adviser or AB High Yield may delegate its valuation responsibilities to any other person in its discretion. Absent bad faith or manifest error, valuation determinations of the Adviser (or its delegate) or AB High Yield (or its delegate) and approved by the Board will be conclusive and binding on the Fund investors.

Valuation of the types of assets in which the Fund invests are inherently subjective. In addition, the Adviser may have an interest in determining higher valuations in order to be able to present better performance to prospective investors. In certain cases, the Fund may hold an investment in an issuer experiencing distress or going through bankruptcy. In such a situation, the Adviser may continue to place a favorable valuation on such investment due to the Adviser’s determination that the investment is sufficiently secured despite the distressed state or bankruptcy of the issuer. However, no assurances can be given that this assumption is justified or that such valuations will be accurate in the long term. In addition, an investment in a portfolio company may not be permanently written-off or permanently written down despite its distressed state or covenant breach until such portfolio company experiences a material corporate event (e.g., bankruptcy or partial sale) which establishes an objective basis for such revised valuation. In these circumstances, each of the Adviser and AB High Yield has an interest in delaying any such write-offs or write-downs to maintain a higher management fee base and thus, management fees paid to the Adviser.

An inaccurate valuation of an investment could have a substantial impact on the Fund.

Due Diligence Risk. When conducting due diligence and making an assessment regarding a potential investment, the Adviser will be required to rely on resources available to it, including internal sources of information as well as information provided by existing and potential obligors, any equity sponsor(s), lenders and other independent sources. The due diligence process may at times rely on limited or incomplete information.

The Adviser will select investments for the Fund in part on the basis of publicly available information filed with various government regulators or information made directly available to the Adviser. Although the Adviser will evaluate all such information and data and seek independent corroboration when it considers it appropriate and reasonably available, the Adviser may not be in a position to confirm the completeness, genuineness or accuracy of such information and data. The Adviser is dependent upon the integrity of the management of the entities filing such information and of such companies and third parties providing such information, as well as the financial reporting process in general. The value of an investment made by the Fund may be affected by fraud, misrepresentation or omission on the part of a company or any related parties to such company, or by other parties to the investment (or any related collateral and security arrangements). Such fraud, misrepresentation or omission may adversely affect the value of the investment and/or the value of the collateral underlying the investment in question and may adversely affect the Fund’s ability to enforce its contractual rights relating to that investment or the relevant obligor’s ability to repay the principal or interest on the investment.

In addition, the Adviser may rely upon independent consultants or experts in connection with its evaluation of proposed investments. There can be no assurance that these consultants or experts will accurately evaluate such investments. Investment analyses and decisions by the Adviser may be undertaken on an expedited basis in order to make it possible for the Fund to take advantage of short-lived investment opportunities. In such cases, the available information at the time of an investment decision may be limited, inaccurate and/or incomplete. In addition, the financial information available to the Adviser may not be accurate or provided based upon accepted accounting methods. Accordingly, the Adviser cannot guarantee that the due diligence investigation it carries out with respect to any investment opportunity will reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity which may have a material adverse effect on the performance of the Fund.

Rights against Third Parties, including Third-Party Service Providers. The Fund is reliant on the performance of third-party service providers, including the AB-PCI (in its capacity as the Adviser and the Administrator), AB High Yield, auditors, legal advisers, lenders, bankers, brokers, consultants, sourcing, operating and joint venture partners and other service providers (collectively, “Service Providers”). Further information regarding the duties and roles of certain of these Service Providers is provided in this registration statement. The Fund may bear the risk of any errors or omissions by such Service Providers. In addition, misconduct by such Service Providers may result in reputational damage, litigation, business disruption and/or financial losses to the Fund. Each Fund investor’s contractual relationship in respect of its investment in Common Shares of the Fund is with the Fund only and Fund investors are not in contractual privity with the Service Providers. Therefore, generally, no Fund investor will have any contractual claim against any Service

Provider with respect to such Service Provider’s default or breach. Accordingly, Fund investors must generally rely upon the Adviser to enforce the Fund’s rights against Service Providers. In certain circumstances, which are generally not expected to prevail, Fund investors may have limited rights to enforce the Fund’s rights on a derivative basis or may have rights against Service Providers if they can establish that such Service Providers owe duties to the Fund investors. In addition, Fund investors will have no right to participate in the day-to-day operation of the Fund and decisions regarding the selection of Service Providers. Rather, the Adviser will select the Fund’s Service Providers and determine the retention and compensation of such providers without the review by or consent of the Fund investors. The Fund investors must therefore rely on the ability of the Adviser to select and compensate Service Providers and to make investments and manage and dispose of investments.

Lack of Diversification. The Fund is classified as a non-diversified investment company within the meaning of the 1940 Act, which means that the Fund is not limited by the 1940 Act with respect to the proportion of its assets that it may invest in securities of a single issuer. To the extent that the Fund assumes large positions in the securities of a small number of issuers, its net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond the Fund’s asset diversification requirements as a RIC under the Code, the Fund does not have fixed guidelines for diversification, and its investments could be concentrated in relatively few portfolio companies. Although the Fund is classified as a non-diversified investment company within the meaning of the 1940 Act, it maintains the flexibility to operate as a diversified investment company. To the extent that the Fund operates as a non-diversified investment company, it may be subject to greater risk.

During the period of time in which the Fund is deploying its initial capital, the Fund may make a limited number of investments. In addition, the Fund does not have fixed guidelines for diversification by industry or type of security, and investments may be concentrated in only a few industries or types of securities. Further, if the expected amount of leverage is not obtained or deployed, the Fund may be more concentrated in an investment than originally anticipated. As a result, the Fund’s investments may be concentrated and the poor performance of a single investment may have pronounced negative consequences to the Fund and the aggregate returns realized by the Fund investors.

Consultation with Sourcing and Operating Partners. In certain circumstances, sourcing and operating partners may be aware of and consulted in advance in relation to certain investments made by the Fund. While sourcing and operating partners will be subject to confidentiality obligations, they are not restricted from engaging in any activities or businesses that may be similar to the business of the Fund or competitive with the Fund. In particular, sourcing and operating partners may use information available to them as sourcing and operating partners of the Adviser in a manner that conflicts with the interests of the Fund. Except in limited circumstances, the sourcing and operating partners are generally not obligated to account to the Adviser for any profits or income earned or derived from their activities or businesses or inform the Adviser of any business opportunity that may be appropriate for the Fund.

Use of Proceeds. While the Fund generally intends to make all distributions of net proceeds in accordance with “Use of Proceeds,” the amount and timing of distributions from the Fund to the Fund investors will be at the discretion of the Board, who may also direct that amounts available for distribution be retained in the Fund (i) to be used to satisfy, or establish reserves for, the Fund’s current or anticipated obligations (including management fees, incentive fees and any other expenses) or (ii) for reinvestment of the cost basis of an investment. Accordingly, there can be no assurance as to the timing and amount of distributions from the Fund.

Disclosure of Information Regarding Fund Investors. The Fund, the Adviser or their respective affiliates, Service Providers, or agents may from time to time be required or may, in their discretion, determine that it is advisable to disclose certain information about the Fund and the Fund investors, including investments held directly or indirectly by the Fund and the names and level of beneficial ownership of certain of the Fund investors, to (i) regulatory or taxing authorities of certain jurisdictions, which have or assert jurisdiction over the disclosing party or in which the Fund directly or indirectly invests, or (ii) any lenders, counterparty of, or service provider to, the Adviser or the Fund (and its subsidiaries). Disclosure of confidential information under such circumstances will not be regarded as a breach of any duty of confidentiality and, in certain circumstances, the Fund, the Adviser or any of their affiliates, Service Providers or agents, may be prohibited from disclosing to any Fund investor that any such disclosure has been made.

Operational Risk. The Fund is subject to operational risk, including the possibility that errors may be made by the Adviser or its affiliates and Service Providers in certain transactions, calculations or valuations on behalf of, or otherwise relating to, the Fund. Fund investors may not be notified of the occurrence of an error or the resolution of any error. Generally, the Adviser, its affiliates and Service Providers will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.

Exposure to Material Non-Public Information. Each of the Adviser and AB High Yield conduct a broad range of private and public debt investment businesses generally without internal information barriers in the ordinary course. As a result, from time to time, each of the Adviser and AB High Yield (in its capacity as investment manager of investment vehicles, funds or accounts or in connection with investment activities on its own behalf) receives material non-public information with respect to issuers of publicly-traded securities or other securities in connection with, among other examples, acquisitions, refinancings, restructurings of such issuers which each of the Adviser and AB High Yield reviews or participates in, oftentimes unrelated to its management of the Fund. In such circumstances, the Fund may be prohibited, by law, contract or by virtue of the Adviser or AB High Yield’s policies and procedures, from (i) selling all or a portion of a position in such issuer, thereby potentially incurring trading losses as a result, (ii) establishing an initial position or taking any greater position in such issuer, and (iii) pursuing other investment opportunities related to such issuer.

Technology Systems. The Fund’s business is highly dependent on the Fund’s and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in the Fund’s activities. The Fund’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond the Fund’s control and adversely affect the Fund’s business. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics or other serious public health events, such as the global outbreak of COVID-19;

•	events arising from local or larger scale political or social matters, including terrorist acts; and

•	cyber-attacks.

These events, in turn, could have a material adverse effect on the Fund’s operating results and negatively affect the market price of its common stock and its ability to pay distributions to its shareholders.

Cybersecurity. The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We, our affiliates and our and their respective third-party service providers are subject to cybersecurity risks. Our business operations rely upon secure information technology systems for data processing, storage and reporting. We depend on the effectiveness of the information and cybersecurity policies, procedures and capabilities maintained by our affiliates and our and their respective third-party services providers to protect their computer and telecommunications systems and the data that reside on or are transmitted through them. Cybersecurity risks have significantly increased in recent years and, while we have not experienced any material losses related to cyber-attacks or other information security breaches, we could suffer such losses in the future. Our, our affiliates and our and their respective third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact, as well as cyber-attacks that do not have a security impact but may nonetheless cause harm, such as causing denial-of-service attacks (i.e., efforts to make network services unavailable to intended users) on websites, servers or other online systems. If one or more of such events occur, it potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our affiliates and our and their respective third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect our business, financial condition or results of operations.

Substantial costs may be incurred in order to prevent any cyber incidents in the future. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, we may be required to expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. There is no assurance that any efforts to mitigate cybersecurity risks undertaken by us, our affiliates, or our or their respective third-party service providers will be effective. If we fail to comply with the relevant laws and regulations we could suffer financial losses, a disruption of our business, liability to investors, regulatory intervention or reputational damage.

Electronic Delivery of Certain Documents. The Fund investors will be deemed to consent to electronic delivery or posting to the Administrator’s website or other service of: (i) certain closing documents such as the Declaration of Trust, the Bylaws and the Subscription Agreements; (ii) any notices or communications required or contemplated to be delivered to the Fund investors by the Fund, the Adviser, or any of their respective affiliates, pursuant to applicable law or regulation; (iii) certain tax-related information and documents; and (iv) notices, requests, demands, consents or other communications and any financial statements, reports, schedules, certificates or opinions required to be provided to the Fund investors under any agreements. There are certain costs and possible risks associated with electronic delivery. Moreover, the Adviser cannot provide any assurance that these communication methods are secure and will not be responsible for any computer viruses, problems or malfunctions resulting from the use of such communication methods. See “—Technology Systems” and “Cybersecurity” above.

Handling of Mail. Mail addressed to the Fund and received at its registered office will be forwarded unopened to the forwarding address supplied by the Fund to be processed. None of the Fund, the Adviser, AB High Yield or any of their trustees, officers, advisers or Service Providers will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

General Credit Risks. The Fund may be exposed to losses resulting from default and foreclosure of any such loans or interests in loans in which it has invested. Therefore, the value of underlying collateral, the creditworthiness of borrowers and the priority of liens are each of great importance in determining the value of the Fund’s investments. In the event of foreclosure, the Fund or an affiliate thereof may assume direct ownership of any assets collateralizing such foreclosed loans. The liquidation proceeds upon the sale of such assets may not satisfy the entire outstanding balance of principal and interest on such foreclosed loans, resulting in a loss to the

Fund. Any costs or delays involved in the effectuation of loan foreclosures or liquidation of the assets collateralizing such foreclosed loans will further reduce proceeds associated therewith and, consequently, increase possible losses to the Fund. In addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosure proceedings or otherwise, or that such claims will not interfere with the enforcement of the Fund’s rights.

Potential for Volatile Markets. The prices of the Fund’s investments can be volatile. In addition, price movements may also be influenced by, among other things, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and national and international political and economic events and policies. In addition, governments from time to time intervene in certain markets. Such intervention often is intended directly to influence prices and may cause or contribute to rapid fluctuations in asset prices, which may adversely affect the Fund’s returns.

Syndication and/or Transfer of Investments. The Fund, directly or through the use of one or more subsidiary investment vehicles, may originate and/or purchase certain debt assets, including ancillary equity assets (“Assets”). The Fund may also purchase certain Assets (including, participation interests or other indirect economic interests) that have been originated by other affiliated or unaffiliated parties and/or trading on the secondary market. The Fund may, in certain circumstances, originate or purchase such Assets with the intent of syndicating and/or otherwise transferring a significant portion thereof, including to one or more offshore funds or accounts managed by the Adviser or any of its affiliates. In such instances, the Fund will bear the risk of any decline in value prior to such syndication and/or other transfer. In addition, the Fund will also bear the risk of any inability to syndicate or otherwise transfer such Assets or such amount thereof as originally intended, which could result in the Fund owning a greater interest therein than anticipated. In instances where the Fund originates and/or purchases Assets through the use of one or more subsidiary investment vehicles, the Fund will comply with the 1940 Act requirements governing investment policies and capital structure and leverage on an aggregate basis with any such subsidiary investment vehicle and any investment adviser to any such subsidiary investment vehicle will comply with the 1940 Act requirements governing investment advisory contracts, as if it were an adviser to the Fund. Additionally, any such subsidiary investment vehicle will comply with the provisions of the 1940 Act relating to affiliated transactions and custody.

Possibility of the Need to Raise Additional Capital. The Fund may need additional capital to fund new investments and grow its portfolio of investments once it has fully invested the net proceeds of this offering. Unfavorable economic conditions could increase the Fund’s funding costs or limit its access to the capital. A reduction in the availability of new capital could limit the Fund’s ability to grow. In addition, the Fund is required to distribute at least 90% of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to investors to maintain its qualification as a RIC. As a result, these earnings will not be available to fund new investments. An inability on the Fund’s part to access the capital successfully could limit its ability to grow its business and execute its business strategy fully and could decrease its earnings, if any, which would have an adverse effect on the value of its securities.

Counterparty Risk. To the extent that contracts for investment will be entered into between the Fund and a market counterparty as principal (and not as agent), the Fund is exposed to the risk that the market counterparty may, in an insolvency or similar event, be unable to meet its contractual obligations to the Fund. The Fund may have a limited number of potential counterparties for certain of its investments, which may significantly impair the Fund’s ability to reduce its exposure to counterparty risk. In addition, difficulty reaching an agreement with any single counterparty could limit or eliminate the Fund’s ability to execute such investments altogether. Because certain purchases, sales, hedging, financing arrangements and other instruments in which the Fund will engage are not traded on an exchange but are instead traded between counterparties based on contractual relationships, the Fund is subject to the risk that a counterparty will not perform its obligations under the related contracts. Although the Fund intends to pursue its remedies under any such contracts, there can be no assurance that a counterparty will not default and that the Fund will not sustain a loss on a transaction as a result.

Dependence on Key Personnel. The Fund depends on the continued services of its Investment Team and other key management personnel. If the Fund were to lose any of these officers or other management personnel, such a loss could result in operating inefficiencies and lost business opportunities, which could have a negative effect on the Fund’s operating performance. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

Liability for Capital Returns. Under Delaware law, the investors could, under certain circumstances, be required to return distributions made by the Fund to satisfy unpaid debts of the Fund that were in existence at the time the distributions were made.

Potential Changes in Investment Objective, Operating Policies or Strategies Without Prior Notice or Investor Approval. The Fund’s Board has the authority to modify or waive certain of the Fund’s operating policies and strategies without prior notice (except as required by the 1940 Act) and without investor approval. However, absent investor approval, the Fund may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC. Under Delaware law, the Fund also cannot be dissolved without prior investor approval. The Fund cannot predict the effect any changes to its current operating policies and strategies would have on its business, operating results and value of its stock. Nevertheless, the effects may adversely affect the Fund’s business and impact its ability to make distributions.

Potential Changes to Declaration of Trust Without Prior Investor Approval. Our Board may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super- majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

Allocation of Investment Opportunities and Related Conflicts. The Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without the prior approval of the Fund’s Independent Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities is the Fund’s affiliate for purposes of the 1940 Act, and the Fund generally is prohibited from buying or selling any security from or to such affiliate, absent the prior approval of the Fund’s Independent Trustees.

The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times to the extent the transaction is deemed to be “joint”), without prior approval of the Fund’s Independent Trustees and, in some cases, the SEC. If a person acquires more than 25% of the Fund’s voting securities, the Fund is prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or directors or their affiliates.

The Fund also generally will be unable to co-invest in any issuer in which the Adviser and its affiliates or a fund managed by the Adviser or its affiliates is investing. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment adviser. As a result of these restrictions, the Fund may be prohibited from buying or selling any security (other than any security of which the Fund is an issuer) from or to, as well as co-investing with, any fund managed by the Fund’s affiliates without the prior approval of the SEC. The decision by the Adviser to allocate an opportunity to another entity could cause the Fund to forgo an investment opportunity that the Fund otherwise would have made. These restrictions may limit the scope of investment opportunities that would otherwise be available to the Fund.

The Adviser has received an exemptive order from the SEC that permits us (and other BDCs and registered closed-end funds managed by the Adviser now or in the future, collectively the “Affiliated Funds”) to co-invest in portfolio companies with certain of the Affiliated Funds that are managed by the Adviser in a manner consistent with the Fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, the Fund is permitted to co-invest with Affiliated Funds, which the exemptive relief defines to include affiliated managed accounts, if, among other things, a “required majority” (as defined in

Section 57(o) of the 1940 Act) of the Independent Trustees make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and its investors and do not involve overreaching in respect of the Fund or its investors on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund’s investors and is consistent with the Fund’s investment objective and strategies. The Fund intends to co-invest with Affiliated Funds, subject to the conditions included in the Order.

The Fund may, however, invest alongside Other Accounts of the Adviser and its affiliates, including other entities they manage in certain circumstances where doing so is consistent with applicable law, the Order, or SEC staff interpretations and guidance. For example, the Fund may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting the Fund and such other funds to co-invest in privately placed securities so long as certain conditions are met, including that the Adviser, acting on the Fund’s behalf and on behalf of other clients, negotiates no term other than price. The Fund may also co-invest with the Adviser’s Other Accounts as otherwise permissible under regulatory guidance, applicable regulations or the Adviser’s allocation policy.

In situations where co-investment with Other Accounts of the Adviser or its affiliates is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of the Order, the Adviser will need to decide which client or clients will proceed with the investment. Under the Adviser’s allocation policy, such determinations will be made based on the principle that investment opportunities shall be allocated to eligible clients on a basis that will be fair and equitable over time. As a result, the Fund will not have an entitlement to make a co- investment in these circumstances, and to the extent that another client elects to proceed with the investment, the Fund will not be permitted to participate. Moreover, except in certain circumstances, the Fund will be unable to invest in any issuer in which a client of the Adviser or its affiliate holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to the Fund, and there can be no assurance that investment opportunities will be allocated to the Fund fairly or equitably in the short term or over time.

Risks Regarding Distributions. The Fund intends to pay monthly distributions to shareholders out of assets legally available for distribution. The Fund cannot guarantee that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. If the Fund is unable to satisfy the asset coverage test applicable to it as a BDC, or if the Fund violates certain debt financing agreements, its ability to pay distributions to shareholders could be limited. All distributions will be paid at the discretion of the Fund’s Board and will depend on the Fund’s earnings, financial condition, maintenance of RIC status, compliance with applicable BDC regulations, compliance with debt financing agreements and such other factors as the Board may deem relevant from time to time. The distributions the Fund pays to investors in a year may exceed the Fund’s taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes.

Investors who periodically receive the payment of a distribution from a RIC consisting of a return of capital for U.S. federal income tax purposes may be under the impression that they are receiving a distribution of RIC’s net ordinary income or capital gains when they are not. Accordingly, investors should read carefully any written disclosure accompanying a distribution from the Fund and the information about the specific tax characteristics of the Fund’s distributions provided to investors after the end of each calendar year, and should not assume that the source of any distribution is the Fund’s net ordinary income or capital gains.

Discretion to not Repurchase Common Shares, to Suspend the Share Repurchase Program, and to Cease Repurchases. Our Board may not adopt a share repurchase program, and if such a program is adopted, may amend, suspend or terminate the share repurchase program at any time in its discretion. You may not be able to sell your shares at all in the event our Board amends, suspends or terminates the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time. We will notify you of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

Timing of Repurchase May be at a Time that is Disadvantageous. In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date. Although a shareholder will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

Risks Relating to the Fund’s Investments

Our investments may be risky and, subject to compliance with our 80% test and the 70% test for Qualifying Assets under the requirements for BDCs, there is no limit on the amount of any such investments in which we may invest.

Risks Associated with Portfolio Companies.

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General Risks. A fundamental risk associated with the Fund’s investment strategy is that the companies in whose debt the Fund invests will be unable to make regular payments (e.g., principal and interest payments) when due, or at all, or otherwise fail to perform. Portfolio companies could deteriorate as a result of, among other factors, an adverse development in their business, poor performance by their management teams, a change in the competitive environment, an economic downturn or legal, tax or regulatory changes. Portfolio companies that the Adviser expects to remain stable may in fact operate at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or to maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress.

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Portfolio Companies May be Highly Leveraged. Portfolio companies may be highly leveraged, and there is no restriction on the amount of debt a portfolio company can incur. Substantial indebtedness may add additional risk with respect to a portfolio company, and could (i) limit its ability to borrow money for its working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; (ii) require it to dedicate a substantial portion of its cash flow from operations to the repayment of its indebtedness, thereby reducing funds available to it for other purposes; (iii) make it more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and/or (iv) subject it to restrictive financial and operating covenants, which may preclude it from favorable business activities or the financing of future operations or other capital needs. In some cases, proceeds of debt incurred by a portfolio company could be paid as a dividend to shareholders rather than retained by the portfolio company for its working capital. Leveraged companies are often more sensitive to declines in revenues, increases in expenses, and adverse business, political, or financial developments or economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such companies or their industries. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

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If a portfolio company is unable to generate sufficient cash flow to meet principal and interest payments to its lenders, it may be forced to take other actions to satisfy such obligations under its indebtedness. These alternative measures may include reducing or delaying capital expenditures, selling assets, seeking additional capital, or restructuring or refinancing indebtedness. Any of these actions could significantly reduce the value of the Fund’s investment(s) in such portfolio company. If such strategies are not successful and do not permit the portfolio company to meet its scheduled debt service obligations, the portfolio company may also be forced into liquidation, dissolution or insolvency, and the value of the Fund’s investment in such portfolio company could be significantly reduced or even eliminated.

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Issuer/Borrower Fraud. Of paramount concern in originating loans is the possibility of material misrepresentation or omission on the part of borrowers or guarantors. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund or its affiliates to perfect or effectuate a lien on the collateral securing the loan. The Fund or its affiliates will rely upon the accuracy and completeness of representations made by borrowers to the extent reasonable, but cannot guarantee such accuracy or completeness.

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Reliance on Company Management. The Adviser generally will seek to monitor the performance of investments in operating companies either through interaction with the board of the applicable company and/or by maintaining an ongoing dialogue with the company’s management team. However, the Fund generally will not be in a position to control any borrower by virtue of investing in its debt and the portfolio company’s management will be primarily responsible for the operations of the company on a day-to-day basis. Although it is the intent of the Fund to invest in companies with strong management teams, there can be no assurance that the existing management team, or any new one, will be able to operate the company successfully. In addition, the Fund is subject to the risk that a borrower in which it invests may make business decisions with which the Fund disagrees and the management of such borrower, as representatives of the common equity holders, may take risks or otherwise act in ways that do not serve the interests of the debt investors, including the Fund. Furthermore, in exercising its investment discretion, the Adviser may in certain circumstances commit funds of the Fund to other entities that will be given a mandate to make certain investments consistent with the Fund’s investment objective and that may earn a performance-based fee on those investments. Once such a commitment is made, such entities will have full control over the investment of such funds, and the Adviser will cease to have such control.

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Environmental Matters. Ordinary operation or the occurrence of an accident with respect to the portfolio companies in which the Fund invest could cause major environmental damage, which may result in significant financial distress to the Fund’s investments and any portfolio company holding such assets, even if covered by insurance. Certain environmental laws and regulations may require that an owner or operator of an asset address prior environmental contamination, which could involve substantial cost and other liabilities. The Fund (and the Fund investors) may therefore be exposed to substantial risk of loss from environmental claims arising in respect of its investments. Furthermore, changes in environmental laws or regulations or the environmental condition of an investment may create liabilities that did not exist at the time of its acquisition and that could not have been foreseen. Even in cases where the Fund is indemnified by the seller with respect to an investment against liabilities arising out of violations of environmental laws and regulations, there can be no assurance as to the financial viability of the seller to satisfy such indemnities or the ability of the Fund to achieve enforcement of such indemnities. See also “—Risk Arising from Provision of Managerial Assistance; Control Person Liability” below.

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Uncertainty as to the Value of Certain Portfolio Investments. The Fund expects that many of its portfolio investments will take the form of securities that are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and will be valued at fair value as determined in good faith by the Adviser, including to reflect significant events affecting the value of the Fund’s investments. Most, if not all, of the Fund’s investments (other than cash and cash equivalents) will be classified as Level 3 assets under Topic 820 of the U.S. Financial Accounting Standards Board’s Accounting Standards Codification, as amended, Fair Value Measurements and Disclosures (“ASC Topic 820”). This means that the Fund’s portfolio valuations will be based on unobservable inputs and the Fund’s assumptions about how market participants would price the asset or liability in question. The Fund expects that inputs into the determination of fair value of portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. The Fund expects to retain the services of one or more independent service providers to review the valuation of these loans and securities. The types of factors that may be taken into account in determining the fair value of investments generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. The Fund’s net asset value could be adversely affected if determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such loans and securities. In addition, the method of calculating the management fee and incentive fee may result in conflicts of interest between the Adviser, on the one hand, and investors on the other hand, with respect to the valuation of investments.

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Potential Failure to Make Follow-On Investments in Portfolio Companies. Following an initial investment in a portfolio company, the Fund may make additional investments in that portfolio company as “follow-on” investments, in order to:

•	increase or maintain in whole or in part the Fund’s equity ownership percentage;

•	exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or

•	attempt to preserve or enhance the value of the Fund’s investment.

The Fund may elect not to make follow-on investments, may be restricted from making follow-on investments or otherwise lack sufficient funds to make those investments.

The Fund has the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and the Fund’s initial investment, or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow-on investment, it may elect not to make a follow-on investment because it may not want to increase its concentration of risk, because it prefers other opportunities or because it is inhibited by compliance with BDC requirements, or compliance with the requirements for maintenance of its RIC status.

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Potential Impact of Not Holding Controlling Equity Interests in Portfolio Companies. The Fund does not generally intend to take controlling equity positions in the Fund’s portfolio companies. To the extent that the Fund does not hold a controlling equity interest in a portfolio company, it will be subject to the risk that such portfolio company may make business decisions with which the Fund disagrees, and the shareholders and management of such portfolio company may take risks or otherwise act in ways that are adverse to the Fund’s interests. Due to the lack of liquidity for the debt and equity investments that the Fund typically holds in portfolio companies, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a portfolio company, and may therefore suffer a decrease in the value of its investments.

•	Defaults by Portfolio Companies. A portfolio company’s failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on the portfolio company’s assets representing collateral for its obligations. This could trigger cross defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt that the Fund holds and the value of any equity securities the Fund owns. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

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Third Party Litigation. The Fund’s investment activities subject it to the normal risks of becoming involved in litigation initiated by third parties. This risk is somewhat greater where the Fund exercises control or influence over a company’s direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misconduct or gross negligence by the Adviser, be borne by the Fund (to the extent not borne by the portfolio companies) and would reduce net assets or could require Fund investors to return to the Fund distributed capital and earnings. The Adviser and others are indemnified in connection with such litigation, subject to certain conditions.

Projections. The Fund may rely upon projections developed by the Adviser concerning an investment’s future performance, outcome and cash flow. Projections are inherently subject to uncertainty and factors beyond the control of the Adviser. The inaccuracy of certain assumptions, the failure to satisfy certain requirements and the occurrence of other unforeseen events could impair the ability of an investment to realize projected values, outcomes and cash flow.

Adverse Developments in the Debt Capital Markets. Recent market and economic conditions have been unprecedented and challenging. Continued concerns about the systemic impact of inflation, energy costs, the pandemic, geopolitical issues, the availability and cost of credit, sovereign debt levels, the mortgage market and a declining real estate market in the U.S. have contributed to increased market volatility and diminished expectations for the U.S. economy. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have contributed to volatility of unprecedented levels. The factors described above have led to an overall reduction in liquidity in the debt capital markets, including sources of liquidity that the Fund may wish to utilize. Such conditions could reduce the availability of leverage to the Fund, its investments, and potential purchasers of the Fund’s investments or make such leverage more expensive to obtain, thereby adversely affecting the performance of the Fund.

Inflation. Certain of our portfolio companies are in industries that have been impacted by inflation. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations. Additionally, the Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates in an effort to combat inflation.

Adverse Effect of Economic Conditions on the Fund and the Portfolio Companies. The Fund and the portfolio companies in which the Fund invests may be adversely affected by deteriorations in the financial markets and economic conditions throughout the world, some of which may magnify the risks described in this prospectus and have other adverse effects. Deteriorating market conditions could result in increasing volatility and illiquidity in the global credit, debt and equity markets generally. The duration and ultimate effect of adverse market conditions cannot be forecast, nor is it known whether or the degree to which such conditions may remain stable or worsen. Deteriorating market conditions and uncertainty regarding economic markets generally could result in declines in the market values of potential investments or declines in the market values of investments after they are acquired by the Fund. Such declines could lead to weakened investment opportunities for the Fund, could prevent the Fund from successfully meeting its investment objective or could require the Fund to dispose of investments at a loss while such unfavorable market conditions prevail. In addition, the investment opportunities of the Fund may be dependent in part upon the consummation of leveraged buyouts and other private equity sponsored transactions, recapitalizations, refinancings, acquisitions and structured transactions. If fewer of these transactions occur than the Adviser expects, there may be limited investment opportunities for the Fund. Periods of prolonged market stability may also adversely affect the investment opportunities available to the Fund.

Corporate Social Responsibility. Our business (including that of our portfolio companies) faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities, which are increasingly considered to contribute to reducing a company’s operational risk, market risk and reputational risk, which may in turn impact the long-term sustainability of a company’s performance. A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions.

We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, including, but not limited to diversity, equity and inclusion, human rights, climate change and environmental stewardship, corporate governance and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, our relationship with existing and future portfolio companies, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.

However, regional and investor specific sentiment may differ in what constitutes a material positive or negative ESG corporate practice. There is no guarantee that AB-PCI’s corporate social responsibility practices will uniformly fit every investor’s definition of best practices for all environmental, social and governance considerations across geographies and investor types.

Additionally, new regulatory initiatives related to ESG that are applicable to us and our portfolio companies could adversely affect our business. For example, in May 2018, the European Commission adopted an “action plan on financing sustainable growth.” The action plan is, among other things, designed to define and reorient investment toward sustainability. The action plan contemplates: establishing EU labels for green financial products; increasing disclosure requirements in the financial services sector around ESG and strengthening the transparency of companies on their ESG policies and introducing a ‘green supporting factor’ in the EU prudential rules for banks and insurance companies to incorporate climate risks into banks’ and insurance companies’ risk management policies. There is a risk that a significant reorientation in the market following the implementation of these and further measures could be adverse to our portfolio companies if they are perceived to be less valuable as a consequence of, e.g., their carbon footprint or “greenwashing” (i.e., the holding out of a product as having green or sustainable characteristics where this is not, in fact, the case). We and our portfolio companies are subject to the risk that similar measures might be introduced in other jurisdictions in the future.

There is also a growing regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors in order to allow investors to validate and better understand sustainability claims. In addition, in 2021 the SEC established an enforcement task force to look into ESG practices and disclosures by public companies and investment managers and has started to bring enforcement actions based on ESG disclosures not matching actual investment processes.

In addition, the SEC has announced that it is working on proposals for mandatory disclosure of certain ESG-related matters, including with respect to corporate and fund carbon emissions, board diversity and human capital management. At this time, there is uncertainty regarding the scope of such proposals or when they would become effective (if at all). Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability.

Competitive Debt Environment. The business of investing in debt investments is highly competitive and involves a high degree of uncertainty. Market competition for investment opportunities includes traditional lending institutions, including commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds, mezzanine funds, and other private investors, as well as BDCs, and debt-focused competitors, such as issuers of collateralized loan obligations, or CLOs, and other structured loan funds. In addition, given the Fund’s target investment size and investment type, the Adviser expects a large number of competitors for investment opportunities. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to the Fund. Furthermore, competitors may offer loan terms that are more favorable to borrowers, such as less onerous borrower financial and other covenants, borrower rights to cure defaults, and other terms more favorable to borrowers than current or historical norms. Strong competition for investments could result in fewer investment opportunities for the Fund, as certain of these competitors have established or are establishing investment vehicles that target the same or similar investments that the Fund intends to purchase.

Over the past several years, many investment funds have been formed with investment objectives similar to those of the Fund, and many such existing funds have grown in size and have added larger successor funds to their platform. These and other investors may make competing offers for investment opportunities identified by the Adviser which may affect the Fund’s ability to participate in attractive investment opportunities and/or cause the Fund to incur additional risks when competing for investment opportunities. Moreover, identifying attractive investment opportunities is difficult and involves a high degree of uncertainty. The Adviser may identify an investment that presents an attractive investment opportunity but may not be able to complete such investment in a manner that meets the objectives of the Fund. The Fund may incur significant expenses in connection with the identification of investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses related to due diligence, transportation and legal, accounting and other professional services as well as the fees of other third-party advisers.

Illiquidity of the Fund’s Assets; Distributions In Kind. The Fund intends to invest primarily in private illiquid debt, loans and other assets for which no (or only a limited) liquid market exists or that are subject to legal or other restrictions on transfer and are difficult to sell in a secondary market. In some cases, the Fund may be prohibited from selling such investments for a period of time or otherwise be restricted from disposing of such investments. The market prices, if any, for such assets tend to be volatile, and may fluctuate due to a variety of factors that are inherently difficult to predict. Furthermore, the types of investments made may require a substantial length of time to liquidate due to the lack of an established market for such investments or other factors. As a result, there is a significant risk that the Fund may be unable to realize its investment objective by sale or other disposition at attractive prices or will otherwise be unable to complete any exit strategy. Accordingly, the Adviser is unable to predict with confidence what, if any, exit strategies will ultimately be available for any given asset. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal or other reasons, and the Fund may not be able to sell assets when the Fund desires to do so or to realize what the Adviser perceives to be the fair value of its assets in the event of a sale. Further, although the Adviser may at the time of making investments expect a certain portion of such investments to be refinanced or repaid before maturity, depending on economic conditions, interest rates and other variables, borrowers may not finance or repay loans early. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. In addition, in times of extreme market disruption, there may be no market at all for one or more asset classes, potentially resulting in the inability of the Fund to dispose of its assets for an indefinite period of time. Even if investments are successful, they are unlikely to produce a realized return to Fund investors for a period of years. Furthermore, a portion of interest on investments may be paid in kind rather than in cash to the Fund and, in certain circumstances, the Fund may exit investments through distributions in kind to Fund investors, after which the Fund investors will bear the risk of holding the investments and must make their own disposition decisions.

Priority of Repayment. The characterization of an investment as senior debt or senior secured debt does not mean that such debt will necessarily have repayment priority with respect to all other obligations of a portfolio company. Portfolio companies may have, and/or may be permitted to incur, other debt and liabilities that rank equally with or senior to the senior loans in which the Fund invests. If other indebtedness is incurred that ranks in parity in right of payment or proceeds of collateral with respect to debt securities in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors in the event of a liquidation, reorganization, insolvency, dissolution or bankruptcy of such a portfolio company. Where the Fund holds a first lien to secure senior indebtedness, the portfolio companies may be permitted to issue other senior loans with liens that rank junior to the first liens granted to the Fund. The intercreditor rights of the holders of such other junior lien debt may, in any liquidation, reorganization, insolvency, dissolution or bankruptcy of such a portfolio company, affect the recovery that the Fund would have been able to achieve in the absence of such other debt.

Even where the senior loans held by the Fund are secured by a perfected lien over a substantial portion of the assets of a portfolio company and its subsidiaries, the portfolio company and its subsidiaries will often be able to incur a substantial amount of additional indebtedness, which may have an exclusive lien over particular assets. For example, debt and other liabilities incurred by non-guarantor subsidiaries of portfolio companies will be structurally senior to the debt held by the Fund. Accordingly, any such debt and other liabilities of such subsidiaries would, in the event of liquidation, dissolution, insolvency, reorganization or bankruptcy of such subsidiary, be repaid in full before any distributions to an obligor of the loans held by the Fund. Furthermore, these other assets over which other lenders have a lien may be substantially more liquid or valuable than the assets over which the Fund has a lien. It is expected that the Fund will also invest in second-lien secured debt, which compounds the risks described in this paragraph.

Certain Guarantees. The Fund may invest in debt that is guaranteed by a subsidiary of the issuer. In some circumstances, guarantees of secured debt issued by subsidiaries of a portfolio company and held by the Fund may be subject to fraudulent conveyance or similar avoidance claims made by other creditors of such subsidiaries under applicable insolvency laws. As a result, such creditors may take priority over the claims of the Fund under such guarantees. Under federal or state fraudulent transfer law, a court may void or otherwise decline to enforce such debt and the Fund would no longer have any claim against such portfolio company or the applicable guarantor. In addition, the court might direct the Fund to disgorge any amounts already received from the portfolio company or a guarantor. In some cases, significant subsidiaries of portfolio companies may not guarantee the obligations of the portfolio company; in other cases, a portfolio company may have the ability to release subsidiaries as guarantors of the portfolio company’s obligations. The repayment of such investments may depend on cash flow from subsidiaries of a portfolio company that are not themselves guarantors of the portfolio company’s obligations.

General Risks of Secured Loans. Most of the loans held by the Fund are expected to be secured. These investments may be subject to the risk that the Fund’s security interests in the underlying collateral are not properly or fully perfected. Compounding these risks, the collateral securing debt investments will often be subject to casualty or devaluation risks.

Senior Secured Debt and Unitranche Debt. When the Fund invests in senior secured term debt and unitranche debt, it will generally take a security interest in the available assets and ownership interests of these portfolio companies, and their subsidiaries. There is a risk that the collateral securing the Fund’s investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, the Fund’s security interest could be subordinated to claims of other creditors. In addition, any deterioration in a portfolio company’s financial condition and prospects, including any inability on its part to raise additional capital, may result in the deterioration in the value of the related collateral. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the investment terms or at all, or that the Fund will be able to collect on the investment should the Fund be forced to enforce its remedies.

Business and Credit Risks. Investments made by the Fund generally will involve a significant degree of financial and/or business risk. The securities in which the Fund invests may pay fixed, variable or floating rates of interest, and may include zero coupon obligations or interest that is paid-in-kind (which tend to increase business and credit risks if an investment becomes impaired because there would be little to no realized proceeds through cash interest payments prior to such impairment). These types of securities are subject to the risk of the issuer’s inability to make principal and interest payments on its obligations (i.e., credit risk) and are also subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Business risks may be more significant in smaller portfolio companies or those that are embarking on a build-up or operating turnaround strategy. Such companies may have no or short operating histories, new technologies and products and their management teams may have limited experience working together, all of which enhance the difficulty of evaluating these investment opportunities. The management of such companies will need to implement and maintain successful finance personnel and other operational strategies and resources in order to become and remain successful. Other substantial operational risks to which such companies are subject include uncertain market acceptance of the company’s services, a potential regulatory risk for new or untried and/or untested business models (if applicable), products and services to the extent they relate to regulated activities in the relevant jurisdiction, high levels of competition among similarly situated companies, lower capitalizations and fewer financial resources and the potential for rapid organizational or strategic change. Such companies will have no or short operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow.

Force Majeure. The instruments in which the Fund invests may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Some force majeure events may adversely affect the ability of a portfolio company to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to a portfolio company of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more companies or its assets, could result in a loss, including if the Fund’s investment in such issuer is cancelled, unwound or acquired (which could be without what the Adviser considers to be adequate compensation). Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. To the extent the Fund is exposed to investments in issuers that as a group are exposed to such force majeure events, the Fund’s risks and potential losses are enhanced.

Infectious Diseases; Pandemics. Certain illnesses spread rapidly and have the potential to significantly adversely affect the global economy. Outbreaks such as the severe acute respiratory syndrome, avian influenza, H1N1/09, and, most recently, the coronavirus (COVID-19), or other similarly infectious diseases may have material adverse impacts on the Fund, the Adviser, their respective affiliates and portfolio companies. Actual pandemics, or fear of pandemics, can trigger market disruptions or economic turndowns with the consequences described above. The Adviser cannot predict the likelihood of disease outbreaks occurring in the future nor how such outbreaks may affect the Fund’s investments.

Outbreak of disease epidemics, such as COVID-19, may result in the closure of the Adviser’s and/or a portfolio company’s offices or other businesses, including office buildings, retail stores and other commercial venues and could also result in (a) the lack of availability or price volatility of raw materials or component parts necessary to a portfolio company’s business which may adversely affect the ability of a portfolio company to perform its obligations, (b) disruption of regional or global trade markets and/or the availability of capital, (c) the availability of leverage, including an inability to obtain indebtedness at all or to the Fund’s desired degree, and less favorable timing of repayment and other terms with respect to such leverage, (d) trade or travel restrictions which impact a portfolio company’s business and/or (e) a general economic decline and have an adverse impact on the Fund’s value, the Fund’s investments, or the Fund’s ability to make new investments. Further, if a future pandemic occurs (including a recurrence of COVID-19) during a period when the Fund expects to be harvesting its investments, the Fund may not achieve its investment objective or may not be able to realize its investments within the Fund’s term. Investors should be aware that the Adviser cannot predict the potential long-term effects of the COVID-19 pandemic on the Fund and its investments.

Limited Amortization Requirements. The Fund may invest in loans that have limited mandatory amortization requirements. While such a loan may obligate a portfolio company to repay the loan out of asset sale proceeds or with annual excess cash flow, such requirements may be subject to substantial limitations and/or “baskets” that would allow a portfolio company to retain such proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that a portfolio company will not be able to repay or refinance the loans held by the Fund when they come due at their final stated maturity.

Potential Early Redemption of Some Investments. The terms of loans in which the Fund invests may be subject to early redemption features, refinancing options, prepayment options or similar provisions which, in each case, could result in the issuer repaying the principal of an obligation held by the Fund earlier than expected, either with no or a nominal prepayment premium. This may happen when there is a decline in interest rates, or when the borrower’s improved credit or operating or financial performance allows the refinancing of certain classes of debt with lower cost debt or when general credit market conditions improve. Assuming an improvement in the credit market conditions, early repayments of the debt held by the Fund could increase. There is no assurance that the Fund will be able to reinvest proceeds received from prepayments in assets that satisfy its investment objective, and any delay in reinvesting such proceeds may materially affect the performance of the Fund. Conversely, if the prepayment does not occur within the expected timeframe or if the debt does not otherwise become liquid, the term of the Fund may be longer than expected or the Fund may make distributions in kind.

Licensing Requirements. Certain banking and regulatory bodies or agencies in or outside the United States may require the Fund, the Adviser and/or certain employees of AB-PCI to obtain licenses or authorizations to engage in many types of lending activities including the origination of loans. It may take a significant amount of time and expense to obtain such licenses or authorizations and the Fund may be required to bear the cost of obtaining such licenses and authorizations. There can be no assurance that any such licenses or authorizations would be granted or, if granted, whether any such licenses or authorizations would impose restrictions on the Fund. Such licenses or authorizations may require the disclosure of confidential information about the Fund, Fund investors or their respective affiliates, including the identity, financial information and/or information regarding the Fund investors and their officers and trustees. The Fund may not be willing or able to comply with these requirements. Alternatively, the Adviser may be compelled to structure certain potential investments in a manner that would not require such licenses and authorizations, although such transactions may be inefficient or otherwise disadvantageous for the Fund and/or any relevant portfolio company, including because of the risk that licensing authorities would not accept such structuring alternatives in lieu of obtaining a license or authorization. The inability of the Fund or the Adviser to obtain necessary licenses or authorizations, the structuring of an investment in an inefficient or otherwise disadvantageous manner, or changes in licensing regulations, could adversely affect the Fund’s ability to implement its investment program and achieve its intended results.

Minority Investments; Joint Ventures. The Fund may make minority equity investments in entities in which the Fund does not control the business or affairs of such entities. In addition, the Fund intends to co-invest with other parties through partnerships, joint ventures or other entities and the Adviser may share management fees, incentive fees and/or other forms of compensation with such parties. The Adviser expects that in some cases the Fund will have control over, or significant influence on, the decision making of joint ventures. However, in other cases, in particular with respect to certain terms, amendments and waivers related to the underlying loans, the joint venture partner may have controlling or blocking rights (including because certain decisions require unanimous approval of the joint venture partners) or a tie vote among joint venture partners may be resolved by an appointed third party. Where a joint venture partner or third party has controlling or blocking rights or decision-making power with respect to a joint venture matter, there can be no assurance that the matter will be resolved in the manner desired by the Fund. In addition, these types of voting arrangements may slow the decision-making process and hinder the joint venture’s ability to act quickly.

Cooperation among joint venture partners or co-investors on existing and future business decisions will be an important factor for the sound operation and financial success of any joint venture or other business in which the Fund is involved. In particular, a joint venture partner or co-investor may have economic or business interests or goals that are inconsistent with those of the Fund, and the Fund may not be in a position to limit or otherwise protect the value of one or more of the Fund’s investments. Disputes among joint venture partners or co-investors over obligations, expenses or other matters could have an adverse effect on the financial conditions or results of operations of the relevant businesses. In addition, the Fund may in certain circumstances be liable for actions of its joint venture partners.

In certain cases, conflicts of interest may arise between the Fund and a joint venture partner, for example, because the joint venture partner has invested in a different level of the issuer’s capital structure or because the joint venture partner has different investment goals or timelines. There can be no assurance that a joint venture partner with divergent interests from the Fund will cause the joint venture to be managed in a manner that is favorable to the Fund. In addition, it is anticipated that the Fund could be invested in debt instruments issued by a joint venture entity while one or more Other Accounts managed by AB will be invested in equity interests in such entity or vice versa, which presents certain potential conflicts of interest with respect to the capital structure of such entity.

Risk Arising from Provision of Managerial Assistance; Control Person Liability. The Fund may obtain rights to participate in the governance of certain of the Fund’s portfolio companies. In such instances, the Fund typically will designate board members to serve on the boards of portfolio companies. The designation of representatives and other measures contemplated could expose the assets of the Fund to claims by a portfolio company, its security holders and its creditors, including claims that the Fund is a controlling person and thus is liable for securities laws violations and other liabilities of a portfolio company. The exercise of control over a company may impose additional risks of liability for environmental damage, product defects, failure to supervise management, violation of governmental regulations (including securities laws) or other types of liability in which the limited liability generally characteristic of business ownership may be ignored. If these liabilities were to arise, the Fund might suffer a significant loss. These measures also could result in certain liabilities in the event of the bankruptcy or reorganization of a portfolio company, could result in claims against the Fund if the designated board members violate their fiduciary or other duties to a portfolio company or fail to exercise appropriate levels of care under applicable corporate or securities laws, environmental laws or other legal principles, and could expose the Fund to claims that it has interfered in management to the detriment of a portfolio company. While the Adviser intends to operate the Fund in a way that will minimize the exposure to these risks, the possibility of successful claims cannot be precluded, nor can there be any assurance as to whether laws, rules, regulations and court decisions will be expanded or otherwise applied in a manner that is adverse to portfolio companies and the Fund and the Fund investors.

Brexit. The United Kingdom (the “UK”) ceased to be a member of the EU with effect from 11:00 p.m. (GMT) on January 31, 2020 (such departure from the EU, “Brexit”). On December 24, 2020, a trade agreement was concluded between the EU and the United Kingdom (the “TCA”), which applied provisionally after the end of the transition period ending on December 31, 2020. The TCA formally took effect on May 1, 2021 and now governs the relationship between the UK and EU.

Although the TCA covers many issues such as economic partnership, free trade, law enforcement and judicial co-operation and governance, the TCA itself is silent on items such as financial services equivalence and data protection adequacy. As such, there remains uncertainty as to the scope, nature and terms of the relationship between the UK and the EU and the effect and implications of the TCA. The actual and potential consequences of Brexit, and the associated uncertainty, have adversely affected, and for the foreseeable future are likely to continue to adversely affect, economic and market conditions in the UK, in the EU and its member states and elsewhere, and may also contribute to uncertainty and instability in global financial markets. This uncertainty may, at any stage, adversely affect the Fund and its and/or the Adviser. There may be detrimental implications for the value of the Fund’s investments and/or its ability to implement its investment program.

War in Ukraine and Russia. On February 24, 2022, the President of Russia, Vladimir Putin, announced a military invasion of Ukraine. In response, countries worldwide, including the United States, have imposed sanctions against Russia on certain businesses and individuals, including, but not limited to, those in the banking, import and export sectors. This invasion has led, is currently leading, and for an unknown period of time will continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. These disruptions caused by the invasion have included, and may continue to include, political, social, and economic disruptions and uncertainties and material increases in certain commodity prices that may affect our business operations or the business operations of our portfolio companies.

Hedging Strategy, Policies and Risks. The Fund generally expects to employ hedging or other risk management techniques designed to reduce the risk of adverse interest rate or currency movements, credit market risk and certain other risks. There can be no assurance that any hedging transactions will be successful or comprehensive. For example, the Fund may not be able to or may elect not to hedge interest payments in foreign currencies. Similarly, the Fund may hedge certain credit markets generally in order to seek to provide overall risk reduction to the Fund. The variable degree of correlation between price movements of hedging instruments and price movements in the position being hedged creates the possibility that losses on the hedge may be greater, or gains smaller, than losses or gains, as the case may be, in the value of the underlying position. While the transactions implementing such hedging strategies may reduce certain risks, such transactions themselves may entail certain other risks, such as the risk that counterparties to such transactions may default on their obligations and the risk that the prices and/or cash flows being hedged behave differently than expected. Thus, while the Fund may benefit from the use of hedging mechanisms, unanticipated changes in interest rates, currency exchange rates, commodity prices, securities prices or credit market movements may result in a poorer overall performance for the Fund than if it had not entered into such hedging transactions. Additionally, hedging transactions will add to the cost of an investment, may require ongoing cash payments to counterparties, may subject the Fund to the risk that the counterparty defaults on its obligations, and may produce different economic or tax consequences to the Fund investors than would apply if the Fund had not entered into such hedging transactions. The Fund may engage in short selling and use derivative instruments (including commodities hedging instruments) in implementing hedging transactions, including futures contracts, forward contracts, and options. Furthermore, upon the bankruptcy, insolvency or liquidation of any counterparty, the Fund may be deemed to be a general unsecured creditor of such counterparty and could suffer a total loss with respect to any positions and/or transactions with such counterparty.

Derivatives. Generally, derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates, commodities, related indexes and other assets. The Fund may, directly or indirectly, use various derivative instruments including options contracts, futures contracts, forward contracts, options on futures contracts, indexed securities and swap agreements for hedging and risk management purposes. The Fund also may use derivative instruments to approximate or achieve the economic equivalent of an otherwise permitted investment (as if the Fund directly invested in the loans, claims or securities of the subject issuer) or if such instruments are related to an otherwise permitted investment. The Fund’s use of derivative instruments involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses that would not occur if such instruments had not been used. Derivative transactions, if any, will generally create leverage for the Fund and involve significant risks. The primary risks related to derivative transactions include counterparty, correlation, liquidity, leverage, volatility, OTC trading, operational and legal risks. In addition, a small investment in derivatives could have a large potential impact on our performance, effecting a form of investment leverage on our portfolio. In certain types of derivative transactions, the Fund could lose the entire amount of its investment; in other types of derivative transactions the potential loss is theoretically unlimited.

Under SEC Rule 18f-4 under the 1940 Act (“Rule 18f-4”), related to the use of derivatives, short sales, reverse repurchase agreements and certain other transactions by registered investment companies, the Fund is permitted to enter into derivatives and other transactions that create future payment or delivery obligations, including short sales, notwithstanding the senior security provisions of the 1940 Act if it complies with certain value-at-risk leverage limits and derivatives risk management program and board oversight and reporting requirements or comply with a “limited derivatives users” exception. Rule 18f-4 also permits the Fund to enter into reverse repurchase agreements or similar financing transactions notwithstanding the senior security provisions of the 1940 Act if the Fund aggregates the amount of indebtedness associated with our reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the asset coverage ratios as discussed herein. In addition, the Fund is permitted to invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security under the 1940 Act, provided that (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). The Fund may otherwise engage in such transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with the rule. Furthermore, the Fund is permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due. The Fund cannot predict the effects of these requirements.

The Fund may purchase and sell derivative instruments only to the extent that such activities are consistent with the requirements of the Commodity Exchange Act (“CEA”) and the rules adopted by the U.S. Commodity Futures Trading Commission (“CFTC”) thereunder. Under CFTC rules, a BDC that conducts more than a certain amount of trading in futures contracts, commodity options, certain swaps and other commodity interests is a commodity pool and its adviser must register as a commodity pool operator (“CPO”). Under such rules, BDCs that are commodity pools are subject to additional recordkeeping, reporting and disclosure requirements. The Fund has claimed an exclusion from the definition of CPO under CFTC Rule 4.5 under the CEA based on the extent of its derivatives use and is not currently subject to these recordkeeping, reporting and disclosure requirements under the CEA.

Increased Leverage may Magnify the Fund’s Exposure to Risks Associated with Changes in Interest Rates. If the Fund incurs additional leverage, general interest rate fluctuations may have a more significant negative impact on its investments and investment opportunities than they would have absent such additional incurrence, and, accordingly, may have a material adverse effect on the Fund’s investment objectives and rate of return on investment capital. Because the Fund may borrow money to make investments in the form of debt securities, preferred stock or other securities, the Fund’s net investment income is dependent upon the difference between the rate at which income from investments exceeds the rate at which the Fund pays interest or dividends on such liabilities.

The Fund principally invests in floating-rate assets and incurs its indebtedness on a floating-rate basis as well. The Fund plans to incur indebtedness, when possible, on the same floating base rate applicable to the assets in which it invests. Because the base rate of the Fund’s assets and indebtedness are expected to generally be the same and will therefore fluctuate on largely the same basis, the primary risk that the Fund faces from interest rate fluctuations is a situation where the difference in the rate on investment income versus the base rate, which the

Fund refers to as the “spread,” falls and there is not a similar reduction in the spread on the Fund’s indebtedness or losses exceed anticipated levels. In that situation, the investment income, net of losses, less the cost of the Fund’s indebtedness would be reduced. This reduction could create a material adverse effect on the Fund’s investment objectives if the spread compression was significant and persistent over long periods.

The Fund expects that a majority of its investments in debt will continue to be at floating rates. However, as the Fund makes investments in debt at floating rates, a significant increase in market interest rates could also result in an increase in its non-performing assets and a decrease in the value of its portfolio because the portfolio companies paying interest at such increasing floating rates may be unable to meet higher payment obligations. In periods of rising interest rates, the Fund’s cost of funds would increase, which, if not matched with the rising interest rates of its performing floating-rate assets, could result in a decrease in its net investment income. Incurring additional leverage will magnify the impact of an increase to the Fund’s cost of funds. In addition, a decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for the Fund’s capital that the decrease in interest rates may produce. To the extent the Fund’s additional borrowings are in fixed-rate instruments, the Fund may be required to invest in higher-yield securities in order to cover its interest expense and maintain its current level of return to stockholders, which may increase the risk of an investment in its Shares.

Effect of Changes in Interest Rates on Investments. To the extent the Fund borrows money or issues debt securities or preferred stock to make investments, the Fund’s net investment income will depend, in part, upon the difference between the rate at which it borrows funds or pays interest or dividends on such debt securities or preferred stock and the rate at which it invests these funds. In addition, many of the Fund’s debt investments and borrowings have floating rate interest rates that reset on a periodic basis, and many of its investments are subject to interest rate floors. As a result, a change in market interest rates could have a material adverse effect on the Fund’s net investment income, in particular with respect to increases that reach the level of the interest rate floors on certain investments. In periods of rising interest rates, the Fund’s cost of funds will increase because the interest rates on the majority of amounts it has borrowed are floating, which could reduce its net investment income to the extent any debt investments have fixed interest rates, and the interest rate on investments with an interest rate floor will not increase until interest rates exceed the applicable floor. The Fund may, to the extent deemed appropriate by the Adviser, use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act and applicable commodities laws. These activities may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

High Yield Debt. The Fund may invest a portion of its assets in “higher yielding” (and, therefore, generally higher risk) debt securities when the Adviser believes that debt securities offer opportunities for capital appreciation. In most cases, such debt will be rated below “investment grade” or will be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. There are no restrictions on the credit quality of the Fund’s loans. The market for high-yield securities has experienced periods of volatility and reduced liquidity. The market values of certain of these debt securities may reflect individual corporate developments. It is likely that a general economic recession or a major decline in the demand for products and services, in which the obligor operates, could have a materially adverse impact on the value of such securities. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these debt securities.

Investments in Unsecured Debt. The Fund may invest a portion of its committed capital in unsecured indebtedness, whereas all or a significant portion of the issuer’s senior indebtedness may be secured. In such situations, the ability of the Fund to influence a portfolio company’s affairs, especially during periods of financial distress or following an insolvency, is likely to be substantially less than that of senior creditors.

Subordinated Loans. The Fund may acquire and/or originate subordinated loans. If a borrower defaults on a subordinated loan or on debt senior to the Fund’s loan, or in the event of the bankruptcy of a borrower, the loan held by the Fund will be satisfied only after the senior loans are repaid in full. Under the terms of typical subordination agreements, senior creditors may be able to block the acceleration of the subordinated debt or the exercise by holders of subordinated debt of other rights they may have as creditors. Accordingly, the Fund may not be able to take the steps necessary or sufficient to protect its investments in a timely manner or at all. In addition, subordinated loans may not always be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and may not be rated by a credit rating agency. If a borrower declares bankruptcy, the Fund may not have full or any recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. Further, the Adviser’s ability to amend the terms of the Fund’s loans, assign its loans, accept prepayments, exercise its remedies (through “standstill periods”) and control decisions made in bankruptcy proceedings may be limited by intercreditor arrangements. In addition, the risks associated with subordinated loan securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of rising interest rates or an economic downturn) may adversely affect the borrower’s ability to pay principal and interest on its loan. Many obligors on subordinated loan securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. The level of risk associated with investments in subordinated loans increases if such investments are loans of distressed or below investment grade issuers. Default rates for subordinated loan securities have historically been higher than has been the case for investment grade securities.

Non-Recourse Obligations. The Fund may invest in non-recourse obligations of issuers. Such obligations are payable solely from proceeds collected in respect of collateral pledged by an issuer to secure such obligations. None of the owners, officers, directors or incorporators of the issuers, board members, any of their respective affiliates or any other person or entity will be obligated to make payments on the obligations. Consequently, the Fund, as holder of the obligations, must rely solely on distributions of proceeds of collateral debt obligations and other collateral pledged to secure obligations for payments due in respect of principal thereof and interest thereon. If distributions of such proceeds are insufficient to make payments on the obligations, no other assets will be available for such payments and following liquidation of all the collateral, the obligations of the issuers to make such payments will be extinguished.

Risk of Publicly Traded Securities. Although not the investment focus of the Fund, the Fund may invest in publicly traded equity and debt securities. These investments are subject to certain risks, including the risk of loss from counterparty defaults, the risks arising from the volatility of the global fixed-income and equity markets, movements in the stock market and trends in the overall economy, increased obligations to disclose information regarding such companies, increased likelihood of shareholder litigation against such companies’ board members, which may include AB personnel, regulatory action by the SEC and increased costs associated with each of the aforementioned risks. When buying a publicly traded security or other publicly traded instruments, the Fund may be unable to obtain financial covenants or other contractual rights that the Fund might otherwise be able to obtain in making privately-negotiated investments. Moreover, the Fund may not have the same access to information in connection with investments in publicly traded securities or other publicly traded instruments, either when investigating a potential investment or after making an investment, as compared to a privately-negotiated investment. Publicly traded securities that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such security. Furthermore, the Fund may be limited in its ability to make investments and to sell existing investments in public securities or other publicly traded instruments because AB-PCI may have material, non-public information regarding the issuers of those securities or as a result of other AB-PCI policies. Accordingly, there can be no assurance that the Fund will make investments in public securities or other publicly traded instruments or, if it does, as to the amount it will invest. The inability to sell such securities or instruments in these circumstances could materially adversely affect the investment results of the Fund.

Investments that May Become Distressed. The Fund may make investments that become distressed due to factors outside the control of the Adviser. There is no assurance that there will be sufficient collateral to cover the value of the loans and/or other investments purchased by the Fund or that there will be a successful reorganization or similar action of the company or investment which becomes distressed. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Under such circumstances, the returns generated from the Fund’s investments may not compensate the Fund investors adequately for the risks assumed. For example, under certain circumstances, a lender who has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated, or disallowed, or may be found liable for damage suffered by parties as a result of such actions. In addition, under circumstances involving a portfolio company’s insolvency, payments to the Fund and distributions by the Fund to the Fund investors may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment. Investments in restructurings involving non-U.S. portfolio companies may be subject to various laws enacted in the countries of their issuance for the protection of creditors. These considerations will differ depending on the country in which each portfolio company is located or domiciled.

Troubled company and other asset-based investments require active monitoring and may, at times, require participation in business strategy or reorganization proceedings by the Adviser. To the extent that the Adviser becomes involved in such proceedings, the Fund may have participated more actively in the affairs of the company than that assumed generally by a passive investor. In addition, involvement by the Adviser in an issuer’s or portfolio company’s reorganization proceedings could result in the imposition of restrictions limiting the Fund’s ability to liquidate its position in the issuer and/or portfolio company. Such investments would likely take more time to realize before generating any returns and may not pay Current proceeds during the course of reorganization, which would delay the return of capital to Fund investors.

Risks Associated with Revolver, Delayed-Draw and Line of Credit Investments. The Fund is expected to, from time to time, incur contingent liabilities in connection with an investment. For example, the Fund expects to participate in one or more investments that are structured as “revolvers,” “delayed-draws” or “lines of credit.” These types of investments generally have funding obligations that extend over a period of time, and if the portfolio company subsequently draws down on the revolver or delayed-draw facility or on the line of credit, the Fund would be obligated to fund the amounts due. However, there can be no assurance that a borrower will ultimately draw down on any such loan, in which case the Fund may never fund the investment (in full or in part), which may result in the Fund not fully deploying its capital. There can be no assurance that the Fund will adequately reserve for its contingent liabilities and that such liabilities will not have an adverse effect on the Fund.

Risks Associated with Forming CLOs. To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers.

If we create a CLO, we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.

The collateral manager for a CLO that we create may be the Fund, the Adviser or an affiliate, and such collateral manager may be entitled to receive compensation for structuring and/or management services. To the extent the Adviser or an affiliate other than the Fund serves as collateral manager and the Fund is obligated to compensate the Adviser or the affiliate for such services, we, the Adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional fees to the Adviser or the affiliate in connection therewith. To the extent the Fund serves as collateral manager, the Fund will receive no fees for providing such collateral management services.

Covenant-Lite Loans. Although the Fund generally expects the transaction documentation of some portion of the Fund’s investments to include covenants and other structural protections, a portion of the Fund’s investments may be composed of so-called “covenant-lite loans.” Generally, covenant-lite loans either do not have certain maintenance covenants that would require the issuer to maintain debt service or other financial ratios or do not contain common restrictions on the ability of the issuer to change significantly its operations or to enter into other significant transactions that could affect its ability to repay such loans. Ownership of covenant-lite loans may expose the Fund to different risks, including with respect to liquidity, price volatility and ability to restructure loans, than is the case with loans that have financial maintenance covenants. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the issuer’s ability to comply with its obligations under the loan.

Risks Associated with Investing in Equity. The Fund may make certain equity investments. The value of these securities generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in equity of issuers whose performance diverges from the Adviser’s expectations or if equity markets generally move in a single direction and the Fund has not hedged against such a general move. Equity investments generally will not feature any structural or contractual protections or payments that the Fund may seek in connection with its debt investments. In addition, investments in equity may give rise to additional taxes and/or risks and the Fund may hold these investments through entities treated as corporations for U.S. federal income tax purposes or other taxable structures which may reduce the return from such investments.

Risks Associated with Investing in Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock, in each case, until the convertible security matures or is redeemed, converted or exchanged. Because of their embedded equity component, the value of convertible securities is sensitive to changes in equity volatility and price and a decrease in equity volatility and price could result in a loss for the Fund. The debt characteristic of convertible securities also exposes the Fund to changes in interest rates and credit spreads. The value of the convertible securities may fall when interest rates rise or credit spreads widen. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective. The Fund’s exposure to these risks may be unhedged or only partially hedged.

Risks Associated with Investing in Structured Credit Instruments. The Fund may invest in structured credit instruments. Structured securities are extremely complex and are subject to risks related to, among other things, changes in interest rates, the rate of defaults in the collateral pool, the exercise of redemption rights by more senior tranches and the possibility that a liquid market will not exist in when the Fund seeks to sell its interest in a structured security.

Assignments and Participations. The Fund may acquire investments directly, by way of assignment or indirectly by way of participation. The purchaser of an assignment of a loan obligation typically succeeds to all the rights and obligations of the selling institution and becomes a lender under the loan or credit agreement with respect to the loan obligation. In contrast, participations acquired in a portion of a loan obligation held by a selling institution typically result in a contractual relationship only with such selling institution, not with the obligor. Therefore, holders of indirect participation interests are subject to additional risks not applicable to a holder of a direct assignment interest in a loan. In purchasing a participation, the Fund generally would have no right to enforce compliance by the obligor with the terms of the loan or credit agreement or other instrument evidencing such loan obligation, nor any rights of set-off against the obligor, and the Fund may not directly benefit from the collateral supporting the loan obligation in which it has purchased the participation. As a result, the Fund would assume the credit risk of both the obligor and the selling institution, which would remain the legal owner of record of the applicable loan. In the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of the selling institution in respect of the participation, may not benefit from any set-off exercised by the selling institution against the obligor and may be subject to any set-off exercised by the obligor against the selling institution. Assignments and participations are typically sold strictly without recourse to the selling institution, and the selling institution generally will make no representations or warranties about the underlying loan, the portfolio companies, the terms of the loans or any collateral securing the loans. Certain loans have restrictions on assignments and participations which may negatively impact the Fund’s ability to exit from all or part of its investment in a loan. In addition, if a participation interest is purchased from a selling institution that does not itself retain any portion of the applicable loan, such selling institution may have limited interests in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower.

Risks Relating to Fraudulent Conveyances and Voidable Preferences by Issuers. Under U.S. legal principles, in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of indebtedness (including a bankruptcy trustee), if a court were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness or for granting security, and that after giving effect to such indebtedness or such security, the issuer (a) was insolvent, (b) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate and avoid, in whole or in part, the obligation underlying an investment of the Fund as a constructive fraudulent conveyance. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply to determine whether the issuer was “insolvent” after giving effect to the incurrence of the indebtedness in which the Fund invested or that, regardless of the method of valuation, a court would not determine that the issuer was “insolvent” upon giving effect to such incurrence.

In addition, it is possible a court may invalidate, in whole or in part, the indebtedness underlying an investment of the Fund as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the obligor or recover amounts previously paid by the obligor in satisfaction of such indebtedness. Moreover, in the event of the insolvency of an issuer of a portfolio company, payments made on its indebtedness could be subject to avoidance as a “preference” if made within a certain period of time (which may be as long as one year) before the portfolio company becomes a debtor in a bankruptcy case.

Even if the Fund does not engage in conduct that would form the basis for a successful cause of action based upon fraudulent conveyance or preference law, there can be no assurance as to whether any lending institution or other party from which the Fund may acquire such indebtedness, or any prior holder of such indebtedness, has not engaged in any such conduct (or any other conduct that would subject such indebtedness to disallowance or subordination under insolvency laws) and, if it did engage in such conduct, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Fund so that the Fund’s claim against the issuer would be disallowed or subordinated.

Risks Related to Bankruptcy. One or more of the issuers of an investment held by the Fund may become involved in bankruptcy or similar proceedings. There are a number of significant risks inherent in the bankruptcy process. First, many events in a bankruptcy are adversarial and beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, there can be no assurance that a court would not approve actions which may be contrary to the interests of the Fund. Reorganizations can be contentious and adversarial. Participants may use the threat of, as well as actual, litigation as a negotiating technique. Second, the duration of a bankruptcy case can only be roughly estimated. The bankruptcy process can involve substantial legal, professional and administrative costs to the company and the Fund, it is subject to unpredictable and lengthy delays, and during the process the company’s competitive position may erode, key management may depart and the company may not be able to invest adequately. In some cases, the company may not be able to reorganize and may be required to liquidate assets. Any of these factors may adversely affect the return on a creditor’s investment. Third, U.S. bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization for purpose of voting on a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Fund’s influence with respect to a class of securities can be lost by the inflation of the number and the amount of claims in, or other gerrymandering of, the class. Fourth, in the early stages of the bankruptcy process it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain administrative costs and claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be substantial. Fifth, a bankruptcy may result in creditors and equity holders losing their ranking and priority as such if they are considered to have taken over management and functional operating control of a debtor. Sixth, the Fund may purchase creditor claims subsequent to the commencement of a bankruptcy case, and it is possible that such purchase may be disallowed by a court if it determines that the purchaser has taken unfair advantage of an unsophisticated seller, which may result in the rescission of the transaction (presumably at the original purchase price) or forfeiture by the purchaser.

Further, several judicial decisions in the United States have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender or bondholder has violated an implied or contractual duty of good faith and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or shareholders. Because of the nature of certain of the investments, the Fund could be subject to allegations of lender liability. Because of the potential of AB-PCI or its affiliates to have investments in several positions in the same, different or overlapping levels of a portfolio company’s capital structure, the Fund may be subject to claims from creditors of a portfolio company that the investments should be equitably subordinated to the payment of other obligations of the portfolio company by reason of the conduct of the Fund or AB and its affiliates. In addition, under certain circumstances, a U.S. bankruptcy court could also recharacterize claims held by the Fund as equity interests, and thereby subject such claims to the lower priority afforded equity claims in certain restructuring scenarios.

Exit Financing. The Fund may invest in portfolio companies that are in the process of exiting, or that have recently exited, the bankruptcy process. Post-reorganization securities typically entail a higher degree of risk than investments in securities that have not undergone a reorganization or restructuring. Moreover, post-reorganization securities can be subject to heavy selling or downward pricing pressure after the completion of a bankruptcy reorganization or restructuring. If the Adviser’s evaluation of the anticipated outcome of an investment situation should prove incorrect, the Fund could experience a loss.

Bankruptcy Involving Non-U.S. Companies. Investment in the debt of financially distressed companies domiciled outside the United States involves additional risks. Bankruptcy law and process may differ substantially from that in the United States, resulting in greater uncertainty as to the rights of creditors, the enforceability of such rights, reorganization timing and the classification, seniority and treatment of claims. In certain developing countries, although bankruptcy laws have been enacted, the process for reorganization remains highly uncertain, while other developing countries may have no bankruptcy laws enacted, adding further uncertainty to the process for reorganization.

Creditors’ Committee and/or Board Participation. In connection with some of the investments, the Fund may, but is not obligated to, seek representation on official and unofficial creditors’ committees and/or boards (or comparable governing bodies) of the portfolio companies. While such representation may enable the Adviser to enhance the value of the investments, it may also prevent the Fund from disposing of the investments in a timely and profitable manner, because serving on a creditors’ committee increases the possibility that the Fund will be deemed an “insider” or a “fiduciary” of the portfolio company. If the Adviser concludes that its obligations owed to the other parties as a committee or group member conflict with its duties owed to the Fund, it may resign from that committee or group, and the Fund may not realize the benefits, if any, of participation on the committee or group. If representation on a creditors’ committee or board causes the Fund or the Adviser to be deemed affiliates or related parties of the portfolio company, the securities of such portfolio company held by the Fund may become restricted securities, which are not freely tradable. Participation on a creditors’ committee and/or board representation may also subject the Fund to additional liability to which they would not otherwise be subject as an ordinary course, third-party investor. The Fund will indemnify the Adviser or any other person designated by the Adviser for claims arising from such board and/or committee representation, which could adversely affect the return on the investments. The Fund will attempt to balance the advantages and disadvantages of such representation when deciding whether and how to exercise its rights with respect to such portfolio companies, but changes in circumstances could produce adverse consequences in particular situations.

Investments in Portfolio Companies in Regulated Industries. Certain industries are heavily regulated. The Fund may make loans to borrowers operating in industries that are subject to greater amounts of regulation than other industries generally. These more highly regulated industries may include, among others, energy and power, gaming and healthcare. Investments in borrowers that are subject to a high level of governmental regulation pose additional risks relative to loans to other companies generally. Changes in applicable laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If a portfolio company fails to comply with these requirements, it could also be subject to civil or criminal liability and the imposition of fines. A portfolio company also could be materially and adversely affected as a result of statutory or regulatory changes or judicial or administrative interpretations of existing laws and regulations that impose more comprehensive or stringent requirements on such company. Governments have considerable discretion in implementing regulations that could impact a portfolio company’s business, and governments may be influenced by political considerations and may make decisions that adversely affect a portfolio company’s business. Additionally, certain portfolio companies may have a unionized workforce or employees who are covered by a collective bargaining agreement, which could subject any such portfolio company’s activities and labor relations matters to complex laws and regulations relating thereto. Moreover, a portfolio company’s operations and profitability could suffer if it experiences labor relations problems. A work stoppage at one or more of any such portfolio company’s facilities could have a material adverse effect on its business, results of operations and financial condition. Any such problems additionally may bring scrutiny and attention to the Fund, which could adversely affect the Fund’s ability to implement its investment objective.

Investments in Original Issue Discount and Payment-In-Kind Instruments. To the extent that we invest in original issue discount or PIK instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

•

the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

•

original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

•

an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Adviser’s future base management fees which, thus, increases the Adviser’s future income incentive fees at a compounding rate;

•

market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

•	the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

•

even if the conditions for income accrual under accounting principles generally accepted in the United States (“GAAP”) are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•

for accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

•

the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to maintain tax treatment as a RIC for U.S. federal income tax purposes; and

•	original issue discount may create a risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.

In addition, the part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that accrues prior to being received in cash, such as original issue discount, market discount, and income arising from debt instruments with PIK interest or zero coupon securities. If a portfolio company defaults on a loan that provides for such accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible, and the Adviser will have no obligation to refund any fees it received in respect of such accrued income.

Risks Arising From Entering into a TRS Agreement. A total return swap (“TRS”) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology will look through derivative financial instruments or swaps as if we owned the reference assets directly.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.

Repurchase Agreements. Subject to our investment objective and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

Securities Lending Agreements. We may from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions if our asset coverage, as defined in the 1940 Act, would at least equal 150% (equivalent to $2 of debt outstanding for each $1 of equity) immediately after each such loan. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to brokers and other financial institutions that are believed by the Adviser to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (e.g., negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. If the Fund enters into a securities lending arrangement, the Adviser, as part of its responsibilities under the Advisory Agreement, will invest the Fund’s cash collateral in accordance with the Fund’s investment objective and strategies. The Fund will pay the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program. The borrower will pay to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent.

The Fund may invest the cash collateral received only in accordance with its investment objective, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund expects to pay a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund.

Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, will retain the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Fund may also call such loans in order to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.

Risks Relating to Certain Regulatory Matters

Regulations Governing the Fund’s Operation as a BDC. The Fund will not generally be able to issue and sell its Common Shares at a price below net asset value per share. The Fund may, however, sell Common Shares, or warrants, options or rights to acquire the Fund’s Common Shares, at a price below the then-current net asset value per share of the Fund’s Common Shares if the Fund’s Board determines that such sale is in the Fund’s best interests, and if investors approve such sale. In any such case, the price at which the Fund’s securities are to be issued and sold may not be less than a price that, in the determination of the Fund’s Board, closely approximates the market value of such securities (less any distributing commission or discount). If the Fund raises additional funds by issuing common shares or senior securities convertible into, or exchangeable for, its common shares, then the percentage ownership of investors at that time will decrease, and investors may experience dilution.

Investing a Sufficient Portion of Assets in Qualifying Assets. The Fund may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of the Fund’s total assets are qualifying assets.

The Fund believes that most of the investments that it may acquire in the future will constitute qualifying assets. However, the Fund may be precluded from investing in what it believes to be attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If the Fund does not invest a sufficient portion of its assets in qualifying assets, it could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent the Fund, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of its position) or could require the Fund to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If the Fund needs to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. The Fund may not be able to find a buyer for such investments and, even if a buyer is found, the Fund may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on the Fund’s business, financial condition, results of operations and cash flows.

If the Fund does not maintain its status as a BDC, it would be subject to regulation as a registered closed-end management investment company under the 1940 Act. As a registered closed-end management investment company, the Fund would be subject to substantially more regulatory restrictions under the 1940 Act which would significantly decrease its operating flexibility.

Incurrence of Significant Costs as a Result of Being an Exchange Act Reporting Company. If the Fund conducts a public offering and list its shares on a national securities exchange, it will be subject to the reporting requirements under the Exchange Act. As an Exchange Act reporting company, the Fund would incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC.

The Fund is not currently required to comply with the requirements of the Sarbanes-Oxley Act, including the internal control evaluation and certification requirements of Section 404 of that statute (“Section 404”), and the Fund will not be required to comply with certain of those requirements until it has been subject to the reporting requirements of the Exchange Act for a specified period of time. However, under current SEC rules, after listing the Fund will be required to report on its internal control over financial reporting pursuant to Section 404. The Fund will be required to review on an annual basis its internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in internal control over financial reporting.

Accordingly, the Fund’s internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 that the Fund will eventually be required to meet. In the event of a listing, the Fund will address its internal controls over financial reporting and establish formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within the Fund’s organization.

Prior to a listing, the Fund will begin the process of documenting its internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of internal controls over financial reporting. The Fund’s independent registered public accounting firm will not be required to formally attest to the effectiveness of its internal control over financial reporting until the later of the year following its first annual report required to be filed with the SEC, or the date the Fund is no longer an emerging growth company under the JOBS Act. Because the Fund does not currently have comprehensive documentation of its internal controls and has not yet tested any internal controls in accordance with Section 404, the Fund cannot conclude in accordance with Section 404 that it does not have a material weakness in internal controls or a combination of significant deficiencies that could result in the conclusion that the Fund has a material weakness in internal controls. After a listing, the Fund will, as a public entity, be required to complete its initial assessment in a timely manner. If the Fund is not able to implement the requirements of Section 404 in a timely manner or with adequate compliance following a listing, the Fund’s operations, financial reporting or financial results could be adversely affected. Matters impacting internal controls may cause the Fund to be unable to report its financial information on a timely basis and thereby subject the Fund to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under the agreements governing any of the Fund’s financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the Fund and the reliability of the Fund’s financial statements. Confidence in the reliability of the Fund’s financial statements could also suffer if the Fund or its independent registered public accounting firm were to report a material weakness in the Fund’s internal controls over financial reporting.

New or Modified Laws or Regulations Governing our Operations may Adversely Affect our Business. The Fund’s portfolio companies and the Fund are subject to regulation by-laws at the U.S. federal, state, and local levels. These laws and regulations, as well as their interpretation, may change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations, and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on the Fund’s business. The effects of such laws and regulations on the financial services industry will depend, in large part, upon the extent to which regulators exercise the authority granted to them and the approaches taken in implementing regulations. President Biden may support an enhanced regulatory agenda that imposes greater costs on all sectors and on financial services companies in particular.

Future legislative and regulatory proposals directed at the financial services industry that are proposed or pending in the U.S. Congress may negatively impact the operations, cash flows or financial condition of the Fund or its portfolio companies, impose additional costs on portfolio companies or the Fund intensify the regulatory supervision of the Fund or its portfolio companies or otherwise adversely affect the Fund’s business or the business of its portfolio companies. Laws that apply to the Fund, either now or in the future, are often highly complex and may include licensing requirements. The licensing process can be lengthy and can be expected to subject the Fund to increased regulatory oversight. Failure, even if unintentional, to comply fully with applicable laws may result in sanctions, fines, or limitations on the ability of the Fund or the Adviser to do business in the relevant jurisdiction or to procure required licenses in other jurisdictions, all of which could have a material adverse effect on the Fund. In addition, if the Fund does not comply with applicable laws and regulations, it could lose any licenses that it then holds for the conduct of its business and may be subject to civil fines and criminal penalties.

Additionally, changes to the laws and regulations governing Fund operations, including those associated with RICs, may cause the Fund to alter its investment strategy in order to avail itself of new or different opportunities or result in the imposition of corporate-level taxes on us. Such changes could result in material differences to the Fund’s strategies and plans and may shift the Fund’s investment focus from the areas of expertise of the Adviser to other types of investments in which the Adviser may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on the Fund’s results of operations and the value of an investor’s investment.

In addition, certain regulations applicable to debt securitizations implementing credit risk retention requirements that have taken effect in both the U.S. and in Europe may adversely affect or prevent the Fund from entering into securitization transactions. These risk retention rules will increase the Fund’s cost of funds under, or may prevent the Fund from completing, future securitization transactions. In particular, the U.S. Risk Retention Rules require the sponsor (directly or through a majority-owned affiliate) of a debt securitization, such as CLOs, in the absence of an exemption, to retain an economic interest in the credit risk of the assets being securitized in the form of an eligible horizontal residual interest, an eligible vertical interest, or a combination thereof, in accordance with the requirements of the U.S. Risk Retention Rules. Given the more attractive financing costs associated with these types of debt securitizations as opposed to other types of financing available (such as traditional senior secured facilities), this increases our financing costs, which increases the financing costs ultimately be borne by the Fund’s investors.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension by the Biden Administration could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of the Fund or otherwise adversely affect the Fund’s business, financial condition and results of operations.

Effect on the Fund of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The enactment of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other financial regulations curtailed certain investment activities of U.S. banks. As a result, alternative providers of capital (such as the Fund) were able to access certain investment opportunities on a larger scale. If the restrictions under the Dodd-Frank Act are curtailed or repealed, banks may be subject to fewer restrictions on their investment activities, thereby increasing competition with the Fund for potential investment opportunities. As a result, any changes to the Dodd-Frank Act may adversely impact the Fund.

Pay-to-Play Laws, Regulations and Policies. Many states, their subdivisions and associated pension plans have adopted so-called “pay-to-play” laws, rules, regulations or policies which prohibit, restrict or require disclosure of payments to, and/or certain contacts with, certain politicians or officials associated with public entities by individuals and entities seeking to do business with related entities, including seeking investments by public retirement funds in collective investment funds such as the Fund. The SEC also has adopted rules that, among other things, prohibit an investment adviser from providing advisory services for compensation with respect to a government plan investor for two years after the adviser or certain of its executives or employees makes a contribution to certain elected officials or candidates for certain elected offices. If the Adviser or the Adviser’s respective employees or affiliates violate such pay-to-play laws, rules, regulations or policies, such non-compliance could have an adverse effect on the Fund by, for example, providing the basis for the ability of such government-affiliated pension plan investor to cease funding its obligations to the Fund or to withdraw from the Fund.

Government Policies; Changes in Laws; International Trade. Governmental regulatory activity, especially that of the Board of Governors of the U.S. Federal Reserve System, may have a significant effect on interest rates and on the economy generally, which in turn may affect the price of the securities in which the Fund plans to invest. High interest rates, the imposition of credit controls or other restraints on the financing of takeovers or other acquisitions could diminish the number of merger tender offers, exchange offers or other acquisitions, and as a consequence have a materially adverse effect on the activities of the Fund. Moreover, changes in U.S. federal, state, and local tax laws, U.S. federal or state securities and bankruptcy laws or in accounting standards may make corporate acquisitions or restructurings less desirable or make risk arbitrage less profitable. Amendments to the U.S. Bankruptcy Code or other relevant laws could also alter an expected outcome or introduce greater uncertainty regarding the likely outcome of an investment situation.

In addition, governmental policies could create uncertainty for the global financial system and such uncertainty may increase the risks inherent to the Fund and its activities. For example, in March 2018, the United States imposed an additional 25% tariff under Section 232 of the Trade Expansion Act of 1962, as amended, on steel products imported into the United States. Furthermore, in May 2019, the United States imposed a 25% tariff on certain imports from China, and China reacted with tariffs on certain imports from the United States. These tariffs and restrictions, as well as other changes in U.S. trade policy, have resulted in, and may continue to trigger, retaliatory actions by affected countries, including imposing trade sanctions on certain U.S. products. A “trade war” of this nature has the potential to increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on imports and exports. Prospective Fund investors should realize that any significant changes in governmental policies (including tariffs and other policies involving international trade) could have a material adverse impact on the Fund and its investments.

EU General Data Protection Regulation. In Europe, the General Data Protection Regulation (“GDPR”) was made effective on May 25, 2018, introducing substantial changes to current European privacy laws. It has superseded the existing Data Protection Directive, which is the key European legislation governing the use of personal data relating to living individuals. The GDPR provides enhanced rights to individuals with respect to the privacy of their personal data and applies not only to organizations with a presence in the European Union which use or hold data relating to living individuals, but also to those organizations that offer services to individual European Union investors. In addition, although regulatory behavior and penalties under the GDPR remain an area of considerable scrutiny, it does increase the sanctions for serious breaches to the greater of €20 million or 4% of worldwide revenue, the impact of which could be significant. Compliance with the GDPR may require additional measures, including updating policies and procedures and reviewing relevant IT systems, which may create additional costs and expenses for the Fund and therefore the Fund investors. The Fund may have indemnification obligations in respect of, or be required to pay the expenses relating to, any litigation or action as a result of any purported breach of the GDPR. Fund investors other than individuals in the European Union may not be afforded the protections of the GDPR.

Risks Related to the Discontinuance of LIBOR. Certain London Interbank Offered Rates (“LIBORs”) were generally phased out by the end of 2021, and some regulated entities have ceased to enter into new LIBOR-based contracts beginning January 1, 2022. In connection with the global transition away from LIBOR led by regulators and market participants, LIBOR was last published on a representative basis at the end of June 2023. As such, the potential effect of a transition away from LIBOR on the Fund or the LIBOR-based instruments in which the Fund invests cannot yet be determined. The transition process away from LIBOR may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition process may also result in a reduction in the value of certain instruments held by the Fund or reduce the effectiveness of related Fund transactions, such as hedges. Any potential effects of the transition away from LIBOR on the Fund or on financial instruments in which the Fund invests, as well as other unforeseen effects, could result in losses to the Fund. Since the usefulness of LIBOR as a benchmark or reference rate could deteriorate during the transition period, these effects could occur prior to and/or subsequent to mid-2023.

Risks Arising from Potential Controlled Group Liability. Under certain circumstances it would be possible for the Fund, along with its affiliates, to obtain a controlling interest (i.e., 80% or more) in certain portfolio companies. This could occur, for example, in connection with a work out of the portfolio company’s debt obligations or a restructuring of the portfolio company’s capital structure. Based on recent federal court decisions, there is a risk that the Fund (along with its affiliates) would be treated as engaged in a “trade or business” for purposes of ERISA’s controlled group rules. In such an event, the Fund could be jointly and severally liable for a portfolio company’s liabilities with respect to the underfunding of any pension plans which such portfolio company sponsors or to which it contributes. If the portfolio company were not able to satisfy those liabilities, they could become the responsibility of the Fund, causing it to incur potentially significant, unexpected liabilities for which reserves were not established.

Risks Related to Being an “Emerging Growth Company.” We will be and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of (a) the last day of the fiscal year (i) in which we have total annual gross revenue of at least $1.235 billion, or (ii) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the date of our most recently completed second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our shares less attractive because we will rely on some or all of these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the 1933 Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will take advantage of the extended transition period for complying with new or revised accounting standards, which may make it more difficult for investors and securities analysts to evaluate us since our financial statements may not be comparable to companies that comply with public company effective dates and may result in less investor confidence.

Risks Arising from Compliance with the SEC’s Regulation Best Interest. Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Among other alternatives, listed BDCs may be reasonable alternatives to an investment in our Common Shares, and may feature characteristics like lower cost, less complexity, and lesser or different risks. Investments in listed securities also often involve nominal or zero commissions at the time of initial purchase. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend this offering to retail customers. Under Regulation Best Interest, high cost, high risk and complex products may be subject to greater scrutiny by broker-dealers and their salespersons. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objective and would result in our fixed operating costs representing a larger percentage of our gross income.

Federal Income Tax Risks

RIC Qualification Risks. To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Difficulty with Paying Required Distributions. For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax. The resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Some Investments May be Subject to Corporate-Level Income Tax. We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).

Certain Portfolio Investments May Present Special Tax Issues. We expect to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues. U.S. federal income tax rules are not entirely clear about certain issues related to such investments such as when we may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by us, to the extent necessary, to distribute sufficient income to preserve our tax status as a RIC and minimize the extent to which we are subject to U.S. federal income or excise tax.

Legislative or Regulatory Tax Changes Could Adversely Affect Investors. At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

The foregoing list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Fund. Each prospective Fund investor should read this entire prospectus, the Declaration of Trust of the Fund and consult with its advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different risk factors.

ESTIMATED USE OF PROCEEDS

We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) pay our operating expenses, (3) fund repurchases under our share repurchase program, and (4) general corporate purposes. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering.

We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 90 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objective, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).

We estimate that we will incur approximately $[_] million of organizational and offering expenses (excluding the shareholder servicing and/or distribution fee) in connection with this offering, or approximately [_]% of the gross proceeds, assuming maximum gross proceeds of $1,000,000,000. The Adviser has agreed to advance all of our organization and offering expenses on our behalf through the date on which we break escrow for this offering. The Fund will enter into an Expense Support and Conditional Reimbursement Agreement with the Adviser. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement, we will be obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for this offering. See “Plan of Operation—Expenses—Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

The following tables sets forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Fund sells the maximum number of shares registered in this offering, or 40,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at the current offering price of $25.00 per share. Such amount is subject to increase or decrease based upon our NAV per share.

The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the minimum offering amount of $100,000,000 and the maximum primary offering amount of $1,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Minimum Offering of $33,333,333 in Class S Shares					Maximum Offering of $333,333,333 in Class S Shares
Gross Proceeds(1)		$33,333,333		100.00%			$333,333,333		100.00%
Upfront Sales Load(2)		$—		—%			$—		—%
Organization and Offering Expenses(3)	$	[	]	[	]%	$	[	]	[	]%
Net Proceeds Available for Investment	$	[	]	[	]%	$	[	]	[	]%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Minimum Offering of $33,333,333 in Class D Shares					Maximum Offering of $333,333,333 in Class D Shares
Gross Proceeds(1)		$33,333,333		100.00%			$333,333,333		100.00%
Upfront Sales Load(2)		$—		—%			$—		—%
Organization and Offering Expenses(3)	$	[	]	[	]%	$	[	]	[	]%
Net Proceeds Available for Investment	$	[	]	[	]%	$	[	]	[	]%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Minimum Offering of $33,333,333 in Class I Shares					Maximum Offering of $333,333,333 in Class I Shares
Gross Proceeds(1)		$33,333,333		100.00%			$333,333,333		100.00%
Upfront Sales Load(2)		$—		—%			$—		—%
Organization and Offering Expenses(3)	$	[	]	[	]%	$	[	]	[	]%
Net Proceeds Available for Investment	$	[	]	[	]%	$	[	]	[	]%

(1)

We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)

Neither the Fund nor the Managing Dealer will charge an upfront sales load with respect to Class S shares, Class D shares or Class I; however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to FINRA limitations on underwriting compensation: (a) for Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares and Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S, or Class D shares. See “Plan of Distribution.”
(3)

The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.

PLAN OF OPERATION

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We are a newly organized, externally managed, non-diversified closed-end management investment company that intends to elect to be treated as a BDC under the 1940 Act. Formed as a Delaware statutory trust on June 8, 2023, we are externally managed by the Adviser, which is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our Adviser is registered as investment adviser with the SEC. We also intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code.

Under our Advisory Agreement, we have agreed to pay the Adviser an annual management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of expenses incurred by the Administrator in performing its obligations under the Administration Agreement. We also will be liable to reimburse the Administrator for the Fund’s allocable portion of compensation of the Administrator’s personnel, including but not limited to the compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs. The Administrator may defer or waive fees and/or rights to be reimbursed for the costs and expenses noted above including the Fund’s allocable portion of compensation of the Administrator’s personnel. The Administrator will not charge the Fund any fees for its services as Administrator. AB-PCI and AB High Yield are both affiliates and subsidiaries of AB.

Our investment objective is to generate attractive risk-adjusted returns, predominantly in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. The portfolio is expected to consist primarily of directly originated, privately negotiated corporate loans to borrowers in the US middle market, typically involving a private equity backed issuer, and in more limited instances, venture capital supported or independently owned issuers. We seek to additionally invest in broadly syndicated loans and bonds from private and public issuers to facilitate the immediate deployment of investors’ capital subscriptions, maintain liquidity requirements, and for opportunistic purposes.

Our investment strategy focuses on directly originated, privately negotiated senior secured credit investments in high-quality, established middle market companies. We will primarily invest in businesses with enterprise values11 of $200.0 million to $2.0 billion and / or annual earnings before interest expense, income tax expense, depreciation and amortization (or “EBITDA”)12 between $10.0 million and $75.0 million, at the time of investment. We may invest in larger or smaller companies if they operate in a sector where AB-PCI has expertise and / or exhibit credit characteristics consistent with our investment process, and where we believe an attractive relative risk-adjusted return can be generated for investors.

[11]

The enterprise value of a company is defined as equity value, plus debt, less cash and is calculated based on a range of valuation techniques, including discounted cash flows, publicly traded comparable company analysis, and comparable transactions analysis.

[12]

Calculations of EBITDA may be subject to various adjustments deemed appropriate by AB-PCI. Examples include, but are not limited to, non-cash expenses, non-recurring expenses, expected synergies or cost reductions, run-rate impact of new locations or assets, and acquisition or disposition related adjustments.

Through AB High Yield’s ability to invest in syndicated credit, our investment strategy will also target a minority liquid allocation to primarily broadly syndicated loans and corporate high yield bonds. We intend to use these investments to facilitate the immediate deployment of investors’ capital subscriptions, to provide liquidity for our share repurchase program in the normal course, and to contribute to investment returns and income generation. When market conditions create compelling return opportunities, we may also invest on an opportunistic basis in a variety of publicly traded credit securities where AB High Yield has expertise, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.” Furthermore, AB High Yield from time-to-time help source and evaluate primary issue upper middle market private credit and broadly syndicated loan opportunities where the intent is to hold a meaningful position over the longer term for income generation (compared to holding a small, highly diversified position primarily for liquidity or opportunistic trading purposes).

Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit and credit-related instruments issued by corporate issuers (including loans, notes, bonds and other corporate debt securities). If we change our 80% test, we will provide shareholders with at least 60 days’ prior notice of such change.

Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other AB-PCI funds. From time to time, we may co-invest with other AB-PCI funds. See “Regulation—Affiliated Transactions” and “Conflicts of Interest—Co-Investment Relief.”

We intend to use leverage to enhance our risk-adjusted returns. Our leverage levels will vary over time in response to general market conditions, the size and compositions of our investment portfolio and the views of our Adviser and Board. Once we have established a scaled and diversified investment portfolio, we expect that our debt to equity ratio will generally range between 1.0x and 1.5x. While our leverage employed may be greater or less than these levels from time to time, it will never exceed the limitations set forth in the 1940 Act, which currently allows us to borrow up to a 2:1 debt to equity ratio.

Our leverage may take the form of revolving or term loans from financial institutions, secured or un-secured bonds, securitization of portions of our investment portfolio via collateralized loan obligations or preferred shares. Implicit leverage in the portfolio may take form through the use of derivatives including bond futures, swaps, CDX, and CDS instruments. When determining whether to borrow money and assessing the various borrowing structure alternatives, we analyze the maturity, rate structure and covenant package of the proposed borrowings in the context of our investment portfolio, pre-existing borrowings and market outlook. Any such leverage, if incurred, would be expected to increase the total CAFI by the Fund.

To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. See “Risk Factors—Risks Associated with Forming CLOs.”

See “Investment Objective and Strategies” for more information about our investment strategies. Our investments are subject to a number of risks. See “Risk Factors.”

Revenues

We plan to generate revenue in the form of interest and fee income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our senior and subordinated debt investments are expected to bear interest at a fixed or floating rate. Interest on debt securities is generally payable quarterly or semiannually. In some cases, some of our investments may provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment and other fees in connection with transactions. Original issue discounts and market discounts or premiums will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

Except as specifically provided below, all investment professionals and staff of the Adviser and AB High Yield, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits of such personnel allocable to such services, will be provided and paid for by the Adviser and AB High Yield, as applicable. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

1)

investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Advisory Agreement, and to AB High Yield, pursuant to the Sub-Advisory Agreement (the Advisory Agreement and the Sub-Advisory Agreement, collectively the “Advisory Agreements”);

2)

the costs and expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement. We also will be liable to reimburse the Administrator for the Fund’s allocable portion of compensation of the Administrator’s personnel, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of AB-PCI or any of its affiliates. The Administrator may defer or waive fees and/or rights to be reimbursed for the costs and expenses noted above including the Fund’s allocable portion of compensation of the Administrator’s personnel; and

3)	all other expenses of the Fund’s operations, administrations and transactions including, without limitation, those relating to:

(i)

organization and offering expenses associated with this offering (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Fund’s escrow agent and transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisers or financial or other advisers, but excluding the shareholder servicing fee);

(ii)

all taxes, fees, costs, and expenses, retainers and/or other payments of accountants, legal counsel, advisers (including tax advisers), administrators, auditors (including with respect to any additional auditing required under The Directive 2011/61/EU of the European Parliament and of the Council of 8 June 2011 on Alternative Investment Fund Managers and any applicable legislation implemented by an EEA Member state in connection with such Directive (the “AIFMD”), investment bankers, administrative agents, paying agents, depositaries, custodians, trustees, sub-custodians, consultants (including individuals consulted through expert network consulting firms), engineers, senior advisers, industry experts, operating partners, deal sourcers (including personnel dedicated to but not employed by AB-PCI or AB High Yield), and other professionals (including, for the avoidance of doubt, the costs and charges allocable with respect to the provision of internal legal, tax, accounting, technology or other services and professionals related thereto (including secondees and temporary personnel or consultants that may be engaged on short- or long-

term arrangements) as deemed appropriate by the Administrator, with the oversight of the Board, where such internal personnel perform services that would be paid by the Fund if outside service providers provided the same services); fees, costs, and expenses herein include (x) costs, expenses and fees for hours spent by its in-house attorneys and tax advisers that provide transactional legal advice and/or services to the Fund or its portfolio companies on matters related to potential or actual investments and transactions and the ongoing operations of the Fund and (y) expenses and fees to provide administrative and accounting services to the Fund or its portfolio companies, and expenses, charges and/or related costs incurred directly by the Fund or affiliates in connection such services, in each case, (I) that are specifically charged or specifically allocated or attributed by the Administrator, with the oversight of the Board, to the Fund or its portfolio companies and (II) provided that any such amounts shall not be greater than what would be paid to an unaffiliated third party for substantially similar advice and/or services);

(iii)	the cost of calculating the Fund’s net asset value, including the cost of any third-party valuation services;

(iv)	the cost of effecting any sales and repurchases of the Common Shares and other securities;

(v)	fees and expenses payable under any managing dealer and selected intermediary agreements, if any;

(vi)

interest and fees and expenses arising out of all borrowings, guarantees and other financings or derivative transactions (including interest, fees and related legal expenses) made or entered into by the Fund, including, but not limited to, the arranging thereof and related legal expenses;

(vii)	all fees, costs and expenses of any loan servicers and other service providers and of any custodians, lenders, investment banks and other financing sources;

(viii)	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

(ix)	costs of derivatives and hedging;

(x)

expenses, including travel, entertainment, lodging and meal expenses, incurred by the Adviser, AB High Yield, or members of its investment team, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing the Fund’s rights;

(xi)

expenses (including the allocable portions of compensation and out-of-pocket expenses such as travel expenses) or an appropriate portion thereof of employees of the Adviser or AB High Yield to the extent such expenses relate to attendance at meetings of the Board or any committees thereof;

(xii)

all fees, costs and expenses, if any, incurred by or on behalf of the Fund in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including, without limitation any legal, tax, administrative, accounting, travel, meals, accommodations and entertainment, advisory, consulting and printing expenses, reverse termination fees and any liquidated damages, commitment fees that become payable in connection with any proposed investment that is not ultimately made, forfeited deposits or similar payments;

(xiii)	the allocated costs incurred by the Adviser or its affiliates in providing (or arranging for the provision of) managerial assistance to those portfolio companies that request it;

(xiv)	all brokerage costs, hedging costs, prime brokerage fees, custodial expenses, agent bank and other bank service fees; private placement fees, commissions, appraisal fees, commitment fees and underwriting costs; costs and expenses of any lenders, investment banks and other financing sources, and other investment costs, fees and expenses actually incurred in connection with evaluating, making, holding, settling, clearing, monitoring or disposing of actual investments (including, without limitation, travel, meals, accommodations and entertainment expenses and any expenses related to attending trade association and/or industry meetings, conferences or similar meetings, any costs or expenses relating to currency conversion in the case of investments denominated in a currency other than U.S. dollars) and expenses arising out of trade settlements (including any delayed compensation expenses);

(xv)

investment costs, including all fees, costs and expenses incurred in sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors), settling, monitoring and holding prospective or actual investments or investment strategies including, without limitation, any financing, legal, filing, auditing, tax, accounting, compliance, loan administration, travel, meals, accommodations and entertainment, advisory, consulting, engineering, data-related and other professional fees, costs and expenses in connection therewith (to the extent the Adviser or AB High Yield is not reimbursed by a prospective or actual issuer of the applicable investment or other third parties or capitalized as part of the acquisition price of the transaction) and any fees, costs and expenses related to the organization or maintenance of any vehicle through which the Fund directly or indirectly participates in the acquisition, holding and/or disposition of investments or which otherwise facilitate the Fund’s investment activities, including without limitation any travel and accommodations expenses related to such vehicle and the salary and benefits of any personnel (including personnel of Adviser, AB High Yield or their respective affiliates) reasonably necessary and/or advisable for the maintenance and operation of such vehicle;

(xvi)	transfer agent, dividend agent and custodial fees;

(xvii)	fees and expenses associated with marketing efforts;

(xviii)	federal and state registration fees, franchise fees, any stock exchange listing fees and fees payable to rating agencies;

(xix)

Independent Trustees’ fees and expenses including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisers retained by, or at the discretion or for the benefit of, the Independent Trustees;

(xx)

costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, Financial Industry Regulatory Authority, CFTC and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the 1940 Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing;

(xxi)

all fees, costs and expenses associated with the preparation and issuance of the Fund’s periodic reports and related statements (e.g., financial statements and tax returns) and other internal and third-party printing (including a flat service fee), publishing (including time spent performing such printing and publishing services) and reporting-related expenses (including other notices and communications) in respect of the Fund and its activities (including internal expenses, charges and/or related costs incurred, charged or specifically attributed or allocated by the Fund, the Adviser, AB High Yield or their respective affiliates in connection with such provision of services thereby);

(xxii)	the costs of any reports, proxy statements or other notices to shareholders (including printing and mailing costs) and the costs of any shareholder or Trustee meetings;

(xxiii)	proxy voting expenses;

(xxiv)	costs associated with an exchange listing;

(xxv)	costs of registration rights granted to certain investors, if any;

(xxvi)

any taxes and/or tax-related interest, fees or other governmental charges (including any penalties incurred where the Adviser lacks sufficient information from third parties to file a timely and complete tax return) levied against the Fund and all expenses incurred in connection with any tax audit, investigation, litigation, settlement or review of the Fund and the amount of any judgments, fines, remediation or settlements paid in connection therewith;

(xxvii)

all fees, costs and expenses of any litigation, arbitration or audit involving the Fund any vehicle or its portfolio companies and the amount of any judgments, assessments fines, remediations or settlements paid in connection therewith, Trustees and officers, liability or other insurance (including costs of title insurance) and indemnification (including advancement of any fees, costs or expenses to persons entitled to indemnification) or extraordinary expense or liability relating to the affairs of the Fund;

(xxviii)

all fees, costs and expenses associated with the Fund’s information, obtaining and maintaining technology (including the costs of any professional service providers), hardware/software, data-related communication, market data and research (including news and quotation equipment and services and including costs allocated by the Adviser’s or its affiliates’ internal and third-party research group (which are generally based on time spent, assets under management, usage rates, proportionate holdings or a combination thereof or other reasonable methods determined by the Administrator) and expenses and fees (including compensation costs) charged or specifically attributed or allocated by the Adviser, AB High Yield and/or their respective affiliates for data-related services provided to the Fund and/or its portfolio companies (including in connection with prospective investments), each including expenses, charges, fees and/or related costs of an internal nature; provided, that any such expenses, charges or related costs shall not be greater than what would be paid to an unaffiliated third party for substantially similar services) reporting costs (which includes notices and other communications and internally allocated charges), and dues and expenses incurred in connection with membership in industry or trade organizations;

(xxix)

the costs of specialty and custom software for monitoring risk, compliance and the overall portfolio, including any development costs incurred prior to the filing of the Fund’s election to be treated as a business development company;

(xxx)	costs associated with individual or group shareholders;

(xxxi)	fidelity bond, trustees and officers errors and omissions liability insurance and other insurance premiums;

(xxxii)	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying and secretarial and other staff;

(xxxiii)	all fees, costs and expenses of winding up and liquidating the Fund’s assets;

(xxxiv)	extraordinary expenses (such as litigation or indemnification);

(xxxv)

all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings; notices or disclosures related to the Fund’s activities (including, without limitation, expenses relating to the preparation and filing of filings required under the Securities Act, TIC Form SLT filings, Internal Revenue Service filings under FATCA and FBAR reporting requirements applicable to the Fund or reports to be filed with the CFTC, reports, disclosures, filings and notifications prepared in connection with the laws and/or regulations of jurisdictions in which the Fund engages in activities, including any notices, reports and/or filings required under the AIFMD, European Securities and Markets Authority and any related regulations, and other regulatory filings, notices or disclosures of the Adviser or AB High Yield relating to the Fund and its affiliates relating to the Fund, and their activities) and/or other regulatory filings, notices or disclosures of the Adviser, AB High Yield and their respective affiliates relating to the Fund including those pursuant to applicable disclosure laws and expenses relating to FOIA requests, but excluding, for the avoidance of doubt, any expenses incurred for general compliance and regulatory matters that are not related to the Fund and its activities;

(xxxvi)	costs and expenses (including travel) in connection with the diligence and oversight of the Fund’s service providers;

(xxxvii)

costs and expenses, including travel, meals, accommodations, entertainment and other similar expenses, incurred by the Adviser, AB High Yield or their respective affiliates for meetings with existing investors and any intermediaries, registered investment advisers, financial and other advisers representing such existing investors; and

(xxxviii)	all other expenses incurred by the Administrator in connection with administering the Fund’s business.

With respect to (i) above, the Adviser has agreed to advance all of our organization and offering expenses on our behalf through the date on which we break escrow for this offering. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement we will enter into with the Adviser, we will be obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for this offering. See “Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.

From time to time, AB-PCI (in its capacity as the Adviser and the Administrator), AB High Yield or their affiliates may pay third-party providers of goods or services. We will reimburse AB-PCI (in its capacity as the Adviser and the Administrator), AB High Yield or such affiliates thereof for any such amounts paid on our behalf. From time to time, AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders, subject to the cap on organization and offering expenses described above.

Expense Support and Conditional Reimbursement Agreement

We will enter into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.” Available Operating Funds means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.

Financial Condition, Liquidity and Capital Resources

We expect to generate cash primarily from (i) the net proceeds of the offering, (ii) cash flows from our operations, (iii) any financing arrangements we may enter into in the future and (iv) any future offerings of our equity or debt securities. Immediately after we meet our minimum offering requirement, gross subscription funds will total at least $100 million, which will be available to us immediately upon commencing operations. Once our minimum offering requirement has been met, we intend to sell our shares on a continuous monthly basis at a per share price equal to the then-current NAV per share.

Our primary uses of cash will be for (i) investments in portfolio companies and other investments, (ii) the cost of operations (including paying AB-PCI (in its capacity as the Adviser and the Administrator) or AB High Yield), (iii) cost of any borrowings or other financing arrangements and (iv) cash distributions to the holders of our shares.

Net Worth of Sponsors

The NASAA, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”), requires that our affiliates and Adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Critical Accounting Policies

This discussion of our expected operating plans is based upon our expected financial statements, which will be prepared in accordance with GAAP. The preparation of these financial statements will require our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we will describe our critical accounting policies in the notes to our future financial statements.

Fair Value Measurements

The Fund is required to report its investments for which current market values are not readily available at fair value. The Fund values its investments in accordance with FASB ASC 820, Fair Value Measurements (“ASC 820”), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See “Determination of Net Asset Value” for more information on how we value our investments.

Revenue Recognition

Interest Income

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

PIK Income

The Fund may have loans in its portfolio that contain PIK provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in interest income in the Fund’s statement of operations. If at any point the Fund believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through interest income. To maintain the Fund’s status as a RIC, this non-cash source of income must be paid out to shareholders in the form of dividends, even though the Fund has not yet collected cash.

Dividend Income

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Fee Income

The Fund may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication fees as well as fees for managerial assistance rendered by the Fund to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.

Non-Accrual Investments

Investments are placed on non-accrual status when it is probable that principal, interest or dividends will not be collected according to the contractual terms. Accrued interest or dividends generally are reversed when an investment is placed on non-accrual status. Interest or dividend payments received on non-accrual investments may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual investments are restored to accrual status when past due principal and interest or dividends are paid and, in management’s judgment, principal and interest or dividend payments are likely to remain current. The Fund may make exceptions to this treatment if an investment has sufficient collateral value and is in the process of collection.

Distributions

To the extent that the Fund has taxable income available, the Fund intends to make monthly distributions to its shareholders, commencing with the first full calendar quarter after the escrow period concludes. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of our Board and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time.

Income Taxes

The Fund intends to elect to be treated as a BDC under the 1940 Act. The Fund also intends to elect to be treated as a RIC under the Code. So long as the Fund maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Fund would represent obligations of the Fund’s investors and would not be reflected in the financial statements of the Fund.

The Fund evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

To qualify for and maintain qualification as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Fund must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax-exempt income.

In addition, pursuant to the excise tax distribution requirements, the Fund is subject to a 4% nondeductible federal excise tax on undistributed income unless the Fund distributes in a timely manner in each taxable year an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Fund that is subject to corporate income tax is considered to have been distributed.

Contractual Obligations

We have entered into the Advisory Agreement with AB-PCI (in its capacity as the Adviser) to provide us with investment advisory services and the Administration Agreement with AB-PCI (in its capacity as the Administrator) to provide us with administrative services. Payments for investment advisory services under the Advisory Agreements and reimbursements under the Administration Agreement are described in “Advisory Agreement, Sub-Advisory Agreement and Administration Agreement.”

We intend to establish one or more credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to-be-determined spreads over SOFR (or other applicable reference rate). We cannot assure shareholders that we will be able to enter into a credit facility on favorable terms or at all. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations.

Off Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not expect to have any off-balance sheet financings or liabilities.

Quantitative and Qualitative Disclosures About Market Risk

We will be subject to financial market risks, including changes in interest rates. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the variable rate investments we may hold and to declines in the value of any fixed rate investments we may hold. A rise in interest rates would also be expected to lead to higher cost on our floating rate borrowings. If deemed prudent, we may use interest rate risk management techniques in an effort to minimize our exposure to interest rate fluctuations.

We plan to invest primarily in illiquid debt securities of private companies. Most of our investments will not have a readily available market price, and we will value these investments at fair value as determined by the Adviser in good faith pursuant to procedures adopted by, and under the oversight of, the Board in accordance with our valuation policy. There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. See “Determination of Net Asset Value.”

INVESTMENT OBJECTIVE AND STRATEGIES

We were formed on June 8, 2023, as a Delaware statutory trust. We were organized to invest primarily in directly originated, privately-negotiated, senior secured, loans to borrowers in the US middle market typically involving a private equity backed issuer, and broadly syndicated loans and bonds from both private and public issuers.

After filing this Registration Statement, we will file an election to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated as soon as reasonably practical, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we will be required to comply with certain regulatory requirements.

Our investment objective is to generate attractive risk-adjusted returns, predominantly in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation. The portfolio is expected to consist primarily of directly originated, privately negotiated corporate loans to borrowers in the US middle market, typically involving a private equity backed issuer, and in more limited instances, venture capital supported or independently owned issuers. We seek to additionally invest in broadly syndicated loans and bonds from private and public issuers to facilitate the immediate deployment of investors’ capital subscriptions, maintain liquidity requirements, and for opportunistic purposes.

Our investment strategy focuses on directly originated, privately negotiated senior secured credit investments in high-quality, established middle market companies. We will primarily invest in businesses with enterprise values13 of $200.0 million to $2.0 billion and / or annual earnings before interest expense, income tax expense, depreciation and amortization (or “EBITDA”)14 between $10.0 million and $75.0 million, at the time of investment. We may invest in larger or smaller companies if they operate in a sector where AB-PCI has expertise and / or exhibit credit characteristics consistent with our investment process, and where we believe an attractive relative risk-adjusted return can be generated for investors.

Through the AB High Yield’s ability to invest in syndicated credit, our investment strategy will also target a minority liquid allocation to primarily broadly syndicated loans and corporate high yield bonds. We intend to use these investments to facilitate the immediate deployment of investors’ capital subscriptions, to provide liquidity for our share repurchase program in the normal course, and to contribute to investment returns and income generation. When market conditions create compelling return opportunities, we may also invest on an opportunistic basis in a variety of publicly traded credit securities where AB High Yield has expertise, subject to compliance with BDC requirements to invest at least 70% of assets in “eligible portfolio companies.” Furthermore, AB High Yield from time-to-time help source and evaluate primary issue upper middle market private credit and broadly syndicated loan opportunities where the intent is to hold a meaningful position over the longer term for income generation (compared to holding a small, highly diversified position primarily for liquidity or opportunistic trading purposes).

AB-PCI employs a selective investment approach with a focus on investing in companies that possess certain qualities: highly visible revenue, a competitive advantage, secular growth, a diversified business model and a strong management team, while avoiding companies that have single points of failure (e.g., high customer or supplier concentrations), and high loss given default profiles, which are those that may lack visibility on post-

[13]

The enterprise value of a company is defined as equity value, plus debt, less cash and is calculated based on a range of valuation techniques, including discounted cash flows, publicly traded comparable company analysis, and comparable transactions analysis.

[14]

Calculations of EBITDA may be subject to various adjustments deemed appropriate by AB-PCI. Examples include, but are not limited to, non-cash expenses, non-recurring expenses, expected synergies or cost reductions, run-rate impact of new locations or assets, and acquisition or disposition related adjustments.

default cash flows and / or a strong buyer universe, among other factors. AB-PCI more commonly invests in companies that possess recurring or reoccurring revenue business models, which provide cushion against any slowdown in new customer sales and may insulate the company from meaningful drops in cash flow generation during periods of economic softness or decline. Revenue visibility and other target investment characteristics have led to AB-PCI historically investing most often in the following sectors: enterprise software (including software-as-a-service), digital infrastructure and related services, technology-enabled services (including healthcare IT and financial technology), certain healthcare services, and multi-site franchises, predominantly in quick service restaurants. Ultimately, AB-PCI believes its core sectors enhance the stability of its portfolio through variable economic conditions as they are generally not directly dependent on broader economic output, discretionary spending, commodity prices and other cyclical factors. Notwithstanding the foregoing, AB-PCI will pursue opportunities outside of a core sector, provided they conform with AB-PCI’s asset selection criteria, including preferred investment characteristics.

The AB High Yield investment approach is based on rigorous fundamental underwriting, focusing on downside protection. The AB High Yield team also utilizes various quantitative tools to measure relative downside risk and compare relative value opportunities across industry, name, and maturities. Investments have historically focused on industries and names that exhibit strong cash flow dynamics, durable demand, and robust asset coverage and protections. The investment approach is also very focused on the overall credit cycle, which influences whether the team takes on more or less risk than average. This opportunistic approach also has a significant focus on liquidity, particularly liquidity under stressed market conditions. Investments in less liquid names with potentially significant downside risks are avoided.

Under normal circumstances, we will invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in private credit and credit-related instruments issued by corporate issuers (including loans, notes, bonds and other corporate debt securities).

Our private credit investments will principally rank senior in terms of liquidation priority and will mainly take the form of directly originated first lien, stretch senior and unitranche loans, along with some second lien loans, as well as broadly syndicated loans, club deals (generally investments made by a small group of investment firms) and other debt and equity securities of private U.S. middle-market companies, including equity co-investments, although the actual mix of instruments pursued will vary over time depending on our views on how best to optimize risk-adjusted returns. Stretch senior loans are senior loans that have a greater loan-to-

value ratio than traditional senior loans and typically carry a higher interest rate to compensate for the additional risk and unitranche loans are loans that combine both senior and subordinated debt, generally in a first lien position. We expect that our private loans will generally carry contractual maturities between four and six years. However, there is no limit to the maturity or duration of any investment that we may hold in our portfolio.

We will also have the ability to acquire investments through secondary transactions, including through the acquisition of loan portfolios, or contractual obligations to purchase subsequently originated loans and other debt instruments (i.e., forward flow purchase agreements). Further, although not expected to be a primary component of our investment strategy, we may also make certain investments in instruments other than secured debt with a view to enhancing returns, such as mezzanine debt, payment-in-kind notes, convertible debt and other unsecured debt instruments, structured debt that is not secured by financial or other assets, debtor-in-possession financings and equity in loan portfolios, in each case taking into account availability of leverage for such investments and our target risk/return profile. We may also invest in preferred equity, or our debt investments may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments.

The loans within the portfolio are typically floating rate instruments that often pay current income on a quarterly basis, and we look to generate return from a combination of ongoing interest income, original issue discount, closing payments, commitment fees, prepayments and related fees. We expect most of our debt investments will not be publicly rated. However, if the private credit investments are rated by a nationally recognized statistical ratings organization, they are expected to generally carry a rating below investment grade

(rated lower than “Baa3” by Moody’s Investor Service, Inc. or lower than “BBB-” by Standard & Poor’s Rating Services). Per the ratings organizations, below investment grade securities have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Our syndicated credit investments will principally be made in broadly syndicated loans, but will also be made in syndicated high yield bonds, both secured and unsecured, preferred and/or equity-like securities, PIK and structured credit instruments such as CLOs. We also will use instruments, such as CDX indices, single name CDS, treasury bond futures, and interest rate swaps, to hedge various risk factors and/or more efficiently manage the portfolio and enhance returns. Finally, we may use options on credit or equity indices to hedge market volatility and/or enhance returns.

We may enter into interest rate, foreign exchange, and/or other derivative arrangements to hedge against interest rate, currency, and / or other credit related risks through the use of futures, options and forward contracts. These hedging activities will be subject to the applicable legal and regulatory compliance requirements; however, there can be no assurance any hedging strategy employed will be successful. We may also seek to borrow capital in local currency as a means to hedging non-U.S. dollar denominated investments.

Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other AB-PCI funds. From time to time, we may co-invest with other AB-PCI funds. See “Regulation—Affiliated Transactions” and “Conflicts of Interest—Co-Investment Relief.”

Our investments are subject to a number of risks. See “Investment Objective and Strategies” and “Risk Factors.”

The Adviser, AB High Yield and the Administrator

The Fund’s investment activities will be managed by AB-PCI, an investment adviser registered with the SEC under the Advisers Act, and an affiliate of AB. Our Adviser will be responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. The Adviser has engaged AB High Yield to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets pursuant to the Sub-Advisory Agreement.

AB is a leading global investment management firm with $675.9 billion in AUM as of March 31, 2023, offering high-quality research and diversified investment services to leading institutions, retail investors, and private wealth clients globally. AB maintains research, portfolio management, and client service offices around the world, reflecting its global capabilities and the needs of its clients. Furthermore, AB is a recognized leader in credit research and investing, with decades of experience. Since AB launched its first dedicated credit strategy in 1987, it has innovated and evolved its platform to provide new investment opportunities across public and private credit markets. AB is a publicly-held limited partnership whose economic interest is approximately 61.4% owned by Equitable Holdings, Inc. and 38.6% owned by public investors through AB Holdings LP.

AB Private Alternatives is a strategic business unit within AB that offers private alternative investment solutions to clients, with $54.5 billion of AB Private Alternatives AUM15 as of March 31, 2023. Through its affiliated investment advisors, AB Private Alternatives oversees a breadth of private credit strategies, including direct lending primarily to companies controlled by private equity sponsors, commercial real estate debt, private placements, opportunistic and distressed corporate credit, specialty finance, renewable energy, and transportation finance.

[15]

AB Private Alternatives AUM includes leverage, where applicable, and is comprised of fee-earning AUM and fee-eligible AUM. Fee-earning AUM includes those assets currently qualified to generate management fees. Fee-eligible AUM includes committed capital that is currently uncalled or recallable.

The Adviser was established at AB in 2014 and operates as a distinct segment within AB Private Alternatives. AB-PCI’s team of 71 professionals advises $15.8 billion, as of March 31, 2023, in Private Alternatives AUM16 for a diverse client base, including high net worth investors, pension funds, insurance companies, and other institutions. The Adviser also benefits from the resources afforded to it by AB’s robust global infrastructure, including risk management, accounting, loan operations, compliance and investor relations, as well as AB’s established public and private credit franchises.

The Adviser has engaged its affiliate AB as a sub-adviser, through its established high yield and leveraged loan franchise, AB High Yield (as such, AB in its capacity as sub-adviser is referred to herein as “AB High Yield”), to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets pursuant to a sub-advisory agreement between the Adviser and AB High Yield (the “Sub-Advisory Agreement”). AB High Yield has been investing in fixed income since 1971 and leveraged credit (syndicated bank loans and high yield bonds) since 1986. AB manages $237.0 billion in fixed income and $34.8 billion in syndicated loans and high yield bonds for retail and institutional clients, as of March 31, 2023. The AB High Yield team consists of 36 investment professionals as of March 31, 2023.

Market Opportunity

The private credit market has experienced extensive growth since the GFC, and it is estimated that global private debt assets total $1.3 trillion as of the end of 2022.17 Preqin estimates that the private credit market can grow to $2.3 trillion by 2027 aided by demand from investors and borrowers alike. The consolidation of regional U.S. banks following the GFC and the enhanced regulations introduced by the Dodd-Frank Act resulted in banks’ reduced appetite to hold loans issued by middle-market companies. Middle market borrowers’ resulting demand for capital from alternative lenders paired with investors’ search for incremental yield post the financial crisis and strong performance generally across alternative lenders fueled the continued growth of direct lending. Direct lending is a subset of private credit and is frequently compared to its main credit alternatives including leveraged or broadly syndicated loans, and the high yield market. More recently, demand has been driven by key characteristics of the asset class summarized below. We expect this growth to continue and, along with the factors outlined below, to provide a robust investment opportunity set aligned to our investment strategy.

In addition to the opportunity in private credit, the syndicated bank loan and high yield bond markets consist of over $3.5 trillion in assets and 4,000 issuers, as of March 31, 2023.18 While the Fund expects to primarily invest in private credit, the Adviser expects to use syndicated bank loans and high yield bonds to facilitate deployment, manage liquidity, and invest on an opportunistic basis when market conditions create compelling opportunities. As of March 31, 2023, secondary yields in the syndicated loan market generally exceeded 10% (per the Morningstar LSTA Leveraged Loan Index).

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Regulatory Actions and Bank Consolidation Continue to Drive Demand towards Private Financing. The direct lending market has seen notable growth and become a viable alternative solution for middle market borrowers seeking financing. Global regulatory actions that followed the GFC significantly increased the cost of capital requirements for commercial banks, limiting their appetite to originate and retain illiquid, non-investment grade credit commitments on their balance sheets, particularly with respect to middle market sized issuers. Instead, many commercial banks have adopted an “underwrite-and-distribute” approach, which AB believes is often less attractive to corporate borrowers seeking certainty of capital. These regulatory actions as well as bank consolidation further impacted the availability of credit for middle market borrowers as the larger, consolidated banks increasingly focused their aggregate capital on up-market transactions. As a result, commercial banks’ share of the leveraged loan market declined from approximately 72% in 1994 to approximately 25% in 2022.[19] Access to the syndicated leveraged loan market has also

[16]	AB Private Alternatives AUM for AB-PCI includes private equity solutions in addition to private credit.
[17]	Source: Preqin Global Report 2023: Private Debt.
[18]	Source: Pitchbook Market Opportunity; Bloomberg Global HY Index.
[19]	Source: S&P Global Market Intelligence, as of December 31,2022.

become challenging for both first time issuers and smaller scale issuers. Issuers of syndicated loan tranche sizes representing less than $500 million account for just 9.8% of the new issue market year to date as of May 31, 2023 as compared to over 40% in 2001.[20] The void of capital available to middle market borrowers – due to increased regulation and bank consolidation – has been filled by direct lending platforms which provide borrowers an alternative financing solution. In response, corporate borrower behavior has increasingly shifted to a more conscious assessment of the benefits that private capital from strategic financing partners can offer.

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Larger Borrowers Are Increasingly Utilizing Private Financing Solutions. AB-PCI believes the opportunity set has subtly shifted toward larger borrowers. Private credit’s focus on the middle market was traditionally driven by borrowers’ inefficient access to capital and the fact that such borrowers were typically too small to issue a syndicated loan or high yield bond. At the upper end of the middle market, companies traditionally have had the option to pursue a broadly syndicated loan, which typically has offered the best execution in the normal course, but recent volatility in syndicated credit markets along with borrowers’ increased value assigned to the confidentiality, efficiency and execution certainty provided by direct lending solutions has led to private credit market share gains. This is illustrated by the trend in U.S. jumbo unitranche loans ($1bn+) executed by direct lenders, which increased from $3 billion in aggregate issuance in 2019 to nearly $55 billion in 2022.[21] AB-PCI believes that as borrowers and debt advisers become more aware of the depth in the private debt space that has been created by scaled providers, they will increasingly weigh this option against public market alternatives. AB-PCI believes the benefits of this growing opportunity set at the upper end of the market will accrue to scaled direct lenders, like AB-PCI, with the capacity to provide financing solutions to larger borrowers. Further, AB-PCI’s partnership with AB High Yield will allow AB-LEND to offer creative financing solutions across private and syndicated credit markets.

Competitive Strengths

AB-PCI is a highly regarded and established private credit investment platform that benefits from the support of AB, one of the world’s leading investment managers. We believe AB-PCI’s differentiating characteristics include22:

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Strong Track Record. AB-PCI and its Founding Team Members have a long track record of investing in the middle market across variable market conditions. Since AB-PCI’s inception, the team has executed over $23 billion of committed assets across more than 500 transactions.

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Team Continuity. AB-PCI exhibits strong continuity among its senior members, with all five of AB-PCI’s Founding Team Members, which previously worked together at Barclays Private Credit Partners LLC (“BPCP”), remaining with AB-PCI today. Furthermore, senior members have experience working together as early as the mid-2000s. The continuity extends beyond the senior team with strong retention (95% average annual retention rate over the last 4 years) across the broader team. We believe such continuity and retention across the broader team allows AB-PCI to consistently apply its investment philosophy and execution, which is a key driver of long-term investment performance.

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Established, Diverse Sourcing and Disciplined Investment Execution. Given the breadth and depth of its financial sponsor relationships as well as its other sourcing channels, AB-PCI historically sees more than 1,000 investment opportunities per year, which allows us to be highly selective with the deals we ultimately execute. On an inception to date basis, AB-PCI has closed 4% of its new investment opportunities, reflecting its philosophy to execute only those opportunities believed to provide the strongest risk-adjusted returns.

[20]	Source: Pitchbook.
[21]	Source: Direct Lending Deals: 4Q22 Insights & Outlook
[22]	There can be no assurance that the results achieved by past strategies managed by AB-PCI or its affiliates will be achieved for the Fund.

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Deep Industry Expertise. AB-PCI invests most often in companies that possess certain investment characteristics, including: highly visible revenue streams, a competitive advantage, secular growth, a diversified business model, and a strong management team, while avoiding companies that have single-points of failure (e.g., customer or supplier concentration), and high loss-given-default profiles. These target investment characteristics have led to AB-PCI investing with a focus on the following industries: enterprise software, technology-enabled services, healthcare, digital infrastructure and services, and multi-site franchises, predominantly in quick service restaurants. The years of experience and numerous transactions in which AB-PCI has invested in these sectors has resulted in differentiated sector expertise across the team. Such expertise allows the team to identify attractive opportunities, effectively price risk, appropriately “lean in” to win an investment mandate, as well as monitor and manage investments to maximize returns. Furthermore, AB-PCI believes that its positioning in these core industry verticals enhances the stability of its portfolio through variable economic conditions, as these companies are generally not directly dependent on broader economic output, discretionary spending, commodity prices and other cyclical factors. AB-PCI targets the same fundamental investing characteristics when pursuing opportunities outside of its core, focused sectors.

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Differentiated Portfolio Financing Model. AB-PCI historically has managed perpetual or evergreen investment vehicles. The perpetual nature of these vehicles has allowed AB-PCI to build highly diversified portfolios of assets, which in turn facilitates the use of structured financing solutions for portfolio financing. These solutions are long-term and floating rate, thereby making for an effective match for AB-PCI’s assets, but are also committed and stable, which allows AB-PCI to be a long-term buy and hold investor, ultimately contributing to longer-term performance for investors.

Furthermore, AB High Yield brings a distinctive approach and expertise to investing in syndicated bank loans and high yield bonds that we believe provide several benefits to investors, including:

•	Seasoned High Yield Investor. AB High Yield has been a leader in high yield investing for decades, having introduced its first US High Yield Strategy in December 1986, more than 35 years ago.

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Dynamic Global Investment Process. AB High Yield utilizes a dynamic global investment process that combines fundamental and quantitative research. Furthermore, AB High Yield’s globally-integrated research and portfolio management platform facilitates the sharing of diverse perspectives from research teams situated globally all the while operating within a single investment framework – this allows AB High Yield to efficiently leverage the best global thinking across all client portfolios.

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Cutting Edge Technology. AB High Yield has invested significantly in recent years to develop technology-driven tools for our fixed income portfolio management, research, and trading teams, which among them include (i) Prism, a proprietary credit research database that allows for improved decision-making, and (ii) ALFA, a tool that provides a real-time view of the entire bond market and the trading levels of individual issues, improving trade execution and identification of opportunities that otherwise might be missed.

The Board

Overall responsibility for the Fund’s oversight rests with the Board. We have entered into the Advisory Agreement with the Adviser and the Sub-Advisory Agreement with AB High Yield, pursuant to which the Adviser will manage the Fund on a day-to-day basis and AB High Yield will manage certain of our broadly syndicated loan and other liquid instruments. The Board is responsible for overseeing the Adviser, AB High Yield and other service providers in our operations in accordance with the provisions of the 1940 Act, the Fund’s bylaws and applicable provisions of state and other laws. The Adviser and AB High Yield will keep the Board well informed as to the Adviser and AB High Yield’s respective activities on our behalf and our investment operations and provide the Board information with additional information as the Board may, from time to time, request. The Board is currently composed of five members, three of whom are Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act.

Investment Identification

Through its dedicated originations team, which now includes 13 professionals, AB-PCI sources more than 1,000 investment opportunities annually. AB-PCI primarily sources these opportunities through our relationships with approximately 400 financial sponsors along with incremental sourcing via venture capital firms, co-investors, financial intermediaries, and corporate executives. The depth and breadth of AB-PCI’s financial sponsor relationships and multi-channel sourcing provides consistent deal flow across variable market conditions. Lastly, AB-PCI also benefits from a platform of more than 180 portfolio companies, which commonly seek incremental financing for M&A activity, growth financing and other needs and therefore provide AB-PCI with consistent opportunities for capital deployment.

AB-PCI’s direct origination capabilities are augmented by AB High Yield’s active presence in the broadly syndicated loan and high yield markets.

1)

Disciplined risk and liquidity management. AB High Yield’s ALFA system, a proprietary liquidity technology system, provides a real-time view of the market, leading to efficient and effective management while maximizing income and returns.

2)

Robust and consistent investment process. AB High Yield uses a multi-sector, value-based approach focused on finding attractive relative value income opportunities across different asset classes and issuers. AB High Yield’s history within credit markets has built deep relationships in capital markets with all major underwriters, issuers, and sponsors. AB High Yield’s team often gives feedback to banks and issuers on the structure and pricing of the syndicated space.

3)

Focus on value and market cycles. AB High Yield pairs its deep relationships across the market with its proprietary liquidity and trading tools to opportunistically invest when market conditions cause imbalances and take advantage of returns.

Private Credit

Underwriting: AB-PCI follows a tested and proven methodology for underwriting investments, with an emphasis on fundamental analysis and valuation. Further, AB-PCI’s rigorous, bottoms-up approach enables us to identify business strengths and stress test areas of risk. AB-PCI seeks to build conviction in an investment opportunity’s attributes, risks, and mitigants, encouraging input from all team members during the due diligence process. Underwriting typically takes three to eight weeks from the time an investment is identified. This time is used to complete credit analysis, structuring, legal due diligence, documentation, and closing. Key aspects of AB-PCI’s underwriting process include:

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Assessing and stress testing the underlying business model. This involves evaluating prospective companies’ revenue models, key performance indicators, cost structures, customer bases and contracts, supplier relationships, historical financials, industry positioning, market growth, and other key business drivers. Additionally, we visit with management and/or the financial sponsor to assess team depth and overall ability to execute the business plan. Findings drive inputs into financial forecasting due diligence.

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Valuation. We prepare extensive valuation analysis on prospective borrowers, including discounted cash flows, comparable analysis, and sum-of-parts valuation, with further consideration for potential acquirors of the prospective borrowers. The valuation due diligence drives input into three internally developed investment frameworks applied to each opportunity: (i) enterprise loan-to-value, (ii) asset value, and (iii) actuarial cash flow. Evaluating opportunities under these frameworks ensures consistency of approach on a deal-by-deal basis and across the organization.

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Supplemental Research: We supplement fundamental business and valuation due diligence with a combination of internal and external resources such as financial advisers, industry experts, lawyers, and consultants to conduct specialized or complex due diligence.

Due diligence findings are summarized and incorporated into investment memoranda that are presented and reviewed as part of a multi-stage process that concludes with an IC meeting. The IC determines its views as to the appropriate sizing, structure, pricing, and ongoing monitoring requirements for each investment opportunity and ultimately votes whether to approve the opportunity and the related allocations to the Adviser’s client accounts. See “Portfolio Management” for details regarding the IC.

Monitoring: AB-PCI takes a proactive approach to portfolio management by focusing on the early identification of potential issues and concerns. Senior deal team leaders, including representatives from originations and credit, take ownership of portfolio company investments “cradle-to-grave” by employing ongoing portfolio management. AB-PCI believes this creates strong alignment of interest and accountability as those who recommended an opportunity “own it” throughout its life, including during periods of underperformance or default, if any. Furthermore, deal team oversight of “watch list” names that receive a Risk Rating of 3 or higher is supplemented with the involvement by AB-PCI’s Head of Restructuring and in many cases, our President.

Deal teams are required to stay abreast of portfolio company performance and industry trends, and therefore engage in active and direct dialogue with management teams and financial sponsors in performing the portfolio management function.

Each portfolio company is formally reviewed by the Adviser and presented to the Investment Committee each quarter as part of a formal QPR process, which involves the use of standardized monitoring reports and analysis tools that are proprietary to the Adviser and are intended to address the following for each portfolio company, including but not limited to:

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Risk Rating: Each investment is internally ranked on a category scale of 1 to 6, with 1 as the best ranking that indicates the company is performing as expected and there are no near-term covenant concerns; all companies rated “below” 1 receive additional scrutiny.

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Financial Performance: The comparison of actual results vs. the Adviser’s underwritten case or company budget, with an explanation of any significant variances and any potential or actual covenant violations.

•	Outlook: An outlook of financial performance for the next twelve months is used to anticipate future liquidity or capital needs, as well as any potential covenant violations.

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Fair Value: Fair values are calculated for each investment, which are reviewed and approved by the AB valuation in accordance with AB policies; this process involves preparing projections and discounted cash flow models, as well as updating comparables used to originally underwrite the investment and consultations with a third-party independent valuation firm, among other considerations.

Furthermore, AB-PCI possesses significant restructuring experience, including the President and senior members across the credit and originations teams. The team has demonstrated the ability to successfully navigate covenant breaches and bankruptcies in the past while at AB-PCI and BPCP, as well as at other prior employers across multiple economic cycles. All significant decisions relating to underperforming credits, including covenant amendments, waivers or modifications, must be approved by AB-PCI’s President. Moreover, any restructuring of a portfolio investment that is substantive enough to re-characterize the nature of the original transaction must be authorized in accordance with the IC process as if it were a new opportunity.

Syndicated Credit

In managing the syndicated credit allocation, analysts underwrite an issuer with the assumption that it will be held to maturity. Issuers are then evaluated on an ongoing basis, and to the extent that research opinions change, positioning in the issuer may change as well.

The frequency and prioritization of updating credit views and ratings on issuers is determined based on input from analysts, portfolio managers, and traders, as well as output from quantitative models. In practice, AB High Yield conducts daily team meetings where existing and potential investments are discussed.

During these meetings, various conditions impacting investments are reviewed and may correspond with an analyst completing a credit review, these include:

•	Deviations from forecasted results

•	Management drift

•	Quantitative research tools that flag potential developing credit problems

•	Unusual trading activity

•	Notable outperformance or underperformance

Allocation of Investment Opportunities

General

The Adviser provides investment management services to other investment funds and client accounts. The Adviser will share any investment and sale opportunities with its Other Accounts and the Fund in accordance with applicable law, including the Advisers Act, firm-wide allocation policies, and an exemptive order from the SEC permitting co-investment activities (as further described below), which generally provide for sharing eligible investments pro rata among the eligible participating funds and accounts, subject to certain allocation factors.

Furthermore, subject to the Advisers Act and as set forth in this prospectus, certain Other Accounts may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Accounts’ respective governing agreements.

In addition, as a BDC regulated under the 1940 Act, the Fund is subject to certain limitations relating to co-investments and joint transactions with affiliates, which, in certain circumstances, limit the Fund’s ability to make investments or enter into other transactions alongside Other Accounts.

The Adviser has received an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, and if established as follows, the Fund’s board of trustees (the “Board” and each member of the Board, a “Trustee”) may establish objective criteria (“Board-Established Criteria”) clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with other public or private affiliated funds that target similar assets. If an investment falls within the Board-Established Criteria, AB-PCI must offer an opportunity for the Fund to participate. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The co-investment would generally be allocated to us and the other AB-PCI funds that target similar assets pro rata based on available capital in the applicable asset class. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

AB High Yield maintains a fiduciary duty to all clients requiring it to act in the best interest of the clients and treat each client fairly. AB High Yield makes investment decisions based on each client’s investment objective, guidelines, and restrictions. In the event a decision impacts multiple accounts, AB High Yield looks to aggregate trades to facilitate best execution for all clients involved and achieve economies of scale. Execution of these trades will be allocated on a pro-rata basis. Should a security traded execute at different prices across dealers, AB High Yield can allocate based on an objective criteria which also allows all accounts to receive fair and equitable treatment over time as approved by a Head of Investment and the Chief Compliance Officer (or a designee) prior to the order completion.

Co-Investment Relief

The Adviser has received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, and if established as follows, the Fund’s Board may establish Board-Established Criteria clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with other public or private affiliated funds that target similar assets. If an investment falls within the Board-Established Criteria, AB-PCI must offer an opportunity for the Fund to participate. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The co-investment would generally be allocated to us and the other AB-PCI funds that target similar assets pro rata based on CAFI in the asset class being allocated. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly Board meeting.

Competition

The business of investing in debt investments is highly competitive and involves a high degree of uncertainty. Market competition for investment opportunities includes traditional lending institutions, including commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds, mezzanine funds, and other private investors, as well as BDCs, and debt-focused competitors, such as issuers of collateralized loan obligations, or CLOs, and other structured loan funds. In addition, given the Fund’s target investment size and investment type, the Adviser expects a large number of competitors for investment opportunities. Some of these competitors may have access to greater amounts of capital and to capital that may be committed for longer periods of time or may have different return thresholds than the Fund, and thus these competitors may have advantages not shared by the Fund. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to the Fund. Furthermore, competitors may offer loan terms that are more favorable to borrowers, such as less onerous borrower financial and other covenants, borrower rights to cure defaults, and other terms more favorable to borrowers than current or historical norms. Strong competition for investments could result in fewer investment opportunities for the Fund, as certain of these competitors have established or are establishing investment vehicles that target the same or similar investments that the Fund intends to purchase.

Over the past several years, many investment funds have been formed with investment objectives similar to those of the Fund, and many such existing funds have grown in size and have added larger successor funds to their platform. These and other investors may make competing offers for investment opportunities identified by the Adviser which may affect the Fund’s ability to participate in attractive investment opportunities and/or cause the Fund to incur additional risks when competing for investment opportunities. Moreover, identifying attractive investment opportunities is difficult and involves a high degree of uncertainty. The Adviser may identify an investment that presents an attractive investment opportunity but may not be able to complete such investment in a manner that meets the objectives of the Fund. The Fund may incur significant expenses in connection with the identification of investment opportunities and investigating other potential investments that are ultimately not consummated, including expenses related to due diligence, transportation and legal, accounting and other professional services as well as the fees of other third-party advisers.

Non-Exchange Traded, Perpetual-Life BDC

The Fund is non-exchange traded, meaning its shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose common shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may, at our discretion, offer investors an opportunity to repurchase their shares on a quarterly basis through voluntary tender offers in accordance with the Exchange Act tender offer rules, but we are not obligated to offer to repurchase any in any particular quarter. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of the Fund being a forced seller of assets in market downturns compared to non-perpetual funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by the Adviser, in which disclosed in the offering materials was a date or time period at which the program might be liquidated, and whether the prior program(s) in fact liquidated on or around that date or during the time period. As of the date of this prospectus, the Adviser has not sponsored any prior public programs responsive to FINRA Rule 2310(b)(3)(D).

Emerging Growth Company

We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or

•

disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.

We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. As stated above, we have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Employees

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Advisory Agreement, AB High Yield or its affiliates pursuant to the terms of the Sub-Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described under “Management of the Fund” is employed by the Adviser or its affiliates. Our day-to-day investment operations will be managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. The Adviser has engaged AB High Yield to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets pursuant to the Sub-Advisory Agreement. In addition, we will reimburse the Administrator for its costs, expenses, including compensation paid by the Administrator (or its affiliates) to the Fund’s chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to the business and affairs of the Fund).

Regulation as a BDC

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any Eligible Portfolio Company controlled by the Fund.

(3)

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)

Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as

defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On [     ], 2023, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. As defined in the 1940 Act, asset coverage of 150% for preferred shares means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities representing stock. Asset coverage of 150% for indebtedness means that for every $100 of net assets we hold, we may raise $200 from borrowing. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities. Leverage embedded or inherent in derivative instruments in which the Fund may invest are not subject to such asset coverage requirements.

We intend to establish one or more credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over SOFR (or other applicable reference rate). We cannot assure shareholders that we will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may enter into a TRS agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Fund would typically have to post collateral to cover this potential obligation. The leverage incurred through TRS, like certain other types of senior securities, such as derivatives and short sales, will not be considered a borrowing for purposes of the Fund’s overall leverage limitation, but rather are subject to the requirements of Rule 18f-4.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. See “Risk Factors—Risks Associated with Forming CLOs.” We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics. We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. A copy of the Fund’s code of ethics is available to the Fund’s shareholders on the Adviser’s website: www.alliancebernstein.com/corporate/management/corporate-governance.htm.

Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we will be prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

MANAGEMENT OF THE FUND

Board

Our business and affairs are managed under the direction of our Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board consists of five members, three of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our Board. We refer to these individuals as our Independent Trustees. Our Board elects our executive officers, who serve at the discretion of the Board.

Trustees

Information regarding the Board is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Other Trusteeships Held by Trustee
Interested Trustees
J. Brent Humphries	1968	President and Chief Executive Officer, Chairman and Trustee	Since 2023	President and Chairman, AB Private Credit Investors Corporation (February 2015–Present); President, AB-PCI (2014–Present)	Chairman and Director, AB Private Credit Investors Corporation (2016–Present)
Matthew Bass	1978	Trustee	Since 2023	Head of Private Alternatives and a member of AB’s Operating Committee.	Director, AB Private Credit Investors Corporation (2016– Present); Director, AB Commercial Real Estate Private Debt Fund, LLC (November 2021– Present).
Independent Trustees
John G. Jordan	1971	Trustee	Since 2023	Independent
Consultant (2016 –
Present); Managing
Member of Viaje 254,
LLC (2018 – Present);
Managing Member of
Evans 254, LLC
(2018 – Present);
Managing Member of
2FiveFour, LLC
(2018 – Present);
Chief Financial
Officer of woombikes
USA, LLC (2019 –
2021)	Advisory Board
Member of LBJ Family
Partnership (2021 –
Present); Member of
the Finance Committee
of Texas Tribune, Inc.
(2019 – Present);
Advisory Board
Member of LBJ Family
Wealth Advisors, Ltd.
(2015 – 2021);
Independent Director of
AB Private Credit
Investors Corporation
					(2016 – Present)

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years	Other Trusteeships Held by Trustee
Richard S. Pontin	1953	Trustee	Since 2023	Advisor to private equity and venture capital companies and entrepreneurs (2001 – Present)	Board Member of PlumChoice Inc. (2010 – 2018); Independent Director of AB Private Credit Investors Corporation (2016 – Present)
Terry Sebastian	1967	Trustee	Since 2023	Operating Partner at Lake Pacific Partners LLC (2018 – Present); Chief Executive Officer of Cal Pacific Specialty Foods, LLC (2011 – 2018)	Member of the
Advisory Board at Lake
Pacific Partners, LLC
(2018 – Present);
Chairman of Innovative
Freeze Dried Food
(2019 – Present); Board
Member of JR Short
(2019 – Present); Board
Member of Cal Pacific
Specialty Foods, LLC
(2011 –2018);
Independent Director of
AB Private Credit
Investors Corporation
					(2016 – Present)

The address for each trustee is c/o AB Private Lending Fund 405 Colorado Street, Suite 1500, Austin, TX 78701. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of trustees serving staggered terms of three years each.

Executive Officers Who are Not Trustees

Information regarding our executive officers who are not Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years
Wesley Raper	1978	Chief Financial Officer	Since 2023	Chief Financial Officer, AB Private Credit Investors Corporation (2016–Present); Chief Operating Officer, AB-PCI (April 2014–Present)
Jennifer Friedland	1974	Chief Compliance Officer	Since 2023	Vice President and Director of Subadvisory Fund Compliance, AB (January 2020–Present); Chief Compliance Officer; AB Private Credit Investors Corporation (November 2021–Present); Deputy Chief Compliance Officer; AB Private Credit Investors Corporation (January 2020–November 2021); Chief Compliance Officer, the AllianceBernstein and Sanford C. Bernstein funds (January 2023–Present); Chief Compliance Officer, SEC-registered investment adviser (January 2013–December 2019)

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 Years
Neal Kalechofsky	1989	Secretary	Since 2023	Vice President and Assistant Secretary and Director of Client Compliance and Alternative Procedures, AB-PCI (February 2015–Present)

The address for each executive officer is c/o AB Private Lending Fund 405 Colorado Street, Suite 1500, Austin, TX 78701.

Biographical Information

The following is information concerning the business experience of our Board and executive officers. Our Trustees have been divided into two groups—Interested Trustees and Independent Trustees. Interested Trustees are “interested persons” as defined in the 1940 Act.

Interested Trustees

J. Brent Humphries, President and Chief Executive Officer, Chairman and Trustee. Mr. Humphries is the Fund’s President and Chief Executive Officer. He is also the President and Chairman of the Board of AB Private Credit Investors Corporation since 2016 and President of the Adviser, which is responsible for all investment decisions for the Fund. Brent Humphries joined AB in 2014 as a founding member and President of the Adviser, where he has primary responsibility for overseeing all aspects of the business, including chairing the investment committee, fundraising, investor relations, investment originations, structuring and underwriting, as well as ongoing portfolio management and compliance. He previously held the same position with BPCP. Prior to joining Barclays, Humphries served as group head, generalist financial sponsor coverage for the Goldman Sachs Specialty Lending Group, and later led its structured private equity initiative. Before that, he served as a partner and managing director of the Texas Growth Fund and TGF Management Corp., a middle-market private equity fund and investment adviser, respectively. Humphries previously worked in leveraged finance with NationsBank and J.P. Morgan, and as a financial analyst with Exxon. He holds a B.B.A. in finance with an emphasis in accounting from the University of Oklahoma and an M.B.A. from the Harvard Business School. The Fund believes that Mr. Humphries’ experience in middle market corporate credit is a significant competitive advantage for the Fund.

Matthew Bass, Trustee. Mr. Bass is Head of Private Alternatives and a member of AB’s Operating Committee and a member of the Board of Directors of AB Private Credit Investors Corporation. As head of AB’s Private Alternatives strategic business unit, he is responsible for the leadership and strategic growth of the business, which includes all of AB’s private market investment strategies. Previously, Bass held various roles in the firm’s Alternatives business (including as head of Alternatives and Multi-Asset Business Development, and COO), where he was responsible for business strategy, sourcing of new investment teams, product development and capital raising. Prior to joining the firm in 2010, Bass was a program director at the United States Department of the Treasury, responsible for the design and implementation of various real estate and real estate capital-markets programs pursuant to the Troubled Asset Relief Program. Before that, he was a vice president at The Blackstone Group’s GSO Capital Partners unit. Bass began his career in the Financial Institutions Investment Banking Group at UBS. Mr. Bass holds a B.S. in Finance from Lehigh University. He was selected as an Interested Director because of his prior leadership experience, significant investment knowledge and financial expertise.

Independent Trustees

John G. Jordan, Trustee. Mr. Jordan has served as a member of the Board of Directors and Chair of the nominating and corporate governance committee of AB Private Credit Investors Corporation, since 2016, is an Advisory Board Member of LBJ Family Partnership, a position he has held since 2021 and since 2018 a managing member of Viaje 254, LLC, Evans 254, LLC, and 2FiveFour, LLC. He has also been a member of the Finance Committee of Texas Tribune, Inc. since 2019. He was Chief Financial Officer of woombikes USA, LLC from 2019 to 2021 and an Advisory Board Member of LBJ Family Wealth Advisors from 2015 through 2021. From 2000 to 2015 he was President and a member of the Board of Directors of BusinesSuites, LP, which he grew into one of the largest regional coworking operators in North America. In 2015, BusinesSuites, LP was renamed Watch Hill Holdings, LP, and from 2015 through 2017, Mr. Jordan served as the entity’s President and a member of its Board of Directors. Mr. Jordan also served as the Treasurer and a member of the Board of Directors of Preferred Office Network, LLC from 2010 through 2015, as a member of the Board of Directors of Texas 4000 for Cancer, a non-profit organization, from 2010 through 2014, and as the Treasurer, President, and a member of the Board of Directors of the Global Workspace Association from 2008 through 2013. Prior to 2000, he held positions in finance and business development in financial services and technology firms. Mr. Jordan holds a B.B.A. and an M.B.A. from The University of Texas at Austin, where he was also a part-time lecturer in Entrepreneurial Finance from 2000–2006. Mr. Jordan was selected as one of our Independent Directors because of his prior board experience and financial expertise.

Richard S. Pontin, Trustee. Mr. Pontin has served as a member of the Board of Directors and Chair of the audit committee of AB Private Credit Investors Corporation, since 2016, and served as a member the Board of Directors and audit committee of Tangoe, a leading provider of information Technology and telecom asset and financial management services for global enterprises, from 2007 through June 2017. He previously served as Executive Chairman of Tangoe from 2007–2009 and as Chief Executive Officer and a member of the Board of Directors of its predecessor company, TRAQ Wireless, from 2004–2007. Mr. Pontin also served as a member of the Board of Directors and the Compensation Committee of PlumChoice Inc. from 2010–2018. Since 2002 Mr. Pontin has also been an advisor to private equity and venture capital companies and entrepreneurs. He has advised several firms, focusing on corporate strategy, business planning, competitive analysis, M&A due diligence, KPI/metric implementation, product planning, and interim Chief Executive Officer Management. Mr. Pontin was an Executive Partner at Teakwood Capital from 2011 to 2015. Between 2002 and 2011 Mr. Pontin served as the Chief Executive Officer of each of Airclic, Inc., Airband Communications, and Ionex Telecom. Prior to 2002, he served as President and Chief Operating Officer of Broadwing Communications and President and Chief Operating Officer of Cincinnati Bell, Inc., and held various positions at Nextel Communications, Bell South, MCI Communications, AT&T and Marion Laboratories. Mr. Pontin holds a B.S. in Biological Science and an M.B.A. from Drexel University, and is a member of the National Association of Corporate Directors, where he was recognized as the 2015 Governance Fellow for Excellence in Board Management and Governance. Mr. Pontin was selected as one of the Fund’s Independent Directors because of his financial expertise and his significant leadership, corporate governance, management and advisory experience.

Terry Sebastian, Trustee. Mr. Sebastian has served as a member of the Board of Directors of AB Private Credit Investors Corporation, since 2016. Mr. Sebastian is an Operating Partner with Lake Pacific Partners, a private equity investment firm based in Chicago, IL focused on investments in the food sector where he has been involved since 2000. At Lake Pacific, he has served as a board member or senior executive in several portfolio companies including Cal Pacific Specialty Foods from 2009–2017, Maxi from 2002–2011, Gladson from 2005–2011 and Teepak Holdings from 2001–2008. Mr. Sebastian has also served as a member of the Board of Directors of AB Private Credit Investors Corporation, since 2016. Beginning in 2019, he has served as Chairman of Innovative Freeze Dried Food. Prior to Lake Pacific, Mr. Sebastian was a senior vice president at Natural Nutrition Group from 1996–1999 and an executive at McCain Foods from 1993–1994. He began his career as a management consultant at Booz, Allen & Hamilton. In addition to his commercial activities, Mr. Sebastian has served in several non-profit and industry roles. He previously served as a member of the board of directors of the California Strawberry Commission from 2012–2017 and as the Chairman of the Processing Strawberry Advisory Board from 2015–2017. Mr. Sebastian holds an M.B.A. from the Harvard Business School and a B.B.A. with high honors from the University of Texas at Austin. Mr. Sebastian was selected as one of the Fund’s Independent Directors because of his prior board and management experience.

Executive Officers Who are not Trustees

Wesley Raper, Chief Financial Officer. Mr. Raper is the Fund’s Chief Financial Officer. He is also the Chief Financial Officer of AB Private Credit Investors Corporation since 2016. Mr. Raper joined AB in 2014 as founding member and Chief Operating Officer of the Adviser, where he is involved in strategy and planning, operations, financing, accounting, portfolio analyses, cash management and compliance. He previously held the same role at BPCP from 2008 to 2014. Mr. Raper was a vice president in the Information Technology Group at Barclays LLC from 2000 to 2008. He holds an MEng from the University of Bristol and an M.S. in Finance from the Zicklin School of Business at Baruch College.

Jennifer Friedland, Chief Compliance Officer. Ms. Friedland joined AB in 2020. Since 2020, Ms. Friedland has served as Vice President and Director of Subadvisory Fund Compliance for sub-advised funds of AB. Ms. Friedland has also served as the Chief Compliance Officer of AB Private Credit Investors Corporation since 2021 and prior to serving as Chief Compliance Officer, served as the AB Private Credit Investors Corporation’s Deputy Chief Compliance Officer, since 2020. Beginning in 2023, Ms. Friedland also serves as the Chief Compliance Officer of the AllianceBernstein and Sanford C. Bernstein funds. Prior to joining AB, Ms. Friedland served as the Chief Compliance Officer of an SEC-registered investment adviser. Ms. Friedland received her J.D. from Southwestern Law School. She received her B.S. from the University of North Carolina – Charlotte.

Neal Kalechofsky, Secretary. Mr. Kalechofsky joined AB in January 2015. Mr. Kalechofsky currently serves as Vice President and Assistant Secretary and Director of Client Compliance and Alternative Procedures of AB-PCI and Secretary of AB Private Credit Investors Corporation. Previously, Mr. Kalechofsky has worked in a number of roles including Legal Assistant, Private Wealth Compliance Officer, and Alternatives Legal Officer. As Director of Client Compliance, Mr. Kalechofsky overseas a group of six individuals who help to respond to client specific inquiries across our distribution channels. Mr. Kalechofsky received his J.D. from the Texas Southern University School of Law in Houston, Texas.

Communications with Trustees

Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent to AB Private Lending Fund, c/o AB Private Credit Investors LLC, 501 Commerce Street, Nashville, TN 37203, Attention: Chief Compliance Officer.

Committees of the Board

Our Board currently has two committees: an audit committee and a nominating and governance committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us. Under the Declaration of Trust, the Fund is not required to hold annual meetings.

Audit Committee. The audit committee operates pursuant to a charter approved by our Board. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board in selecting, engaging and discharging our independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with our independent registered public accounting firm, approving professional services provided by our independent registered public accounting firm (including compensation therefore), reviewing the independence of our independent registered public accounting firm and reviewing the adequacy of our internal controls over financial reporting. The Audit Committee will also have principal oversight of the valuation process used to establish the Fund’s NAV and for the determination the fair value of each of our investments. The audit committee is presently composed of three persons, including Messrs. Pontin, Jordan and Sebastian, all of whom are considered independent for purposes of the 1940 Act. Mr. Pontin serves as the chair of the Audit Committee. Our Board has determined that Mr. Pontin qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act.

A copy of the charter of the Audit Committee is available in print to any shareholder who requests it, and it will also be available on the Fund’s website at www.[ ].com.

Nominating and Governance Committee. The nominating and governance committee operates pursuant to a charter approved by our Board. The charter sets forth the responsibilities of the nominating and governance committee, including making nominations for the appointment or election of Independent Trustees. The nominating and governance committee will also have principal oversight over the process used to approve co-investments for the Fund. The nominating and governance committee consists of three persons, including Messrs. Jordan, Pontin and Sebastian, all of whom are considered independent for purposes of the 1940 Act. Mr. Jordan serves as the chair of the Nominating and Governance Committee.

The Nominating and Governance Committee will consider nominees to the Board recommended by a shareholder, if such shareholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a shareholder who wishes to nominate a person for election as a Trustees at a meeting of shareholders must deliver written notice to our Corporate Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a Trustees by a shareholder, such potential nominee must deliver to our Corporate Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the Board, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines.

A copy of charter of the Nominating and Governance Committee is available in print to any shareholder who requests it, and it will also be available on the Fund’s website at www.[ ].com.

Compensation of Trustees

Our Trustees who do not also serve in an executive officer capacity for us or the Adviser are entitled to receive annual cash retainer fees, fees for participating in the in-person board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets as of the end of each fiscal quarter. These Trustees are John G. Jordan, Richard S. Pontin and Terry Sebastian. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

Annual Committee Chair Cash Retainer
Annual Cash Retainer	Board Meeting Fee			Committee Meeting Fee			Audit			Nominating and Governance
$[ ]	$	[	]	$	[	]	$	[	]	$	[	]

We also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We will not pay compensation to our Trustees who also serve in an executive officer capacity for us or the Adviser.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser, pursuant to the terms of the Advisory Agreement, AB High Yield, pursuant to the terms of the Sub-Advisory Agreement, and the Administrator, pursuant to the terms of the Administration Agreement. Our day-to-day investment operations are managed by our Adviser. The Adviser has engaged AB High Yield to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets pursuant to the Sub-Advisory Agreement. In addition, we reimburse the Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs. The Administrator may waive or defer such expenses, including our allocable portion of the cost of our officers and their respective staffs.

Compensation of Executive Officers

The Fund does not currently have any employees and does not expect to have any employees. Services necessary for the Fund’s business will be provided by individuals who are employees of the Adviser, the Administrator or their respective affiliates, pursuant to the terms of the Advisory Agreement, the Administration Agreement and the Expense Reimbursement Agreement, as applicable. The Fund’s day-to-day investment and administrative operations will be managed by the Adviser and the Administrator. Most of the services necessary for the origination and administration of the Fund’s investment portfolio will be provided by investment professionals employed by the Adviser, the Administrator or their affiliates.

None of the Fund’s executive officers will receive direct compensation from the Fund. The Fund may reimburse the Adviser the allocable portion of the compensation paid by the Administrator (or its affiliates) to the Fund’s Chief Compliance Officer and Chief Financial Officer (based on the percentage of time such individuals devote, on an estimated basis, to the Fund’s business and affairs). The Administrator may waive or defer such expenses, including the allocable portion of the Compensation paid by the Administrator (or its affiliates).

Board Leadership Structure

Our business and affairs are managed under the direction of our Board. Among other things, our Board sets broad policies for us, approves the appointment of our investment adviser, administrator and officers, and has oversight of the valuation process used to establish the Fund’s NAV. The role of our Board, and of any individual Trustees, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, our Board may designate one of our Trustees as chair to preside over meetings of our Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board. J. Brent Humphries, an “interested person” of the Fund, serves as Chairman of the Board and President and Chief Executive Officer of the Fund. The Fund believes that Mr. Humphries’ history with the Adviser as its President and Chairman of the Investment Committee and his extensive knowledge of and experience in the financial services industry qualify him to serve as the Chairman of the Board. The Fund’s view is that it is best served through this leadership structure, as Mr. Humphries’ relationship with the Adviser provides an effective bridge and encourages an open dialogue between management and the Board, ensuring that both groups act with a common purpose. Our Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

The Board does not have a lead Independent Director. The Fund is aware of the potential conflicts that may arise when a non-Independent Director is Chairman of the Board, but believes these potential conflicts are offset by its strong corporate governance practices. The Fund’s corporate governance practices include regular meetings of the Independent Directors in executive session without the presence of interested Directors and management and the establishment of an Audit Committee and a Nominating and Corporate Governance Committee, each of which is comprised solely of Independent Directors.

Board Role in Risk Oversight

Our Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of Independent Trustees, and (ii) active monitoring by our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The Board anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board’s oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our Board in risk oversight is effective and appropriate given the extensive regulation to which we will be subject as a BDC. As a BDC, we will be required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

PORTFOLIO MANAGEMENT

AB Private Credit Investors LLC will serve as our investment adviser. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, us. The Adviser has engaged its affiliate, AB, through its high yield and leveraged loan franchise, AB High Yield, as a sub-adviser to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets pursuant to the Sub-Advisory Agreement.

Investment Personnel

The management of our investment portfolio will be the responsibility of the Adviser’s Investment Committee. The Investment Committee consists of J. Brent Humphries, the Investment Committee chair, and three other members, which may vary depending on the transaction. Aside from Mr. Humphries, eligible Investment Committee participants include members of the Founding Team, Patrick Fear and Jay Ramakrishnan, and senior credit team members, namely Shishir Agrawal (also a Founding Team Member), Kevin Alexander, Evan Cohen, and Justin Grimm. All investment approvals require an affirmative vote from all four Investment Committee members, serving on the Investment Committee when evaluating such investment.

The Adviser is currently staffed with approximately 55 investment personnel, including the investment personnel noted above, and more than 70 total employees. In addition, the Adviser may retain additional investment personnel in the future based upon its needs.

The day-to-day management of investments approved by the Investment Committee is overseen by Mr. J. Brent Humphries. Biographical information with respect to Mr. Humphries is set out under “Management of the Fund – Interested Trustees.”

Mr. Humphries is also primarily responsible for the day-to-day management of approximately 8 other pooled investment vehicles, with over $12.5 billion of assets under management, and approximately 4 other accounts, with over $2 billion of assets under management, in some of which their affiliates receive incentive fees.23

The table below shows the dollar range of Common Shares owned by the portfolio managers as of [     ], 2023:

Name of Portfolio Manager	Dollar Range of Equity Securities(1)
J. Brent Humphries	None

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

Oversight Committee

In furtherance of the Adviser’s responsibilities, the Adviser established the Oversight Committee, comprised of [6] members. The Oversight Committee provides a forum to coordinate the actions of the Adviser and AB High Yieldthe Sub-Adviser as it relates to achieving the Fund’s investment objectives. The Oversight Committee does not approve investments. The current members of the Oversight Committee are Brent Humphries, Wesley Raper, Shishir Agrawal, Kevin Alexander, Gershon Distenfeld and Will Smith.

[23]	Such assets under management reflect AB Private Credit AUM as set out under “Prospectus Summary – “Who are AB and AB-PCI?”

The Adviser

Investment Committee

The Investment Committee will meet regularly to vet new investment opportunities, and evaluate strategic initiatives and actions taken by the Adviser on our behalf. The Investment Committee determines its views as to the appropriate sizing, structure, pricing, and ongoing monitoring requirements for each investment opportunity, while the day-to-day management of investments approved by the Investment Committees will be overseen by the portfolio managers.

All of the Investment Committee members may receive compensation from the Adviser. None of the Investment Committee members receive any direct compensation from us. See “Control Persons and Principal Shareholders” for additional information about equity interests held by certain of these individuals.

Oversight Committee

As described above, AB-PCI will have an oversight committee to discuss Investment allocations between the Adviser and AB High Yield. Once allocated, Investment decisions will be approved by the Investment Committee or AB High Yield’s investment committee, as applicable.

All of the Oversight Committee members may receive compensation from the Adviser or AB High Yield, as applicable. None of the Oversight Committee members receive any direct compensation from us. See “Control Persons and Principal Shareholders” for additional information about equity interests held by certain of these individuals.

Members of the Investment Committee Who Are Not Our Trustees or Executive Officers

Patrick Fear, joined AB in 2014 and is a Managing Director and founding AB Private Credit Investors team member, the Head of Digital Infrastructure and Services, and a member of the investment committee of AB Private Credit Investors. He is also responsible for generalist sponsor originations across a variety of industries. Fear was previously a director with BPCP, where he held a similar role. Prior to that, he was a director with CapitalSource in the US and Europe. Fear was a founding member of the senior management team of CapitalSource Europe, responsible for sourcing, executing and monitoring a $500 million portfolio of middle market mezzanine and other leveraged loans in a variety of industries. Before that, he was a vice president focused on M&A advisory at Robert W. Baird in London and Chicago. Fear began his career in transaction services at PricewaterhouseCoopers. He holds a BBA in accounting from the University of Notre Dame and is a Certified Public Accountant (CPA).

Jay Ramakrishnan, joined AB in 2014 and is a founding member, Head of Originations, and a member of the investment committee of AB Private Credit Investors. In addition, she is responsible for business initiatives such as technology-focused capital solutions, oversees investments in the healthcare/HCIT sectors, and covers select East Coast financial sponsors with an emphasis on technology, healthcare and business services. Previously, Ramakrishnan was a managing director with BPCP, and as a founding member of the business was involved in various aspects of business launch, transaction sourcing and execution. Prior to joining Barclays, she was a vice president at Goldman Sachs, in the Specialty Lending Group in New York, and in London, where she oversaw a European leveraged-loan portfolio and managed restructurings. Before that, Ramakrishnan was in investment banking at Goldman Sachs and Bear Stearns, and she started her career as an associate consultant for Bain & Company. She holds a BA (Hons) in economics from the University of Cambridge, England, and an MBA from the Wharton School at the University of Pennsylvania.

Shishir Agrawal, joined AB in 2014 and is a founding member and Managing Director of AB Private Credit Investors. He is also a member of the investment committee and heads the underwriting, execution and portfolio management of the team’s investments in software and technology-enabled services. Agrawal previously held a similar role with BPCP, having first joined Barclays as an associate in the US Leveraged Finance Group. Prior to that, he was a group marketing manager and head of product management for clustering and high-availability products at Sun Microsystems. Agrawal holds a BTech in computer science and engineering from the Indian Institute of Technology Bombay, an MS in computer science from Ohio State University, and an MBA in finance and accounting from the University of Chicago Booth School of Business.

Kevin Alexander, joined AB in 2015 and is a Managing Director of AB Private Credit Investors, where he is also a member of the investment committee. As a senior credit team member, he plays a leadership role in structuring, underwriting and execution, as well as portfolio management for investments in the energy sector and other industries. Alexander was previously a director at ORIX, where he held a similar role. Prior to that, he was a senior research analyst with Plainfield Asset Management and an analyst with both D.E. Shaw and Merrill Lynch. Alexander holds a BBA (Hons) in financial consulting from the Southern Methodist University and an MBA in finance and economics from the University of Chicago Booth School of Business.

Evan Cohen, joined AB in 2015 and is a Managing Director of AB Private Credit Investors, where he is also a member of the investment committee. As a senior credit team member, he plays a leadership role in structuring, underwriting and execution, as well as portfolio management for investments in healthcare, digital infrastructure and other industries. Cohen was previously a vice president with Goldman Sachs Specialty Lending Group, where he led deal teams in the underwriting, execution and portfolio management of investments across several sectors. Preceding that, he was a financial analyst in the Investment Management division at Goldman Sachs. He holds a BBA (Hons) in finance from the University of Texas at Austin and is a CFA charterholder.

Justin Grimm, joined AB in 2015 and is a Managing Director of AB Private Credit Investors, where he is also a member of the investment committee. As a senior credit team member, he plays a leadership role in structuring, underwriting and execution, as well as portfolio management for investments in the multisite, franchising, specialty finance, business services, industrials and other sectors. Grimm was previously a vice president with GE Capital, where he held a similar role. Before that, he was a senior mechanical design engineer with Motorola. Grimm holds a BS in mechanical engineering from Tulane University and an MBA from the Samuel Curtis Johnson Graduate School of Management at Cornell University, where he was a Roy H. Park Leadership Fellow.

AB High Yield Senior Investment Professionals

AB-PCI has engaged its affiliate, through its established high yield and leveraged loan franchise, AB High Yield, to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets pursuant to the Sub-Advisory Agreement. Liquid investments are expected to comprise 10-25% of our assets.

Gershon M. Distenfeld, CFA, Co-Head of AB Fixed Income; Director of Credit

Gershon M. Distenfeld, Senior Vice President, is Co-Head of Fixed Income, Director of Credit and a member of the Operating Committee. As Co-Head of Fixed Income, he is responsible for the management and strategic growth of AB’s fixed-income business. As Director of Credit, Mr. Distenfeld oversees all of AB’s credit-related strategies, including all global and regional investment-grade and high-yield strategies, as well as their associated investment strategy, activities and portfolio-management teams. In this capacity, he leads AB’s internal Credit Research Review Committee, the primary investment policy and decision-making committee for all credit-related portfolios the firm manages. Mr. Distenfeld also co-manages AB’s multiple-award-winning High Income Fund, named “Best Fund over 10 Years” by Lipper from 2012 to 2015, and the multiple-award-winning Global High Yield and American Income portfolios, flagship fixed-income funds on the firm’s Luxembourg-domiciled fund platform for non-US investors. He joined AB in 1998 as a fixed-income business analyst and served as a high-yield trader from 1999 to 2002 and high-yield portfolio manager from 2002 to 2006 before being named director of High Yield in 2006. Mr. Distenfeld began his career as an operations analyst supporting Emerging Markets Debt at Lehman Brothers. He holds a BS in finance from the Sy Syms School of Business at Yeshiva University and is a CFA charterholder. Location: Nashville.

Will Smith, CFA, Director of US High Yield

Will Smith is a Senior Vice President and Director of US High Yield Credit. He is also a member of the High Income, Global High Yield, Limited Duration High Income, Short Duration High Yield and European High Yield portfolio-management teams. Mr. Smith designed and is one of the lead portfolio managers for AB’s Multi-Sector Credit Strategy, which invests across investment-grade and high-yield credit sectors globally. He is also a member of the Credit Research Review Committee, which determines investment policy for the firm’s credit-related portfolios. Mr. Smith has authored several papers and blogs on high-yield investing, including one on the importance of using a probability-based framework to build better portfolios. He joined AB in 2012 and spent 2014 in London as part of the European High Yield portfolio-management team. Mr. Smith started his career with UBS Investment Bank, working as an analyst with the Credit Risk team and then later on the Fixed Income sales and trading desk. He holds a BA in economics from Boston College and is a CFA charterholder. Location: Nashville.

ADVISORY AGREEMENT, SUB-ADVISORY AGREEMENT AND ADMINISTRATION AGREEMENT

AB Private Credit Investors, LLC is located at 405 Colorado Street, Suite 1500, Austin, Texas 78701. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board and in accordance with the 1940 Act, the Adviser manages our day-to-day operations and provides investment advisory services to us. The Adviser has engaged AB High Yield to manage investments in broadly syndicated loans and bond markets, and assist in the determination of the relative value opportunities between private and syndicated markets pursuant to the Sub-Advisory Agreement.

Advisory Agreement

The Adviser will provide management services to us pursuant to the Advisory Agreement. Under the terms of the Advisory Agreement, the Adviser is responsible for the following:

•

determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objective, policies and restrictions;

•

identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

•	monitoring our investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for us;

•	serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

•	negotiating, obtaining and managing financing facilities and other forms of leverage; and

•	providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.

The Adviser’s services under the Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.

Compensation of Adviser

We will pay the Adviser a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders.

Management Fee

The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Advisory Agreement, net assets means our total assets less the fair value of our liabilities, determined on a consolidated basis in accordance with GAAP. For the first calendar month in which we have operations, net assets will be measured as the beginning net assets as of the date on which the Fund breaks escrow.

Incentive Fee

The incentive fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Incentive Fee Based on Income

The portion based on our income is based on Pre-Incentive Fee Net Investment Income Returns attributable to each class of the Fund’s Common Shares. “Pre-Incentive Fee Net Investment Income Returns” means dividends, cash interest or other distributions or other cash income and any third-party fees received from portfolio companies (such as upfront fees, commitment fees, origination fee, amendment fees, ticking fees and break-up fees, as well as prepayments premiums, but excluding fees for providing managerial assistance and fees earned by the Adviser or an affiliate in its capacity as an administrative agent, syndication agent, collateral agent, loan servicer or other similar capacity) accrued during the month, minus operating expenses for the month (including the management fee, taxes, any expenses payable under the Advisory Agreement and an administration agreement with our administrator, any expense of securitizations, and interest expense or other financing fees and any dividends paid on preferred stock, but excluding the incentive fee and shareholder servicing and/or distribution fees). Pre-Incentive Fee Net Investment Income Returns includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind (“PIK”) interest and zero-coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).

We will pay the Adviser an incentive fee quarterly in arrears with respect to our Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•

No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which our Pre-Incentive Fee Net Investment Income Returns attributable to the applicable share class do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

•

100% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns attributable to the applicable share class, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 12.5% of our Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•

12.5% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns attributable to the applicable share class, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Pre-Incentive Fee Net Investment Income

(expressed as a percentage of the value of net assets

per quarter)

0%	1.25%	1.43%
f 0% →	f 100% →	f 12.5% →

Percentage of each Class’s Pre-Incentive Fee Net Investment Income

Allocated to Quarterly Incentive Fee

These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.

Incentive Fee Based on Capital Gains

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals:

•

12.5% of cumulative realized capital gains attributable to the applicable share class from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee by the applicable share class for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

For purposes of computing the Fund’s incentive fee on income and the incentive fee on capital gains, the calculation methodology will look through derivative financial instruments or swaps as if we owned the reference assets directly. The fees that are payable under the Advisory Agreement for any partial period will be appropriately prorated.

Examples of Quarterly Incentive Fee Calculation

Example 1 — Incentive Fee on pre-incentive fee net investment income for each quarter

Scenarios expressed as a percentage of net asset value at the beginning of the quarter	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income for the quarter	1.00%	1.35%	2.00%
Catch up incentive fee (maximum of 0.18%)	0.00%	-0.10%	-0.18%
Split incentive fee (12.5% above 1.43%)	0.00%	0.00%	-0.07%
Net Investment income	1.00%	1.25%	1.75%

Scenario 1 — Incentive Fee on Income

Pre-incentive fee net investment income does not exceed the 1.25% quarterly preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Scenario 2 — Incentive Fee on Income

Pre-incentive fee net investment income falls between the 1.25% quarterly preferred return rate and the upper level breakpoint of 1.43%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.25% quarterly preferred return.

Scenario 3 — Incentive Fee on Income

Pre-incentive fee net investment income exceeds the 1.25% quarterly preferred return and the 1.43% upper level breakpoint provision. Therefore the upper level breakpoint provision is fully satisfied by the 0.18% of pre-incentive fee net investment income above the 1.25% preferred return rate and there is a 12.5% incentive fee on pre-incentive fee net investment income above the 1.43% upper level breakpoint. This ultimately provides an incentive fee which represents 12.5% of pre-incentive fee net investment income.

Example 2 — Incentive Fee on Capital Gains

Assumptions

Year 1:	No net realized capital gains or losses

Year 2:

6.0% realized capital gains and 1.0% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 12.5% × (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1 Incentive Fee on Capital Gains	= 12.5% × (0)
= 0
= No Incentive Fee on Capital Gains
Year 2 Incentive Fee on Capital Gains	= 12.5% × (6.0% -1.0)%
= 12.5% × 5.0%
= 0.63%

Sub-Advisory Agreement

AB’s established high yield and leveraged loan franchise, AB High Yield, is located at 501 Commerce Street, Nashville, TN 37203. AB High Yield is registered as an investment adviser under the Advisers Act. Our broadly syndicated loan and other liquid investments will be managed by AB High Yield pursuant to the Sub-Advisory Agreement. The Adviser and AB High Yield have entered into the Sub-Advisory Agreement, which was approved by the Board on [     ], 2023, and the terms of which provide AB High Yield with broad delegated authority to oversee the broadly syndicated loan and other liquid investment allocation. The Adviser will pay AB High Yield monthly in arrears, [ ]% of the management fee and [ ]% of the incentive fees pursuant to the Sub-Advisory Agreement.

AB High Yield’s services under the Sub-Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.

Administration Agreement

Under the terms of the Administration Agreement, the Administrator will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of our Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. We also will be liable to reimburse the Administrator for the Fund’s allocable portion of compensation of the Administrator’s personnel, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of the Administrator or any of its affiliates. The Administrator may defer or waive fees and/or rights to be reimbursed for the costs and expenses noted above including the Fund’s allocable portion of compensation of the Administrator’s personnel, subject to the limitations described in the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. The Administrator intends to hire a sub-administrator to assist in the provision of administrative services. The sub-administrator will receive compensation for its sub-administrative services under a sub-administration agreement.

The amount of the reimbursement payable to the Administrator will be the lesser of (1) the Administrator’s actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. We will not reimburse the Administrator for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of the Administrator. The Administrator will not charge the Fund any fees for its services as Administrator.

Certain Terms of the Advisory Agreement, the Sub-Advisory Agreement and the Administration Agreement

Each of the Advisory Agreement, the Sub-Advisory and the Administration Agreement has been approved by the Board. Unless earlier terminated as described below, each of the Advisory Agreement, the Sub-Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the Independent Trustees. We may terminate the Advisory Agreement upon 60 days’ written notice, and the Administration Agreement upon 120 days’ written notice, without payment of any penalty. The Adviser (on behalf of the Fund) may terminate the Sub-Advisory Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate any of these agreements may be made by a majority of the Board or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Advisory Agreement upon 120 days’ written notice, AB High Yield may terminate the Sub-Advisory Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 120 days’ written notice. The Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment.

AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Fund in connection with the matters to which the Advisory Agreement, the Sub-Advisory Agreement and Administration Agreement, respectively, relate, provided that each of AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield shall not be protected against any liability to the Fund or its shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). Each of the Advisory Agreement, the Sub-Advisory Agreement and the Administration Agreement provide that, absent disabling conduct, each of AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Advisory Agreement, AB High Yield services under the Sub-Advisory Agreement and the Administrator’s services under the Administration Agreement or otherwise as adviser, sub-adviser or administrator for us. AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by AB-PCI (in its capacity as the Adviser and the Administrator) or AB High Yield in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where AB-PCI (in its capacity as the Adviser and the Administrator) or AB High Yield had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) the Indemnified Party was acting on our behalf or performing services for us; (3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is AB-PCI (in its capacity as the Adviser and the Administrator) or AB High Yield, as applicable, an affiliate of the AB-PCI or AB High Yield or one of our officers; and (4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

Payment of Our Expenses Under the Investment Advisory and Administration Agreements

Except as specifically provided below, all investment professionals and staff of the Adviser and AB High Yield, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits of such personnel allocable to such services, will be provided and paid for by the Adviser and AB High Yield. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:

1.	investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Advisory Agreement;

2.

the Fund’s allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of the Administrator or any of its affiliates, subject to the limitations described in “Advisory and Administration Agreement—Administration Agreement”; and

3.	all other expenses of the Fund’s operations and transactions, including those listed in “Plan of Operation—Expenses.”

From time to time, each of AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield or its affiliates may pay third-party providers of goods or services. We will reimburse each of AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield or such affiliates thereof for any such amounts paid on our behalf. From time to time, the AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield and may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.

Costs and expenses of AB-PCI (in its capacity as the Adviser and the Administrator) and AB High Yield that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.

Board Approval of the Advisory Agreement

Our Board, including our Independent Trustees, approved the Advisory Agreement at a meeting held on [_], 2023. In reaching a decision to approve the Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Fund by the Adviser;

•	the proposed investment advisory fee rates to be paid by the Fund to the Adviser;

•	the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•	our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;

•	information about the services to be performed and the personnel who would be performing such services under the Advisory Agreement; and

•	the organizational capability and financial condition of the Adviser and its affiliates.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the non-interested Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Advisory Agreement as being in the best interests of our shareholders.

Board Approval of the Sub-Advisory Agreement

Our Board, including our Independent Trustees, approved the Sub-Advisory Agreement at a meeting held on [     ], 2023. In reaching a decision to approve the Sub-Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services to be provided to the Fund by AB High Yield;

•	the investment performance of individuals affiliated with the Fund and AB High Yield;

•	comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives;

•	the Fund’s projected operating expenses and expense ratio compared to BDCs with similar investment objectives;

•	any existing and potential sources of indirect income to AB High Yield from its relationships with the Fund and the profitability of those relationships;

•	information about the services to be performed and the personnel who would be performing such services under the Sub-Advisory Agreement;

•	the organizational capability and financial condition of AB High Yield and its affiliates; and

•	the possibility of obtaining similar services from other third-party service providers or through an internally managed structure.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the Independent Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Sub-Advisory Agreement as being in the best interests of our shareholders. The Adviser and AB High Yield entered into the Sub-Advisory Agreement on [     ], 2023. The Board will oversee and monitor the investment performance of AB High Yield.

Prohibited Activities

Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust prohibits the following activities among us, the Adviser and its affiliates:

•

We may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•

The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not lease assets to the Adviser or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

•

We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust or unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC;

•	We may not acquire assets in exchange for our Common Shares;

•

We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	The Adviser may not charge duplicate fees to us; and

•	The Adviser may not provide financing to us with a term in excess of 12 months.

In addition, in the Advisory Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.

Compliance with the Omnibus Guidelines Published by NASAA

Rebates, Kickbacks and Reciprocal Arrangements

Our Declaration of Trust prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Advisory Agreement.

Commingling

The Adviser may not permit our funds to be commingled with the funds of any other entity.

CONFLICTS OF INTEREST

The following inherent or potential conflicts of interest should be considered by prospective investors before subscribing for the Common Shares.

General

AB-PCI (which for purposes of this “Conflicts of Interest” section shall mean, collectively, AB-PCI, its affiliates (including, for the avoidance of doubt, AllianceBernstein, L.P.), and their respective partners, members, managers, directors, officers, employees or agents) engages in a broad spectrum of activities including, among other things, financial advisory services, investment management, broker-dealer activity and research publication. AB-PCI or accounts managed by it may also perform or seek to perform banking, credit or other financial services for accounts managed by AB-PCI or others. These relationships may pose a number of actual and potential conflicts of interest between AB-PCI, on the one hand, and the Fund, on the other. While conflicts of interest are inherent to the relationships among AB-PCI and its affiliates, merely because an actual or potential conflict of interest exists does not necessarily mean that it will be acted upon to the detriment of the Fund. The following briefly summarizes some of these conflicts of interest, but is not intended to be an exclusive list of all such conflicts of interest and additional conflicts of interest may arise that are not presently known or are not presently anticipated by AB-PCI. When a conflict of interest arises, AB-PCI will endeavor to ensure that the conflict is resolved fairly. Dealing with conflicts of interest is complex and difficult, and new and different types of conflicts may subsequently arise. There can be no assurance that AB-PCI will be able to resolve all conflicts of interest in a manner that is favorable to the Fund. By acquiring Common Shares, each Shareholder will be deemed to have acknowledged the existence of actual and potential conflicts of interest and to have waived any claim with respect to the existence of any such conflict of interest.

As a registered investment adviser under the Advisers Act, AB-PCI is required to file Part 1A and Part 2A of the Form ADV with the SEC. Form ADV contains information about assets under management, types of fee arrangements, types of investments, potential conflicts of interest, and other relevant information regarding AB-PCI. A copy of Part 1A and Part 2A of AB-PCI’s Form ADV is available on the SEC website (www.adviserinfo.sec.gov). Prospective investors are urged to consult AB-PCI’s Form ADV for additional conflicts disclosure.

Monetary Benefits

AB-PCI has a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that results to it or its affiliates from the operation of the Fund, on the other hand. For example, AB-PCI’s incentive fee creates an incentive for the Adviser to recommend more speculative investments for the Fund than it would otherwise in the absence of such performance-based compensation. AB-PCI may also be incentivized not to permanently write down or write off or dispose of an investment that has poor prospects for improvement in order to receive ongoing management fees in respect of such investment and to avoid reductions in potential incentive fees if such asset appreciates in the future. In addition, the method of calculating the incentive fee payments may result in conflicts of interest between AB-PCI, on the one hand, and the Fund investors, on the other hand, with respect to the management and disposition of investments.

Other Accounts

AB-PCI or its affiliates currently manage and may in the future manage and advise other investment accounts and/or vehicles (including but not limited to those managed on behalf of AB-PCI’s affiliates) (collectively “Other Accounts”, and together with the Fund, the “Accounts” and each, an “Account”), which may have similar or overlapping investment objectives, in whole or in part, to those of the Fund. The Fund has received an exemptive order from the SEC that permits it to co-invest with certain other persons, including certain affiliated accounts managed and controlled by AB-PCI. Subject to the 1940 Act and the conditions of the co-investment order issued by the SEC, the Fund may, in certain circumstances, invest with or otherwise participate alongside such Other Accounts on a basis that AB-PCI considers fair, reasonable and equitable. Not all investments which are consistent with the Fund’s investment objectives will necessarily be presented to the Fund. In addition, in some instances, investments of the Fund may be made available to and shared with Other Accounts (including but not limited to those managed for the benefit of AB-PCI’s affiliates) or third-party co-investors. Certain Other Accounts have or will have substantially the same investment objective as the Fund and investment opportunities are expected to be allocated between these Other Accounts and the Fund on a basis that AB-PCI believes in good faith to be fair and reasonable.

Under circumstances where the Fund may invest in financial instruments in which an Other Account has already invested or is expected to invest, there can be no assurance that the Other Accounts will invest on the same terms, and invest and divest at the same time, as the Fund and no assurance can be made that such conflicts will not materialize. In addition, there may be certain situations where the Fund and an Other Account make separate investments in the same issuer, in which case the terms of the Fund’s investment, including the type of security purchased, may be different from the terms of such Other Account’s investment or the type of security that the Other Account purchases (or the level at which the investment is made in an issuer’s capital structure). Conflicts could arise after an Other Account on the one hand, and the Fund on the other hand, make separate investments in the same financial instrument with respect to the manner and timing of the Fund’s exit from the investment compared to such Other Account’s exit. Furthermore, to the extent that the Fund holds a security that is different (or more or less senior) than those held by such Other Accounts, AB-PCI may be presented with decisions involving circumstances where the investments of such Other Accounts are in conflict or competition with those of the Fund, particularly where an investment becomes distressed. In that regard, actions may be taken for the Other Accounts that are adverse to the Fund. In addition, it is possible that in a bankruptcy proceeding the interest of the Fund may be subordinated or otherwise adversely affected by virtue of the involvement and actions of such Other Accounts with respect to such investment. Furthermore, AB-PCI may elect to serve on equity holders’ committees, creditors’ committees or other groups to ensure preservation or enhancement of the Fund’s and/or the Other Accounts’ as equity holders or creditors. As a member of any such committee or group, AB-PCI may owe certain obligations generally to all parties similarly situated that the committee represents, which may create conflicts with the duties AB-PCI owes to the Fund.

Other Accounts managed by AB-PCI (including but not limited to those managed on behalf of AB-PCI’s affiliates) have, and may in the future have, investment objectives similar, in part, to or overlapping with those of the Fund, or that may conflict with those of the Fund. Such conflicts could affect the prices and availability of investments in which the Fund invests. There may be circumstances where investments that are consistent with the Fund’s investment objectives may be required or permitted to be made by or shared with such Other Accounts. The Fund may be prohibited (due to, for example, priority or exclusivity rights granted to other investment funds or regulatory limitations) from pursuing certain investment opportunities and may find that its ability to participate in any particular opportunity may be limited. Where participation in specific investment opportunities may be appropriate for both the Fund and Other Accounts, certain investment opportunities may exist when both the Fund and Other Accounts invest together that may not exist if they do not (e.g., investment opportunities that require larger investment commitments). It should also be noted that Other Accounts (including but not limited to those managed on behalf of AB-PCI’s affiliates) may have different time horizons and/or investment periods which could result in portfolio construction, liquidation timeframes and performance attributes. Even if an Other Account has investment objectives, programs or strategies that are similar to those of the Fund, AB-PCI may give advice or take action with respect to the investments held by, and transactions of, the Other Accounts that may differ from the advice given or the timing or nature of any action taken with respect to the investments held by, and transactions of, the Fund for a variety of reasons, including differences between the investment strategy, financing terms, regulatory treatment and tax treatment of the Other Accounts and the Fund. As a result, the Fund and an Other Account may have substantially different portfolios and investment returns. Conflicts of interest may also arise when AB-PCI makes decisions on behalf of the Fund with respect to matters where the interests of AB-PCI or one or more Other Accounts differs from the interests of the Fund.

The Fund may purchase securities issued by one or more Other Accounts that are registered funds or BDCs, which are managed by, sponsored by or affiliated with AB-PCI. It is expected that the Fund would be subject to the same terms and conditions as other market participants. In connection with such transactions, AB-PCI and its affiliates will act in a fair and equitable manner to the Fund. AB-PCI may receive a fee or receive incentive compensation for acting as manager of such Other Accounts. Investments in such Other Accounts may also provide additional tangible and intangible benefits to AB-PCI.

Administration of the Fund

The Administrator and its affiliates provide, or oversee the provision of, administrative resources to the Fund, rather than engaging or relying on a third party administrator to perform such services. The resources provided by the Administrator and its affiliates to the Fund include shared resources among the Fund and Other Accounts. The costs for providing these services are not included in the management fee under the Advisory Agreement. The Fund is responsible for paying its allocable share of such expenses. The Administrator takes into account a variety of considerations when allocating such expenses, both between the Administrator/its affiliates, on the one hand, and the Fund and Other Accounts on the other, and between and among the Fund and Other Accounts. The Administrator seeks to allocate expenses using fair and reasonable methodologies. The Administrator also reserves the right to charge the Fund a reduced rate for these services, or to reduce or waive such charges entirely, subject to the 1940 Act. The Administrator’s ability to determine the reimbursement obligation from the Fund creates a conflict of interest. The Administrator addresses this conflict by reviewing its fund administration costs to ensure that it is comparable and fair with regard to equivalent services performed by a non-affiliated third party at a rate negotiated on an arm’s length basis. The Board periodically reviews the reimbursement obligation.

Devotion of Time; Other Investment Accounts/Vehicles

AB-PCI and personnel will devote as much of their time to the activities of the Fund as they deem necessary and appropriate. AB-PCI and personnel will not be restricted from forming Other Accounts, from entering into other investment advisory relationships or from engaging in other business activities, even if such activities are, or may be, in competition with the Fund and/or involve substantial time and resources of AB-PCI or personnel. We believe our Trustees, officers and AB-PCI personnel will devote a sufficient amount of time to our business to fulfill their responsibilities to us. In fact, AB-PCI currently provides investment advisory services to Other Accounts with significantly more assets than the Fund is expected to have in the reasonably foreseeable future. These activities could be viewed as creating a conflict of interest in that the time and effort of AB-PCI and personnel will not be devoted exclusively to the business of the Fund but will be allocated between the business of the Fund and the management of Other Accounts and businesses. AB-PCI may have conflicts of interest in allocating its time and activities between the Fund and the Other Accounts, in allocating investments among the Fund and the Other Accounts and in effecting transactions between the Fund and the Other Accounts, including ones in which AB-PCI or its affiliates may have a greater financial interest.

Liquidation of Assets of Other Accounts and Other Classes

AB-PCI and its affiliates provide investment management services to Other Accounts (including managed accounts and investment funds formed for a single investor or group of affiliated investors (each such fund, a “Fund of One”) that have investment objectives, programs or strategies that are similar to those of the Fund, which could result in significant overlapping positions among the Fund and such Other Accounts. In addition, such Other Accounts may have different or additional terms than those of the Common Shares described in this prospectus, including different fees, information rights and liquidity rights (including the right to wind down and terminate a managed account or Fund of One without cause). Additional information may affect an investor’s decision to invest additional capital in, to remain invested in, to withdraw from or to terminate an Other Account. Any such withdrawals or terminations could cause any such Other Account to liquidate its positions ahead of the Fund, which may have an adverse effect on the Fund and the Shareholders’ investments therein. Similarly, to the extent that the Fund establishes classes of Common Shares or preferred shares with different liquidity rights, certain Shareholders may be able to act on information before any Shareholder that has less frequent liquidity rights.

Declining an Investment

AB-PCI may decline an investment opportunity on behalf of the Fund to the extent the AB-PCI determines, in its discretion, that such investment may (a) have reputational considerations for the Fund investors, AB-PCI or the Fund, (b) implicate considerations under AB-PCI’s or a Fund investor’s environmental, social and corporate governance policy, (c) to AB-PCI’s knowledge, have been the subject of concern or controversy among financial institutions, institutional investors or the public or (d) give rise to other similar considerations. In certain cases, such an investment may be allocated to Other Accounts that have consented to the investment or do not, in AB-PCI’s discretion, have such considerations, in lieu of the investment being allocated to the Fund.

Use of Models, Software and Systems

It is anticipated that AB-PCI’s investment teams will develop numerous quantitative models and software for use by one or more investment teams for the benefit of any of the Accounts for which the investment teams manage assets. Similarly, trading and other systems (e.g., order management) developed by employees of AB-PCI may be used by any of AB-PCI’s investment teams, including investment teams that do not manage the Fund’s assets. The determination of how models and systems will be allocated among the Fund and the Other Accounts will be made on a fair and equitable basis, to the extent practical and in accordance with, among other factors, the Fund’s or Other Accounts’ applicable investment strategies, over a period of time.

Investments by the Employees of AB-PCI in the Fund and Other Accounts

The employees of AB-PCI can choose to personally invest, directly and/or indirectly, in the Fund. Such investors may be in possession of information relating to the Fund that is not available to other Shareholders and prospective Shareholders. The employees of AB-PCI are not required to keep any minimum investment in the Fund and may invest in Other Accounts. It is expected that, if such investments are made, the size and nature of these investments will change over time without notice to the Shareholders. Investments by the employees of AB-PCI in the Fund and/or Other Accounts could incentivize the employees of AB-PCI to increase or decrease the risk profile of the Fund.

Dealings within AB-PCI

Separate divisions within AB-PCI refer certain business and investment opportunities to each other, or otherwise enter into arrangements with each other that could result in fee sharing or other forms of compensation. For example, financial advisers employed by AB-PCI may receive a portion of the investment management fee for originating commitments to the Fund.

Policies and Procedures of AB-PCI

AB-PCI has implemented specified policies and procedures to mitigate potential conflicts of interest and address regulatory requirements and contractual restrictions. Such policies and procedures may reduce the synergies across AB-PCI’s various businesses that the Fund expects to draw on for purposes of pursuing attractive investment opportunities. Because AB-PCI has a number of different asset management and advisory businesses, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and subject to more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of advisory business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, AB-PCI has implemented certain information-sharing policies and procedures (e.g., information walls) that may reduce the positive synergies that the Fund expects to utilize for purposes of finding attractive investments.

Although the Fund plans to leverage AB-PCI’s resources and AB’s global resources to help source, diligence, underwrite and manage the Fund’s portfolio securities, AB-PCI’s information-sharing policies and procedures, as well as certain regulatory and contractual constraints, could significantly limit the Fund’s ability to do so. For example, from time to time, other groups within AB-PCI or its affiliates may be in possession of material non-public information with respect to the Fund’s investments or potential investments and, as a result, such other groups are restricted by AB-PCI’s information sharing policies and procedures or by law or contract from sharing such information, even where the disclosure of such information would be in the best interests of the Fund, and the disclosure of which would otherwise influence the decisions taken by AB-PCI with respect to such investments or potential investments. Accordingly, as a result of such restrictions, the investment activities of AB-PCI’s other groups may differ from, or be inconsistent with, the interests of and activities which are undertaken for the account of the Fund, and there can be no assurance that the Fund will be able to fully leverage the resources and expertise of AB-PCI’s other businesses.

Other Activities of Management

AB-PCI personnel will work on other projects, including other investment funds and, therefore, conflicts may arise in the allocation of management resources. However, AB-PCI and its affiliates will devote such time as shall be reasonably necessary to conduct the business affairs of the Fund in an appropriate manner.

Additionally, members of the Fund’s investment team and other investment professionals of AB-PCI may serve as members of the boards of directors of various companies and may participate in other activities outside of AB-PCI. Conflicts may arise as a result of such activities. The possibility exists that the companies with which one or more of the members of the Fund’s investment team and/or other investment professionals of AB-PCI is involved could engage in transactions that would be suitable for the Fund, but in which the Fund might be unable to invest.

As part of its regular business, AB-PCI provides a broad range of asset management, advisory, research and other services. In addition, AB-PCI may provide services in the future beyond those currently provided. Shareholders will not receive a benefit from any fees received in connection with such services.

AB-PCI has long-term relationships with a significant number of institutions and their senior management. In determining whether to invest in a particular transaction on behalf of the Fund, AB-PCI will consider those relationships, which may result in certain transactions that AB-PCI will not undertake on behalf of the Fund in view of such relationships. Therefore, there can be no assurance that all potentially suitable investment opportunities that come to the attention of AB-PCI will be made available to the Fund. The Fund may also co-invest with such clients of AB-PCI in particular investment opportunities and the relationship with such clients could influence the decisions made by AB-PCI with respect to such investments. See also “Devotion of Time; Other Investment Accounts/Vehicles” above.

Other Investing and Research Activities

AB-PCI and its affiliates conduct a variety of asset management activities, including sponsoring investment funds registered and regulated under the 1940 Act. Such activities include managing assets of pension funds which are subject to federal pension law and its regulations and management of separate accounts for institutional clients. These activities may present conflicts of interest if the Fund pursues an investment in or transaction involving a company in which AB-PCI’s asset management clients and investment companies have previously invested or a company in which an entity in which AB-PCI’s asset management clients or investment companies have previously invested has an interest. AB-PCI may also acquire confidential information and may enter into confidentiality and/or “standstill agreements” when assessing investment opportunities. These activities could prevent the Fund from disposing of (or acquiring additional interests in) such investment opportunities, potentially for an extended period and could result in the Fund disposing of an investment at a price that is lower than the price which it could have obtained if it were not subject to such restriction. In addition, certain of AB-PCI’s asset management clients and investment companies and AB-PCI and its affiliates may invest in securities of publicly traded companies that are actual or potential investments of the Fund. The trading activities of such asset management clients and investment companies may differ from or be inconsistent with activities undertaken for the account of the Fund in such securities or related securities. In addition, the trading activities of AB-PCI and its clients in publicly traded securities and the research recommendations of AB-PCI with respect to publicly traded securities may differ from, or be inconsistent with, the interests of and activities which are undertaken for the account of the Fund in such securities or related securities. For example, the Fund may dispose of securities at a time when AB-PCI’s research is recommending a purchase of such securities. AB-PCI intends to make its own independent determination with respect to the investment activities of the Fund.

Diverse Shareholder Group

The Shareholders may have conflicting investment, tax and other interests with respect to their investments in the Fund and with respect to the interests of investors in other investment vehicles or accounts managed or advised by AB-PCI that may participate in the same investments as the Fund. The conflicting interests of Shareholders with respect to other Shareholders and relative to investors in other investment vehicles or accounts may relate to or arise from, among other things, the nature of investments made by the Fund and such other vehicles or accounts, the structuring or the acquisition of investments and the timing of disposition of investments by the Fund and such other vehicles or accounts. As a consequence, conflicts of interest may arise in connection with the decisions made by AB-PCI, including with respect to the nature or structuring of investments that may be more beneficial for one investor than for another investor, especially with respect to investors’ individual tax situations. In addition, the Fund may make investments that may have a negative impact in related investments made by the Shareholders in separate transactions. In selecting and structuring portfolio securities, AB-PCI will consider the Fund’s investment and tax objectives and its Shareholders (and those of investors in other investment vehicles or accounts managed or advised by AB-PCI) as a whole, not the investment, tax or other objectives of any Shareholder individually.

Valuation of Assets

Certain securities and other assets in which the Fund will directly or indirectly invest, including secured loan investments, are not expected to have a readily ascertainable market value and will be valued by AB-PCI in accordance with its established valuation policies. Such securities and other assets will constitute a substantial portion of the Fund’s investments. In addition, when AB-PCI determines that the market price does not fairly represent the value of an investment, AB-PCI will recommend a fair value for such investment to the Fund’s Board. AB-PCI has a conflict of interest in recommending such valuations, as avoiding writing down the value of assets or writing off assets that are not readily marketable or difficult to value may cause it to receive higher management fees.

Conflicts with Portfolio Companies

In certain instances, members of the Investment Team and officers and employees of AB-PCI may serve as board members of certain portfolio companies and, in that capacity, will be required to make decisions that they consider to be in the best interests of the portfolio company. In certain circumstances, such as in situations involving bankruptcy or near insolvency of the portfolio company, actions that may be in the best interests of the portfolio company may not be in the best interests of the Fund, and vice versa. Accordingly, in these situations, there may be conflicts of interest between an individual’s duties as a member of the Investment Team or officer or employee of AB-PCI and such individual’s duties as a board member of the portfolio company. Additionally, AB-PCI or affiliates of AB-PCI may enter into transactions with a portfolio company (for example, a property lease), which may create a conflict of interest. While it is generally expected that any such transaction would be on arm’s length terms, it is possible that the portfolio company may pay higher fees or receive fewer benefits in the transaction than it would if the counterparty to the transaction were a third party.

Allocation of Revolver, Delayed-Draw Investment or Line of Credit Obligations

The Fund generally expects to participate in one or more investments that are structured as “revolvers”, “delayed-draws” or “lines of credit” with funding obligations that extend past the initial date of investment. Later funding obligations related to such investments may not be allocated pro rata among all the investors who participated in the initial funding of an investment. In particular, the Fund may participate in the initial funding of an investment, but may not participate in later-arising funding obligations (i.e., the revolver, delayed-draw or line of credit portions) related to such investment, including because of capacity limitations that an investment vehicle may have for making new revolver, delayed-draw investments or lines of credit or because AB-PCI forms a new investment fund focused on investing in revolvers, delayed-draw investments and/or lines of credit. As a result, the Fund may be allocated a smaller or larger portion of revolver, delayed-draw investments or lines of credit than other investors participating in the loan (or may not be allocated any portion). See “—Risks Associated with Revolver, Delayed-Draw and Line of Credit Investments” above. Fund investors that participate in the initial funding of an investment may receive certain economic benefits in connection with such initial funding, such as original issue discount, closing payments, or commitment fees and these benefits are expected to be allocated based on participation in the initial funding, regardless of participation in future funding obligations. In addition, where the Fund and any other participating investors have not participated in each funding of an investment on a pro rata basis, conflicts of interest may arise between the Fund and the other investors as the interests of the Fund and the other investors may not be completely aligned with respect to such investment. In that regard, the revolver, delayed draw or line of credit portion of an investment may be senior to the investment in the portfolio company made by the Fund, and as a result, the interests of the Fund may not be aligned with other participating investors.

Joint Ventures

The Fund or AB-PCI may partner with one or more unaffiliated banks or other financial institutions to make particular investments or types of investments, with, in some instances, such partners having senior exposure to the investment program and the Fund and Other Accounts participating in the junior exposure or vice versa. In doing so, AB-PCI would seek to benefit from the larger combined capital base of working with a partner, as well as such partner’s sourcing channels and expertise. In addition, the Fund may be an initial economic participant in such an investment program or may join the investment program after it has made investments. As a result, the Fund may or may not share in the returns of the investments that have already been originated and, accordingly the returns realized by the Fund investors may differ from the returns realized by other participants of such investment program.

The structure of this type of investment program will vary and will be determined on a case-by-case basis in order to accommodate the nature of the arrangements, applicable bank and other regulatory restrictions, particular considerations applicable to the funds and accounts participating in the investment program, tax considerations, and other factors. For example, the investment program may be structured so that the Fund purchases debt of a holding company (the “AB-PCI JV Participant”) and the AB-PCI JV Participant then participates in the joint venture or the investments sourced through the joint venture. In such a situation, the equity of the AB-PCI JV Participant is expected to be held by Other AB Investors. As a result, conflicts of interest may arise between the Fund (as debt holders of the AB-PCI JV Participant) and the Other AB Investors participating in the investment program (as equity holders of the AB-PCI JV Participant). These conflicts of interest would be magnified in the event of any default, bankruptcy or similar event of financial distress with respect to the AB-PCI JV Participant. Further, the returns realized by the Fund are likely to differ from the returns realized by the Other AB Investors participating in the investment program. In such a structure, the Fund as a debt holder will have more enhanced downside protection than the Other AB Investors but will not benefit from all of the upside from the underlying investments, whereas the Other AB Investors, while being subject to a greater risk of loss, will also benefit from greater upside than the Fund.

The Fund’s joint venture partner may be a regulated banking entity, and the joint venture vehicle may be subject to bank regulation as a result of the bank’s ownership interest therein. As a result, there is a risk that the joint venture could be subject to bank regulatory audit and review, as well as potential fines or other enforcement actions that the Fund, acting on its own, would not otherwise be subject to. While the bank joint venture partner would be expected to assume some of these liabilities directly, the Fund would nevertheless have some exposure, potentially in respect of larger liabilities. Such liabilities could be significant. Furthermore, the activities of the joint venture may be restricted because of regulatory requirements applicable to the bank or its internal policies designed to comply with, limit the applicability of, or that otherwise relate to such requirements.

AB-PCI believes that any such joint venture will be structured in a manner that would not cause a violation of applicable banking laws and regulations. However, it is possible that future changes or clarifications in statutes, regulations or interpretations concerning the permissible activities of bank holding companies, as well as further judicial or administrative decisions and interpretations of present or future statutes or regulations could restrict (or possibly prevent) the banking partner from continuing to participate in the joint venture in the manner originally contemplated. In such event, AB-PCI and the applicable banking partner may agree to alter or restrict the investment program or may elect to terminate the investment program altogether. Any such restructuring or termination may adversely affect the returns realized by the Fund in connection with its participation in the investment program.

AB-PCI Has Different Compensation Arrangements with Other Accounts

AB-PCI is subject to a conflict of interest because varying compensation arrangements among the Fund and Other Accounts could incentivize AB-PCI to manage the Fund and such Other Accounts differently. These and other differences will make the Fund more or less profitable to AB-PCI than certain Other Accounts.

Selection of Broker-Dealers and Counterparties

AB-PCI is subject to conflicts relating to its selection of brokers, dealers and counterparties on behalf of the Fund. Portfolio transactions for the Fund will be allocated to brokers, dealers and counterparties on the basis of numerous factors and not necessarily lowest pricing. Brokers, dealers and counterparties often provide other services that are beneficial to AB-PCI or Other Accounts, but not necessarily beneficial to the Fund.

Service Providers

Conflicts of interest may arise from the fact that any “Service Provider” or any affiliate of a Service Provider may provide services to, or have business, financial, personal or other relations with (i) other private funds with investment programs similar to that of the Fund or (ii) AB-PCI. Any Service Provider or any affiliate of a Service Provider may be an investor in the Fund, a source of investment opportunities or a commercial counterparty or entity in which AB-PCI has an investment.

It is customary for a Service Provider to charge different rates or have different terms for different types of services. Based on the types of services used by AB-PCI and its affiliates as compared to the types of services used by the Fund and the terms of such services, a Service Provider may enter into an arrangement with AB-PCI that provides for more favorable rates or terms than an arrangement with the Fund.

ERISA

If the assets of the Fund or a subscription account or a withdrawal account, as applicable, are treated as “plan assets” for purposes of ERISA, any conflicts of interest will be addressed in a manner that complies with ERISA.

Additional Potential Conflicts

The officers, directors, members, managers and employees of AB-PCI may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law or otherwise determined from time to time by AB-PCI. In addition, as a consequence of AB-PCI’s affiliate, AB’s, status as a public company, the officers, directors, members, managers and employees of AB-PCI may take into account certain considerations and other factors in connection with the management of the business and affairs of the Fund and its affiliates that would not necessarily be taken into account if AB-PCI were not a public company.

AB High Yield

AB High Yield manages our broadly syndicated loan and other liquid investments pursuant to the Sub-Advisory Agreement. AB High Yield may serve as managing member, adviser or sub-adviser to one or more affiliated private funds or other pooled investment vehicles. Investment professionals associated with AB High Yield are actively involved in other investment activities not concerning the Fund and will not devote all of their professional time to the affairs of the Fund. For example, AB High Yield may compete with other affiliates and Other Accounts for investments for the Fund, subjecting AB High Yield to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund’s behalf. In the event that a conflict of interest arises, AB High Yield will endeavor, so far as it is able, to ensure that such conflict is resolved in a manner consistent with applicable law and its internal policies. There can be no assurance that AB High Yield will resolve all conflicts of interest in a manner that is favorable to the Fund and any such conflicts of interest could have a material adverse effect on the Fund.

POTENTIAL INVESTORS SHOULD READ THIS PROSPECTUS, THE SUBSCRIPTION MATERIALS AND THE TRUST AGREEMENT IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO INVEST IN THE FUND.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of [     ], 2023, information with respect to the beneficial ownership of our Common Shares at the time of the satisfaction of the minimum offering requirement by:

•	each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;

•	each of our Trustees and each executive officers; and

•	all of our Trustees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

Common Shares Beneficially Owned
Name and Address	Number	Percentage
Interested Trustees
J. Brent Humphries	—	—
Matthew Bass	—	—
Independent Trustees(1)
John G. Jordan	—	—
Richard S. Pontin	—	—
Terry Sebastian	—	—
Executive Officers who are not Trustees(1)
Wesley Raper	—	—
Jennifer Friedland	—	—
Neal Kalechofsky	—	—
Other
AB Private Credit Investors LLC(2)	100	100%
All officers and Trustees as a group (10 persons)	—	—

*	Less than 1%.
(1)	The address for all of the Fund’s officers and Trustees is AB Private Lending Fund, c/o AB Private Credit Investors LLC, 405 Colorado Street, Suite 1500, Austin, TX 78701.
(2)	The address for AB Private Credit Investors LLC is 405 Colorado Street, Suite 1500, Austin, TX 78701.

The following table sets forth the dollar range of our equity securities as of [     ], 2023.

Name and Address	Dollar Range of Equity Securities in Fund(1)(2)
Interested Trustees
J. Brent Humphries	—
Matthew Bass	—
Independent Trustees(1)
John G. Jordan	—
Richard S. Pontin	—
Terry Sebastian	—

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equities securities expected to be beneficially owned by our Trustees is based on the initial public offering price of $25.00 per share.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

DISTRIBUTIONS

We expect to pay regular monthly distributions commencing with the first full calendar quarter after the escrow period concludes. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board’s discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% of investment company taxable income. See “Description of our Common Shares” and “Certain U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class S shares, Class D shares and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares and Class I shares, and distributions on Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares), and we are required to pay higher ongoing shareholder servicing fees with respect to Class D shares (compared to Class I shares).

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, or return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. The use of borrowings to pay distributions is subject to our Declaration of Trust and Section VI.K. of the Omnibus Guidelines. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

From time to time, we may also pay special interim distributions in the form of cash or Common Shares at the discretion of our Board.

We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods. See “Advisory Agreement, Sub-Advisory Agreement and Administration Agreement.”

Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

For a period of time following commencement of this offering, which time period may be significant, we expect substantial portions of our distributions may be funded indirectly through the reimbursement of certain expenses by the Adviser and its affiliates that are subject to conditional reimbursement by us within three years. Any such distributions funded through expense reimbursements are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or its affiliates continues to advance such expenses. Our future reimbursement of amounts advanced by the Adviser and its affiliates will reduce the distributions that you would otherwise receive in the future. Other than as set forth in this prospectus, the Adviser and its affiliates have no obligation to advance expenses.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our investment company taxable income (net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses), if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Subchapter M. If a RIC makes a spillback dividend, the amounts will be included in a shareholder’s gross income for the year in which the spillback dividend is paid.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. See “Certain U.S. Federal Income Tax Considerations.”

If we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We have adopted a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional Common Shares. See “Distribution Reinvestment Plan.”

DESCRIPTION OF OUR COMMON SHARES

The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.

General

The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which [ ] shares were outstanding as of [     ], 2023, and an unlimited number of shares of preferred shares, par value $[0.01] per share. The Declaration of Trust provides that the Board may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.

None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.

Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of [ ], 2023
Class S	Unlimited	—	—
Class D	Unlimited	—	—
Class I	Unlimited	—	[ ]

Common Shares

Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board and declared by us out of funds legally available therefore. Except as may be provided by our Board in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees. Pursuant to our Declaration of Trust, our Board may amend the bylaws to alter the vote required to elect Trustees.

Class S Shares

Neither the Fund nor the Managing Dealer will charge upfront selling commissions for sales of any Class S shares; however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares.

We pay the Managing Dealer selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

In addition to the above payments, the Adviser may make payments from its management fee revenue, past profits, or other resources to the Managing Dealer in connection with providing services intended to result in the sale of Class S shares and/or shareholder support services. The Adviser, directly or through the Managing Dealer or one or more affiliates, may pay significant amounts to intermediaries that provide those services.

Class D Shares

Neither the Fund nor the Managing Dealer will charge upfront selling commissions for sales of any Class D shares; however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 1.5% cap on NAV for Class D shares.

We pay the Managing Dealer selling commissions over time as a shareholder servicing fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of all our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The shareholder servicing fees are paid monthly in arrears. The Managing Dealer reallows (pays) all or a portion of the shareholder servicing fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing fees to the extent a broker is not eligible to receive it for failure to provide such services.

Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to

Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/ brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus.

In addition to the above payments, the Adviser may make payments from its management fee revenue, past profits, or other resources to the Managing Dealer in connection with providing services intended to result in the sale of Class D shares and/or shareholder support services. The Adviser, directly or through the Managing Dealer or one or more affiliates, may pay significant amounts to intermediaries that provide those services.

Class I Shares

Neither the Fund nor the Managing Dealer will charge upfront selling commissions or shareholder servicing and/or distribution fees for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I Shares. However, the Adviser may make payments from its management fee revenue, past profits, or other resources to the Managing Dealer in connection with providing services intended to result in the sale of Class S shares and/or shareholder support services. The Adviser, directly or through the Managing Dealer or one or more affiliates, may pay significant amounts to intermediaries that provide those services.

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S shares or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles.

Other Terms of Common Shares

We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, as required by exemptive relief that allows us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S shares or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

Preferred Shares

This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future, including within the first year after the effective date of this prospectus. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.

Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.

The issuance of any preferred shares must be approved by a majority of our Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an Independent Trustee), officer, employee, controlling person or agent of the Fund, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an Independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.

In addition, the Declaration of Trust permits the Fund to advance reasonable expenses to an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Fund’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Fund and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Fund, together with the applicable legal rate of interest thereon, if it is ultimately determined that the standard of conduct was not met.

Delaware Law and Certain Declaration of Trust Provisions

Organization and Duration

We were formed in Delaware on June 8, 2023, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.

Purpose

Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Sales and Leases to the Fund

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable and fair to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, the Adviser may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA.

Sales and Leases to our Adviser, Trustees or Affiliates

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.

Loans

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.

Commissions on Financing, Refinancing or Reinvestment

Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.

Lending Practices

Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges.

Number of Trustees; Vacancies; Removal

Our Declaration of Trust provides that the number of Trustees will be set by our Board in accordance with our bylaws. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than three. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Independent Trustees will nominate replacements for any vacancies among the Independent Trustees’ positions.

Our Declaration of Trust provides that a Trustee may be removed (i) for cause by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an interested person, a majority of the remaining Trustees that are not interested persons); or (ii) with or without cause upon a vote by the holders of more than 50% of the outstanding shares entitled to vote.

We have a total of five members of our Board, three of whom are Independent Trustees. Our Declaration of Trust provides that a majority of our Board must be Independent Trustees except for a period of up to 60 days after the death, removal or resignation of an Independent Trustee pending the election of his or her successor. Each Trustee will hold office until his or her successor is duly elected and qualified. While we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board will be divided into three classes of Trustees serving staggered terms of three years each.

Action by Shareholders

Our bylaws provide that shareholder action can be taken at an annual meeting of shareholders held to consider such matters as may appropriately come before such meeting at a special meeting of shareholders, or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. Under our Declaration of Trust and bylaws, the Fund holds annual meetings of shareholders to consider such matters as may appropriately come before such meeting. Special meetings of shareholders may be called in the manner provided in the bylaws, including by a majority of the Independent Trustees or the President, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our Declaration of Trust provides that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Fund to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting. Notice of any special meeting called by such shareholders will be sent to all shareholders within 10 days of the receipt of the written request and the special meeting will be held at the time and place specified in the shareholder request not less than 15 days nor more than 60 days after we are provided notice by such shareholders of the request for a special meeting; provided, however, that if no time or place is so specified in the shareholder request, at such time and place convenient to the shareholder. If there are no Trustees, the officers of the Fund will promptly call a special meeting of the shareholders entitled to vote for the election of successor Trustees. Any meeting may be adjourned and reconvened as the Board may determine or as otherwise provided in the bylaws. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.

With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) provided that the Board has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.

Our Declaration of Trust also provides that the following actions may be taken by the shareholders, without concurrence by our Board or the Adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:

•	modify the Declaration of Trust;

•	remove the Adviser or appoint a new investment adviser;

•	dissolve the Fund; or

•	sell all or substantially all of our assets other than in the ordinary course of business.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Our Adviser may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:

•	amend the Declaration of Trust;

•	amend the Advisory Agreement except for amendments that would not adversely affect the rights of our shareholders;

•

except as otherwise permitted under the Advisory Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;

•	appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Advisory Agreement and applicable law);

•	sell all or substantially all of our assets other than in the ordinary course of business; or

•	cause the merger or similar reorganization of the Fund.

Amendment of the Declaration of Trust and Bylaws

Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by (a) the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter and (b) the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter upon and following the occurrence of a listing of any class of our shares on a national securities exchange.

Our Declaration of Trust provides that our Board has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of Trustees, our Declaration of Trust provides that our Board may amend our Declaration of Trust without any vote of our shareholders.

Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution

The Board may, without the approval of holders of our outstanding shares, approve a merger, conversion, consolidation or other reorganization of the Fund, provided that the resulting entity is a business development company under the 1940 Act. The Fund will not permit the Adviser to cause any other form of merger or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote on the matter. The Fund may be dissolved at any time, without the approval of holders of our outstanding shares, upon affirmative vote by a majority of the Trustees.

Derivative Actions

No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. No shareholder may maintain a derivative action on behalf of the Fund unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. The requirement for ten percent (10%) of the outstanding shares to join in a derivative action does not apply to claims arising under the federal and state securities laws.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board to bring the subject action unless an effort to cause the Board to bring such an action is not likely to succeed; and a demand on the Board shall only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, is composed of Board who are not “Independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board shall be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisers in the event that the Board determine not to bring such action. For purposes of this paragraph, the Board may designate a committee of one or more Trustees to consider a shareholder demand.

Exclusive Delaware Jurisdiction

Each Trustee, each officer and each person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Fund, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board, or of officers or the Board to the Fund, to the shareholders or each other, (C) the rights or powers of, or restrictions on, the

Fund, the officers, the Board or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Fund pursuant to Section 3809 of the Delaware Statutory Trust Statute or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to the Fund (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. Nothing disclosed in this section will apply to any claims, suits, actions or proceedings asserting a claim brought under federal securities laws or state securities laws.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:

•	accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or

•	one of the following:

•	remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction:

•

which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in the charter, including rights with respect to the election and removal of Trustees, annual and special meetings, amendments to the charter and our dissolution;

•

which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

•

in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in the charter;

•	in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or

•

unless the organizational documents of the entity that would survive the roll-up transaction provide that neither its adviser nor its managing dealer may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.

Access to Records

Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Under the Delaware Statutory Trust Statute, our shareholders are entitled to inspect and copy the following corporate documents: (i) our charter; (ii) our bylaws; (iii) a current list of shareholders; and (iv) information regarding our business and financial condition. A shareholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our Board. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).

A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.

Reports to Shareholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within

120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at www.[     ].com and on the SEC’s website at www.sec.gov.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically. If you invest in our shares through a financial adviser or a financial intermediary, such as a broker-dealer, and such adviser or intermediary delivers all or a portion of the reports above, any election with respect to delivery you have made with such financial adviser or intermediary will govern how you receive such reports.

Conflict with the 1940 Act

Our Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DETERMINATION OF NET ASSET VALUE

We expect to determine our NAV for each class of shares each month as of the last day of each calendar month. The NAV per share for each class of shares is determined by dividing the value of total assets attributable to the class minus liabilities, including accrued fees and expenses, attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made.

We conduct the valuation of our investments, upon which our NAV is based, at all times consistent with GAAP and the 1940 Act. We value our investments in accordance with ASC 820, which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices or values derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Investments that are listed or traded on an exchange and are freely transferrable are valued at either the closing price (in the case of securities and futures) or the mean of the closing bid and offer (in the case of options) on the principal exchange on which the investment is listed or traded. Investments for which other market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, we will use these quotations to determine the value of our investments. We utilize mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. The Adviser obtains these market quotations from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment.

Where prices or inputs are not available, or, in the judgment of the Adviser, not reliable, valuation approaches based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or whose market prices are not readily available, as will be the case for a substantial portion of our investments, are valued at fair value as determined in good faith pursuant to procedures adopted by, and under the oversight of, the Board, based on, among other things, the input of the Adviser and independent third-party valuation firms engaged at the direction of the Board to review our investments. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity. Our Board may modify our valuation procedures from time to time.

With respect to the quarterly valuation of investments, we undertake a multi-step valuation process each quarter in connection with determining the fair value of our investments for which reliable market quotations are not readily available as of the last calendar day of each quarter, which includes, among other procedures, the following:

•

The valuation process begins with each loan being preliminarily valued by the Adviser’s Fair Value Committee in conjunction with the Adviser’s investment professionals responsible for each portfolio investment;

•

An independent valuation firm is engaged to prepare quarter-end valuations for the majority of investments, as determined by the Adviser. The independent valuation firm undertakes a full analysis of the investments and provides a range of values on such investments to the Adviser. The independent valuation firm also provides analyses to support their valuation methodology and calculations;

•	For investments not valued by an independent valuation firm, the Adviser will determine the valuation and the independent valuation firm will provide a positive assurance;

•	The Adviser’s Fair Value Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and to ensure the valuations are reasonable; and

•

The Audit Committee reviews the valuation recommendations made by the Adviser’s Fair Value Committee, including the independent valuation firms’ quarterly valuations, and once approved, recommends them for approval by the Board.

When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, the Adviser’s valuation team will prepare preliminary fair value estimates for each investment consistent with the methodologies set forth in the valuation policy. If an individual asset for which reliable market quotations are not readily available is known by the Adviser’s valuation team to have experienced a significant observable change24 since the most recent quarter end, an independent valuation firm may from time-to-time be asked by the Adviser’s valuation team to provide an independent fair value range for such asset. The independent valuation firm will provide a final range of values for each such investment to the Adviser’s Fair Value Committee, along with analyses to support its valuation methodology and calculations.

As part of the valuation process, we will take into account relevant factors in determining the fair value of our investments for which reliable market quotations are not readily available, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, generally based on an analysis of discounted cash flows, publicly traded comparable companies and comparable transactions, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, and (v) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Fair Value Committee or its delegates will consider whether the pricing indicated by the external event corroborates its valuation.

Our most recently determined NAV per share for each class of shares will be available on our website: www.[   ].com. We will report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month.

PLAN OF DISTRIBUTION

General

We are offering a maximum of $1,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through [AllianceBernstein Investments, Inc.], the Managing Dealer, a registered broker-dealer. Because this is a “best efforts” offering, the Managing Dealer must only use its best efforts to sell the shares, which means that no underwriter, broker or other person will be obligated to purchase any shares. The Managing Dealer is headquartered at 501 Commerce Street, Nashville, TN 37203. We are offering a minimum of $100,000,000. See “Escrow Arrangement.”

The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Managing Dealer nor the participating brokers intend to act as

[24]

A significant observable event generally refers to the material loss of physical assets, a payment default or payment deferral, a bankruptcy filing or a liquidity event relating to the interests held or the issuer.

market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Fund.

We are offering to the public three classes of Common Shares: Class S shares, Class D shares and Class I shares. We are offering to sell any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.

Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class D shares, (2) through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating brokers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, sponsored by participating brokers or other intermediaries that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through transaction/brokerage platforms at participating brokers, (5) by our executive officers and Trustees and their immediate family members, as well as officers and employees of the Adviser or other affiliates and their immediate family members, and if approved by our Board, joint venture partners, consultants and other service providers, or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. In certain cases, where a holder of Class S shares or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by us or the Managing Dealer. If you are eligible to purchase all three classes of shares, you should be aware that participating brokers will not charge transaction or other fees, including upfront placement fees or brokerage commissions, on Class I shares and Class I shares have no shareholder servicing or distribution fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive shareholder services. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Managing Dealer nor its affiliates will directly or indirectly compensate any person engaged as an investment adviser or bank trust department by a potential investor as an inducement for such investment adviser or bank trust department to advise favorably for an investment in us. Financial intermediaries may be permitted to impose higher or lower investment minimums for purchase made through their platforms.

The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.

This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Purchase Price

During the escrow period, the per share purchase price for the class of share being purchased will be $25.00. After the close of the escrow period, shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

Escrow Arrangement

We will take purchase orders and hold investors’ funds in an interest-bearing escrow account until we receive purchase orders for at least $100 million (excluding any shares purchased by our Trustees and officers but including any shares purchased in any private offerings), and our Board has authorized the release of the escrowed purchase order proceeds to us so that we can commence operations. Even if we receive purchase orders for $100 million, our Board may elect to wait a substantial amount of time before authorizing, or may elect not to authorize, the release of the escrowed proceeds. If we do not raise the minimum amount and commence operations by [     ], 2024 (one year following the effective date of the registration statement of which this prospectus is a part), this offering will be terminated and our escrow agent will promptly send you a full refund of your investment with interest and without deduction for escrow expenses. Notwithstanding the foregoing, you may elect to withdraw your purchase order and request a full refund of your investment with interest and without deduction for escrow expenses at any time before the escrowed funds are released to us. If we break escrow for this offering and commence operations, interest earned on funds in escrow will be released to our account and constitute part of our net assets. Our escrow agent is [          ].

Underwriting Compensation

We entered into a Distribution Services Agreement with the Managing Dealer, pursuant to which the Managing Dealer agreed to, among other things, manage our relationships with third-party brokers engaged by the Managing Dealer to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisers. The Managing Dealer also coordinates our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. The Adviser may use its management fee revenues, as well as its past profits or its resources from any other source to pay the Managing Dealer for expenses incurred in connection with providing services intended to result in the sale of shares of the Fund and/or shareholder support services. We will not pay referral or similar fees to the Managing Dealer or any accountants, attorneys or other persons in connection with the distribution of our shares.

Upfront Sales Loads

Class S Shares, Class D Shares and Class I Shares. Neither the Fund nor the Managing Dealer will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that such intermediaries limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares.

Shareholder Servicing and/or Distribution Fees—Class S and Class D

The following table shows the shareholder servicing and/or distribution fees we pay the Managing Dealer with respect to the Class S shares, Class D shares and Class I shares on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a % of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—

Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly.

The shareholder servicing and/or distribution fees will be paid monthly in arrears. The Managing Dealer will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Managing Dealer will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

Other Compensation

We or the Adviser may also pay directly, or reimburse the Managing Dealer if the Managing Dealer pays on our behalf, any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees). In addition to the above payments, the Adviser may make payments from its management fee revenue, past profits, or other resources to the Managing Dealer in connection with providing services intended to result in the sale of shares and/or shareholder support services. The Adviser, directly or through the Managing Dealer or one or more affiliates, may pay significant amounts to intermediaries that provide those services.

Limitations on Underwriting Compensation

We will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

In addition, as required by exemptive relief for which we have applied to allow us to offer multiple classes of shares, at the end of the month in which the Managing Dealer in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Managing Dealer or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S shares or Class D shares.

This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Managing Dealer fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction based compensation paid to registered persons associated with the Managing Dealer in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).

Term of the Distribution Services Agreement

Either party may terminate the Distribution Services Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Distribution Services Agreement. Our obligations under the Distribution Services Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S shares and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).

Indemnification

To the extent permitted by law and our charter, we will indemnify the participating brokers and the Managing Dealer against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.

Supplemental Sales Material

In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering, the past performance of the Adviser and its affiliates, case studies and articles and publications concerning credit markets and direct lending. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares.

Share Distribution Channels and Special Discounts

We expect our Managing Dealer to use multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Managing Dealer is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.

Notice to Prospective Investors in the Cayman Islands

This is not an offer to the public in the Cayman Islands to subscribe for interests, and applications originating from the Cayman Islands will only be accepted from Cayman Islands exempted companies, trusts registered as exempted in the Cayman Islands, Cayman Islands exempted limited partnerships, or companies incorporated in other jurisdictions and registered as foreign corporations in the Cayman Islands or limited partnerships formed in other jurisdictions and registered as foreign limited partnerships in the Cayman Islands.

HOW TO SUBSCRIBE

You may buy or request that we repurchase Common Shares through your financial adviser, a participating broker or other financial intermediary that has a selling agreement with the Managing Dealer. Because an investment in our Common Shares involves many considerations, your financial adviser or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to repurchase only some, or even none, of the shares in a particular quarter, or if our Board modifies, suspends or terminates the share repurchase program.

Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•

Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Managing Dealer. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.

•

Deliver a check, submit a wire transfer (for eligible institutional investors), instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. During the escrow period, checks should be made payable, or wire transfers directed, to “[ ]/AB Private Lending Fund—Escrow Account.” After the escrow period, checks should be made payable, or wire transfers directed, to “AB Private Lending Fund.” For Class S shares and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Managing Dealer. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan.

•

By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.

A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Managing Dealer). During the escrow period, the per share purchase price for our Common Shares will be $25.00.

For example, if you wish to subscribe for Common Shares in October, your subscription request must be received in good order at least five business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares will be credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.

If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.

Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.

You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial adviser, in order to effect the designation.

Purchase Price

During the escrow period, the per share purchase price for the class of share being purchased will be $25.00. After the close of the escrow period, shares will be sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.

If you participate in our distribution reinvestment plan, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.

We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:

•

On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Managing Dealer, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.

•

Within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•	Completed subscription requests will not be accepted by us before two business days before the first calendar day of each month.

•

Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 1-800-221-5672.

•

You will receive a confirmation statement of each new transaction in your account from us or your financial adviser, participating broker or financial intermediary as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined.

Our NAV may vary significantly from one month to the next. Through our website at www.[   ].com, you will have information about the most recently available NAV per share.

In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.

SHARE REPURCHASE PROGRAM

We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.

Beginning no later than the first full calendar quarter following the date on which we break escrow for this offering, and subject to the discretion of the Board, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly repurchase offers through voluntary tender offers in accordance with the Exchange Act tender offer rules to allow our shareholders to tender their shares at a price equal to the NAV per share for the applicable class of shares on each date of repurchase. Our Board may amend, suspend or terminate the share repurchase program at any time if it deems such action to be in our best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Upon a suspension of our share repurchase program, our Board will consider at least quarterly whether the continued suspension of our share repurchase program remains in our best interest and the best interest of our shareholders. However, our Board is not required to authorize the recommencement of our share repurchase program within any specified period of time. Our Board may also determine to terminate our share repurchase program if required by applicable law or in connection with a transaction in which our shareholders receive liquidity for their Common Shares, such as a sale or merger of the Fund or listing of our Common Shares on a national securities exchange.

Under our share repurchase program, to the extent we offer to repurchase shares in any particular quarter, we intend to limit the number of shares to be repurchased to no more than 5% of our outstanding Common Shares as of the last day of the immediately preceding quarter. In the event the number of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.

We expect to repurchase shares pursuant to tender offers each quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders. We intend to conduct the repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act, including the requirements that the terms of such tender offer be published in a Schedule TO to be filed by the Fund and all eligible shareholders be given at least 20 business days to elect to participate in such share repurchases. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.

In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We will offer to repurchase shares on such terms as may be determined by our Board in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

The Fund will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all shareholders. When the Board determines that the Fund will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at: www.[   ].com. However, our repurchase offers will generally use the NAV per share of the last calendar day of the applicable quarter, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your shares.

Repurchases of shares from shareholders by the Fund will be paid in cash promptly after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. Shareholders will have the ability to withdraw a repurchase request prior to acceptance by the Fund [by notifying the transfer agent, through their financial intermediary or directly on our toll-free, automated telephone line, 1-800-221-5672]. The Fund does not impose any charges in connection with repurchases of shares.

Most of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we intend to generally maintain under normal circumstances an allocation to syndicated loans and other liquid investments. We may fund repurchase requests from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds, and we have no limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.

In the event that any shareholder fails to maintain the minimum balance of $2,500 of our shares, we may, at the time of such failure or any time subsequent to such failure, repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases may be subject to the Early Repurchase Deduction.

Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

DISTRIBUTION REINVESTMENT PLAN

We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders located in certain states or who are clients of selected participating brokers, as described below. Shareholders who are eligible for default enrollment can elect to “opt out” of the Fund’s distribution reinvestment plan in their subscription agreements. Shareholders located in Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington, as well as those who are clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan, will automatically receive their distributions in cash unless they elect to participate in our distribution reinvestment plan and have their cash distributions reinvested in additional Common Shares.

If any shareholder initially elects not to participate or is defaulted to non-participation by virtue of residing in one of the states mentioned above or being a client of a participating broker dealer that does not permit automatic enrollment in dividend reinvestment plans, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or ABIS (the “Plan Administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Common Shares will be purchased under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.

If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Common Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.

If you elect to opt out of the distribution reinvestment plan, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Managing Dealer fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan Administrator fees under the distribution reinvestment plan. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.

Any purchases of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.

The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to this prospectus. Shareholders will not pay transaction related charges when purchasing Common Shares under our distribution reinvestment plan, but all outstanding Class S shares and Class D shares, including those purchased under our distribution reinvestment plan, will be subject to ongoing servicing fees.

See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

REGULATION

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any Eligible Portfolio Company controlled by the Fund.

(3)

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)

Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, service providers (e.g., the Adviser) offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants

Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On [_], 2023, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. As defined in the 1940 Act, asset coverage of 150% for preferred shares means that for every $100 of net assets we hold, we may raise $200 from borrowing and issuing senior securities representing stock. Asset coverage of 150% for indebtedness means that for every $100 of net assets we hold, we may raise $200 from borrowing. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities. Leverage embedded or inherent in derivative instruments in which the Fund may invest are not subject to such asset coverage requirements.

We intend to establish one or more credit facilities and/or subscription facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over SOFR (or other applicable reference rate). We cannot assure shareholders that we will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may enter into a total return swap agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Fund would typically have to post collateral to cover this potential obligation. The leverage incurred through TRS, like certain other types of senior securities, such as derivatives and short sales, will not be considered a borrowing for purposes of the Fund’s overall leverage limitation, but rather will be subject to the requirements of Rule 18f-4.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics

We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. A copy of the Fund’s code of ethics is available to the Fund’s shareholders on the Adviser’s website: www.alliancebernstein.com/corporate/management/corporate-governance.htm.

Affiliated Transactions

We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that would permit us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies

The Adviser will vote proxies relating to the Fund’s portfolio securities in what the Adviser perceives to be the best interest of the Fund’s shareholders. It will review on a case-by-case basis each proposal submitted to a shareholder vote to determine its impact on the portfolio securities held by the Fund’s clients. Although it will generally vote against proposals that may have a negative impact on the Fund’s portfolio securities, it may vote for such a proposal if there exist compelling long-term reasons to do so.

The Fund’s proxy-voting decisions will be made by the senior officers who are responsible for monitoring the Fund’s investments. To ensure that the Fund’s vote is not the product of a conflict of interest, the Adviser will require that: (1) anyone involved in the decision-making process disclose to management any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how the Fund intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, AB Private Credit Investors LLC 501 Commerce Street, Nashville, TN 37203.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we will be prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Our internet address is www.[   ].com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S.

shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisers with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation as a Regulated Investment Company

The Fund intends to elect to be treated, and intends to qualify each taxable year thereafter, as a RIC under Subchapter M of the Code.

To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year; (3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”); and (4) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above).

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If the Fund’s expenses in a given taxable year exceed our investment company taxable income, the Fund may experience a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. Due to these limits on deductibility of expenses and net capital losses, the Fund may for tax purposes have aggregate taxable income for several years that it is required to distribute and that is taxable to our shareholders even if such taxable income is greater than the net income the Fund actually earns during those taxable years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions,

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

The Fund may incur the 4% nondeductible U.S. federal excise tax in the future on a portion of its income and capital gains. While the Fund intends to distribute income and capital gains to minimize exposure to 4% nondeductible U.S. federal excise tax, the Fund may not be able to, or may choose not to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, the Fund generally will be liable for 4% nondeductible U.S. federal excise tax only on the amount by which we do not meet the excise tax avoidance requirement. The Fund generally will endeavor in each taxable year to avoid any material U.S. federal excise tax on its earnings.

A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

While the Fund generally intends to qualify as a RIC for each taxable year, it is possible that as we ramp up our portfolio we may not satisfy the diversification requirements described above, and thus may not qualify as a RIC, for the short taxable year from the date on which we break escrow for this offering. In such case, however, we anticipate that the associated tax liability would not be material, and that such non-compliance would not have a material adverse effect on our business, financial condition and results of operations, although there can be no assurance in this regard. The remainder of this discussion assumes that the Fund qualifies as a RIC for each taxable year.

Distributions

Distributions to shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to U.S. shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her shares, the excess will be treated by the shareholder as gain from a sale or exchange of the shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares pursuant to the distribution reinvestment plan. Shareholders receiving distributions in the form of additional shares will generally be treated as receiving a distribution in the amount of the fair market value of the distributed shares. The additional shares received by a shareholder pursuant to the distribution reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the shareholder’s account.

Although the Fund does not currently intend to do so, the Fund has the ability to declare a large portion of a dividend in shares of its stock. As long as a portion of such dividend is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. This may result in U.S. shareholders having to pay tax on such dividends, even if no cash is received.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.

The Internal Revenue Service currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its common shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of additional shares will receive a report as to the NAV of those shares.

Sale or Exchange of Common Shares

Upon the sale or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale or other disposition of shares if the owner acquires (including pursuant to the distribution reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale or exchange of shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such shares.

From time to time, the Fund may offer to repurchase its outstanding shares. Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming shares of the Fund.

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Nature of the Fund’s Investments

Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.

These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.

Below Investment Grade Instruments

The Fund expects to primarily invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to distribute sufficient income to preserve our tax status as a RIC and minimize the extent to which we are subject to U.S. federal income tax.

163(j) Interest Dividends

Certain distributions reported by the Fund as section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Code section 163(j). Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that we are eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of our business interest income over the sum of our (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

Original Issue Discount

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus may become subject to corporate-level income tax.

Market Discount

In general, the Fund will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the security by more than a statutory de minimis amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount security may be deferred until the Fund sells or otherwise disposes of such security.

Restructuring of Investments/Certain Fees

A portfolio company in which the Fund invests may face financial difficulties that require the Fund to work-out, modify or otherwise restructure our investment in the portfolio company. Any such transaction could, depending upon the specific terms of the transaction, result in unusable capital losses and future non-cash income. Any such transaction could also result in our receiving assets that give rise to non-qualifying income for purposes of the 90% income test or otherwise would not count toward satisfying the diversification tests.

Furthermore, some of the income that we might otherwise earn, such as fees for providing managerial assistance, certain fees earned with respect to our investments, income recognized in a work-out or restructuring of a portfolio investment, or income recognized from an equity investment in an operating partnership, may not satisfy the 90% income test. To manage the risk that such income might disqualify us as a RIC for failure to satisfy the 90% income test, one or more subsidiary entities treated as U.S. corporations for entity-level income tax purposes may be employed to earn such income and (if applicable) hold the related asset. Such subsidiary entities will be required to pay entity-level income tax on their earnings, which ultimately will reduce the yield to the Fund’s shareholders on such fees and income. In instances where the Fund originates and/or purchases Assets through the use of one or more subsidiary entities, the Fund will comply with the 1940 Act requirements governing investment policies and capital structure and leverage on an aggregate basis with any such subsidiary entity and any investment adviser to any such subsidiary entity will comply with the 1940 Act requirements governing investment advisory contracts, as if it were an adviser to the Fund. Additionally, any such subsidiary entity will comply with the provisions of the 1940 Act relating to affiliated transactions and custody.

Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Preferred Shares or Borrowings

If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on shares in certain circumstances. Limits on the Fund’s payments of dividends on shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.

Backup Withholding

The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

U.S. Taxation of Tax-Exempt U.S. Shareholders

A U.S. shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. shareholder of the activities that the Fund proposes to conduct could give rise to UBTI. However, a RIC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. shareholder should not be subject to U.S. federal income taxation solely as a result of such shareholder’s direct or indirect ownership of the Fund’s equity and receipt of distributions with respect to such equity (regardless of whether we incur indebtedness). Moreover, under current law, if the Fund incurs indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. shareholder. Therefore, a tax-exempt U.S. shareholder should not be treated as earning income from “debt-financed property” and distributions the Fund pays should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that the Fund incurs. Certain tax-exempt private universities are subject to an additional 1.4% excise tax on their “net investment income,” including income from interest, dividends, and capital gains. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to RICs, the treatment of dividends payable to tax-exempt investors could be adversely affected. In addition, special rules would apply if the Fund were to invest in certain real estate mortgage investment conduits or taxable mortgage pools, which the Fund does not currently plan to do, that could result in a tax-exempt U.S. shareholder recognizing income that would be treated as UBTI.

Foreign Shareholders

U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

As a RIC is a corporation for U.S. federal income tax purposes, its business activities generally will not be attributed to its shareholders for purposes of determining their treatment under current law. Therefore, a foreign shareholder should not be considered to earn income “effectively connected” with a U.S. trade or business solely as a result of activities conducted by the Fund.

If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. The portion of distributions considered to be a return of capital for U.S. federal income tax purposes generally will not be subject to tax. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of certain interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. Interest-related dividends do not include distributions paid in respect of a RIC’s non-U.S. source interest income or its dividend income (or any other type of income other than generally non-contingent U.S.-source interest income received from unrelated obligors). In the case of shares of the Fund held through an intermediary, the intermediary may withhold U.S. federal income tax even if the Fund reports the payment as interest-related dividends or short-term capital gain dividends. There can be no assurance as to whether any of the Fund’s distributions will be eligible for an exemption from withholding of U.S. federal income tax or, as to whether any of the Fund’s distributions that are eligible, will be reported as such by us.

A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations, as applicable. Foreign corporate shareholders may also be subject to the 30% branch profits tax imposed by the Code.

The Fund may be required to withhold from distributions that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax adviser regarding FATCA and whether it may be relevant to your ownership and disposition of our shares.

Foreign and Other Taxation

The Fund’s investment in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.

In addition, shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

RESTRICTIONS ON SHARE OWNERSHIP

Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including for e.g., IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to provisions under any federal, state, local, non-U.S. or other law or regulation that is similar to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code (“Similar Law”), or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Law.

In contemplating an investment in the Fund, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Furthermore, absent an exemption, the fiduciaries of a Plan should not invest in the Fund with the assets of any Plan if the Adviser or any of its affiliates is a fiduciary with respect to such assets of the Plan.

In contemplating an investment in the Fund, fiduciaries of Plans that is a Benefit Plan Investor (defined below) subject to Title I of ERISA or Section 4975 of the Code should also carefully consider the definition of the term “plan assets” in ERISA and the Plan Asset Regulations. Under ERISA and the Plan Asset Regulations, when a Benefit Plan Investor invests in an equity interest of an entity that is neither a Publicly-Offered Security nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by “benefit plan investors” (“Benefit Plan Investors”) is not “significant” (each within the meaning of the Plan Asset Regulations). The term “Benefit Plan Investor” is defined in the Plan Asset Regulations to include (a) any employee benefit plan (as defined in section 3(3) of ERISA) subject to the provisions of Title I of ERISA, (b) any plan described in section 4975(e)(1) of the Code subject to Section 4975 of the Code, and (c) any entity whose underlying assets include plan assets by reason of such an employee benefit plan’s or plan’s investment in the entity.

Under the Plan Asset Regulations, equity participation in an entity by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded (each such person, a “Controlling Person”). The Plan Assets Regulations define the term Publicly-Offered Security as a security that is “widely-held,” “freely transferrable” and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act if the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred. A security is considered “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. The Plan Assets Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. It is noted that the Plan Assets Regulations only establish a presumption in favor of the finding of free transferability where the applicable investment minimum is $10,000 or less and the restrictions are consistent with the particular types of restrictions listed in the Plan Assets Regulations. With respect to the question of free transferability, it is noted that, while the minimum initial investment in Class I shares is $1,000,000, the minimum may be waived or reduced to $10,000 or less as may be needed for Class I shares to constitute a Public-Offered Security.

If the assets of the Fund were deemed to be “plan assets” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Benefit Plan Investors who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or the Adviser. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.

Accordingly, the Fund intends to conduct its affairs so that its assets should not be deemed to constitute “plan assets” under the Plan Asset Regulations. In this regard, generally, we intended to take one of the following approaches: (1) in the event that each class of Common Shares is considered a Publicly-Offered Security, we will not limit Benefit Plan Investors from investing in the Common Shares; (2) in the event one or more classes of Common Shares does not constitute a Publicly-Offered Security, (a) we will limit investment in each class of Common Shares by Benefit Plan Investors to less than 25% of the total value of each class of our Common Shares, within the meaning of the Plan Asset Regulations (including any class that constitutes a Publicly-Offered Security), or (b) we will prohibit Benefit Plan Investors from owning any class that does not constitute a Publicly-Offered Security. For purposes of the 25% test in the immediately preceding sentence, we will disregard equity interests held by Controlling Persons (other than a Benefit Plan Investor) as contemplated by the Plan Asset Regulations. In this respect, in order to avoid the possibility that our assets could be treated as “plan assets” within the meaning of the Plan Asset Regulations, until such time as each class of our Common Shares constitutes Publicly-Offered Securities, (i) we will require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a Controlling Person, and (ii) we will have the power to (a) exclude any shareholder or potential shareholder from purchasing Common Shares, (b) prohibit any redemption of Common Shares, and (c) redeem some or all Common Shares held by any holder if, and to the extent that, our Board determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as “plan assets” under the Plan Asset Regulations, and each of class of Common Shares shall be subject to such terms and conditions. After such time as all of Class S shares, Class D shares and Class I shares (and any other equity interests in the Fund (if any)) constitute Publicly-Offered Securities, the Fund may no longer be required to limit or prohibit Benefit Plan Investors from investing in the Fund.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by State Street Bank and Trust Company. The address of the custodian is One Congress Street, Boston, MA 02114. Alliance Bernstein Investor Services Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 8000 IH 10 W, 13th Floor San Antonio TX 78230.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board, AB High Yield will be responsible for managing the broadly syndicated loan and other liquid investments pursuant to the Sub-Advisory Agreement and therefore will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. AB High Yield does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While AB High Yield generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, AB High Yield may select a broker based partly upon brokerage or research services provided to it and us and any other clients. At the time of this filing, AB High Yield does not use research services provided by such brokers and does not expect to use such research services in the future. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

EXPERTS

The financial statements as of [     ], 2023 and for the period from [     ], 2023 (inception) to [     ], 2023 included in this prospectus have been so included in reliance on the report of [   ], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Dechert LLP, New York, NY, acts as counsel to the Fund.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Privacy at AB

AllianceBernstein and its affiliates, the data controllers (collectively referred to as “AllianceBernstein”, “AB”, “we”, “our”, and similar pronouns) understand the importance of maintaining the confidentiality and security of our clients’ personal information. This notice describes the privacy policy and practices of AllianceBernstein globally and aims at providing our clients with complete information, in accordance with privacy laws.

The following describes information we collect about you, with whom we share data, how we protect your privacy and keep your information secure, and how you can contact us regarding our privacy policy and practices or in order to exercise your rights.

Our privacy policy reflects current global principles and standards on handling personal information. These principles include notice of data use, choice of data use, data access, data integrity, security, onward transfer, and enforcement/oversight. We abide by the privacy laws in the countries where we do business.

Security and Safeguarding of Personal Information

We have policies and procedures reasonably designed to safeguard the confidentiality and security of personal information that includes restricting access to nonpublic personal information to properly authorized persons and maintaining generally accepted physical, electronic and procedural safeguards. We train our employees in the proper handling of personal information. When we use other companies to provide services for us, we require them to protect the confidentiality of personal information they receive. However, although we will do our best to protect your personal data, we cannot totally guarantee the security of your data.

Information that we collect

We collect various elements of public and nonpublic personal information from a variety of sources including:

(1) Information we receive through applications or other means, which can include name, address, phone number, tax identification number or other government ID number (when allowed or required by applicable law), assets, income and other household information,

(2) Information about transactions with us, our affiliates and non-affiliated third parties (as further detailed below), which can include account balances and transactions history, and

(3) Information from visitors to our websites provided through online forms, site visitorship data and online information-collecting devices known as “cookies.” Our policy on cookies can be found here.

We also collect information from publicly or commercially available sources that we deem credible. Such information may include your name, address, email address, preferences, interests, and demographic/profile data. The information we collect from public or commercial sources may be used along with the information we collect from you directly or from when you visit AB’s sites.

How we use your information

We use information we collect from you as necessary or appropriate for our business purposes including to:

•	Fulfil contractual obligations arising from contracts

•	Open and Administer accounts

•	Register users and provide you access to the website or services requested

•	Respond to inquiries or requests direct to us

•	Fulfil requests for products or services

•	Send communications and administrative emails about the website and our services and products

•

Personalize and better tailor the features, performance and support of the website and our services; analyze, benchmark and conduct research on user data and user interactions with the website and our services

•	Administer our site and as part of our efforts to keep our site safe and secure

•	Deliver customer services

•	Conduct due diligence checks on business contacts as part of AB’s financial crimes and anti- corruption programs

•	To satisfy any and all required legal or regulatory obligations

•	Fulfil other purposes related to any of the above

Legal basis

We have a legal basis for collecting this information, as processing is necessary for either (i) the performance of a contract to which you are party or to take steps at your request prior to entering into a contract; or (ii) for direct marketing purposes carried out in AB’s legitimate interests and in compliance with your fundamental rights and freedoms; or (iii) for the purpose of conducting business with an entity you work for, or otherwise represent, in furtherance of AB’s legitimate interests, but only to the extent our legitimate interests are not overridden by your fundamental rights and freedoms.

Should you restrict the information that we collect from you, or the processing of your information, we may be unable to provide you, or the entity you work for, or otherwise represent, with the services requested.

How we disclose your information to third parties

We may disclose all of the personal information that we collect, as described above, to non-affiliated third parties under the circumstances described below and in this Policy.

For legal and regulatory reasons:

We may disclose your information if we are under a duty to disclose or share your Information to comply with any legal or regulatory obligations or in order to enforce or apply or fulfil our terms and conditions and other agreements or protect the rights, property, or safety of our customers, our group companies or others. This includes exchanging information with other companies and organizations to conduct due diligence checks on business contacts as part of AB’s financial crimes and anti-corruption programs.

To provide contracted services:

We use a number of third party organizations in the provision of services to our customers (i.e. processing centers, development and maintenance of our networks and systems). These organizations act as data processors and are strictly contractually controlled in how they may/may not use your Information and we remain responsible for the protection of your Information.

Please contact AB if you would like additional information about the third parties used to fulfil our contractual obligations.

For marketing:

We may also disclose all of the personal information that we collect as described above, to our affiliated investment, brokerage, service and insurance companies for the purpose of marketing their products or services under circumstances that are permitted by law. We have policies and procedures to ensure that certain conditions are met before an AllianceBernstein affiliated company may use information obtained from another affiliate to solicit clients for marketing purposes.

Our website may link to third party websites that have privacy policies that differ from ours, and you should consult those websites’ privacy policies to understand how they will collect, store, process, transfer, and otherwise use your personal information.

Should any third party, whether affiliated or not, be or become co-controller of a data processing with AB, because it jointly determines the purposes or the essential elements of the means which characterize a data controller, we will update our policies to inform you of the processing and how to exercise your rights.

We will also use personal information about our clients for our own internal analysis, analytics, research and development, and to improve and add to our client offerings.

Transfer of Personal Information Outside of the European Economic Area (EEA)

For the abovementioned purposes, the personal information listed in this policy may be transferred to our affiliates or non-affiliated third parties established in countries outside of the EEA, which do not offer the same level of protection for personal data, e.g. in the following countries: United States; Canada; Latin America; Australia; Japan; Korea; Taiwan; Singapore; Hong Kong; China.

We will take all reasonable steps necessary, including the use of the Model Contractual Arrangements as approved by the EU, or other contractual means to ensure that your Information is treated securely and in accordance with this Policy, the EU General Data Protection Regulation and other applicable privacy rules.

AB transfers of personal data from the EEA are conducted in accordance with approved Model Contractual Clauses approved by European Data Protection Authorities.

We will only share information with third parties if those third parties provide an adequate level of data protection to help ensure the security of personal data as noted previously or such as being EU-U.S. Privacy Shield certified where applicable, or agreeing to the terms of an appropriate non-disclosure agreement (“NDA”) or a data transfer agreement.

Your rights

Access and Accuracy/Reviewing or Deleting Your Information

As prescribed by the GDPR, you have the right to access information about you held by AB and have the right to have this information corrected or amended at any time, or where it is inaccurate or inappropriate for the specified purposes of processing.

Please note that we may retain your Information in conformance with our data retention policy most specifically for legal or regulatory purposes or to honor opt-out requests as appropriate.

AB will treat requests to access information or change information in accordance with applicable legal requirements.

We want to maintain the accuracy of your information that is held by us. If you need to update or correct it, please do so by logging into your account where applicable, speaking with your account representative or an AB service person where applicable.

You also may update your information by contacting us. See the Contact Information section of this document for more information.

We will make reasonable efforts to incorporate the changes as soon as possible. Before we make any changes, we may ask you to verify your identity and/or provide other details to help us respond to your request.

Right to object to processing

You may have the right to object at any time, and on grounds relating to your individual situation, to AB’s processing of your information. Should you object to AB’s processing of your information, we may be unable to provide the services requested. When you object to the processing of your information for direct marketing purposes, we shall no longer process your information for such purposes.

Right to data Portability

You have the right to receive your information that you have provided to AB in a structured, commonly used and machine-readable format and have the right to transmit that data to another controller without hindrance from us, where the processing is based on your consent or on a contract concluded between you and AB. Please note that such right to data portability only applies to processing carried out by automated means.

Right to lodge a complaint with a supervisory authority

You have the right to lodge a complaint with a supervisory authority, if you believe that the processing of your personal information infringes data protection principles or laws.

Enforcement and Complaints

We regularly review our compliance with this Policy. Any questions or concerns regarding this Policy or our treatment of your information may be directed to us. See the Contact Information section of this document for more information.

We will treat your requests or complaints confidentially. A representative will contact you within a reasonable time after receipt of your complaint to address your concerns and outline options regarding how they may be resolved. We will aim to ensure that your complaint is resolved in timely and appropriate manner.

Length of data retention

AB is subject to extensive recordkeeping requirements. The requirements are driven by laws and regulations based on the jurisdictions in which we are located and the regulated businesses that we operate. In addition to delineating the types of records that must be maintained, the various regulations also address the periods of time for which they must be kept and, in some cases, establish specific protocols for how, and in what form, those records may be maintained.

It is AB’s policy to maintain records for periods of time sufficient to meet its needs in accordance with operational, contractual, legal, regulatory, tax, audit and/or historical requirements, with respect to the purposes for which the personal data are obtained and processed.

Privacy Policy Changes

We may make changes to our privacy policy and this statement from time to time. If we change our privacy policy statement, we will post the revised statement here, with an updated revision date. If we make significant changes to our privacy policy that materially alter our privacy practices, we will provide a more prominent notice such as sending a copy through the mail, providing notice via email or posting a notice on our corporate website. This privacy policy statement was last updated on May 21, 2018.

Contact Information

Global ex Europe

By e-mail: DPO-Europe-ExLux@alliancebernstein.com

By letter:

AllianceBernstein L.P.

Attn: Privacy Office

1345 Avenue of the Americas

New York, NY 10105

Europe ex Luxembourg

By e-mail: DPO-Europe-ExLux@alliancebernstein.com

By letter:

AllianceBernstein Limited

Attn: Privacy Office

50 Berkeley Street

London, W1J 8HA, England

Luxembourg

By e-mail: DPO-Europe-ExLux@alliancebernstein.com

By letter:

AllianceBernstein (Luxembourg) S.à r.l.

Attn: Privacy Office

2-4, rue Eugène Ruppert

L-2453 Luxembourg

AB Private Lending Fund

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-[●]
Statement of Assets and Liabilities as of [ ], 2023	F-[●]
Statement of Operations for the period from [ ], 2023 (inception) to [ ], 2023	F-[●]
Notes to Financial Statements	F-[●]

F-1

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

NOT FOR EXECUTION

Subscription Agreement for Shares of

AB Private Lending Fund

Your Investment

Investment Amount $

Investment Type

☐ Initial Investment	☐ Additional Investment

Share Class Selection

☐ Share Class S	☐ Share Class D	☐ Share Class I
($2,500 minimum investment)	($2,500 minimum investment)	($1,000,000 minimum investment1)

Investment Funding Method

☐	Broker / financial advisor will make payment on your behalf

☐	By wire: Please wire funds according to the instructions below. Note that wires to the account listed below will only be accepted from institutional investors eligible to purchase Class I Shares.

Name: [ ]

Bank Name: [ ]

ABA: [ ]

Account No.: [ ]

☐	By mail: Please make attach your check[2] to this agreement and make payable to: [ ]

Investor information

Please select one of the following investor types by checking the appropriate box. See Appendix A for supplemental document requirements by investor type.

Individual / Joint Accounts	Retirement Accounts (custodian data required)	Entity Accounts
☐ Individual	☐ IRA	☐ Trust
☐ Joint Tenant with Rights of Survivorship (JTWROS)	☐ Roth IRA	☐ C Corporation

[1]	Unless otherwise waived.
[2]	Only personal, same name checks are accepted.

Individual / Joint Accounts	Retirement Accounts (custodian data required)	Entity Accounts
☐ Tenants in Common	☐ SEP IRA	☐ S Corporation
☐ Community Property	☐ Rollover IRA	☐ Partnership
☐ Uniform Gift/Transfer to Minors	☐ Inherited IRA	☐ Limited Liability Corporation
State:	☐ Other
Brokerage Account Number:	Custodian Account Number: Custodian Name: Custodian Tax ID: Custodian Phone:	Brokerage Account Number:

Custodian Stamp:

Individual Information (only required if Sections A or B completed above)

Primary Account Holder (if Uniform Gift/Transfer to Minors account, should be completed for minor)

First Name	Middle Init.	Last Name
Social Security Number / Tax ID	Date of Birth
Legal Address (Street)	City	State	Zip Code
Mailing Address (Street)	City	State	Zip Code

Email	Daytime phone

Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

If non-U.S. citizen, indicate country of citizenship:

(A completed applicable Form W-8 is required for subscription)

Please indicate if you or an immediate family member is an employee, officer, director, or affiliate of AllianceBernstein L.P.

☐ Yes       ☐ No

Joint Account Holder (if Applicable):

First Name	Middle Init.	Last Name
Social Security Number / Tax ID	Date of Birth
Legal Address (Street)	City	State	Zip Code
Mailing Address (Street)	City	State	Zip Code
Email	Daytime phone

Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

If non-U.S. citizen, indicate country of citizenship:

(A completed applicable Form W-8 is required for subscription)

Please indicate if you or an immediate family member is an employee, officer, director, or affiliate of AllianceBernstein L.P.

☐ Yes       ☐ No

Custodian (Uniform Gift/Transfer to Minors account only)

First Name	Middle Init.	Last Name
Social Security Number / Tax ID	Date of Birth
Legal Address (Street)	City	State	Zip Code
Mailing Address (Street)	City	State	Zip Code

Email	Daytime phone

Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

If non-U.S. citizen, indicate country of citizenship:

Please indicate if you or an immediate family member is an employee, officer, director, or affiliate of AllianceBernstein L.P.

☐ Yes    ☐ No

Entity Information (only required if Section C completed above)

Entity Name	Tax ID Number	Date of Formation

Legal Address (Street)	City	State	Zip Code

Country of Domicile

Exemptions (see Form W-9 instructions at www.irs.gov)

Exemptions for FATCA reporting code (if any)

Please indicate if you are a:

☐ Pension plan	☐ Profit sharing plan	☐ Not-for-profit organization

Trustee/Authorized Signatory

First Name	Middle Init.	Last Name

Social Security Number / Tax ID	Date of Birth

Legal Address (Street)	City	State	Zip Code

Mailing Address (Street)	City	State	Zip Code

Email	Daytime phone

Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

If non-U.S. citizen, indicate country of citizenship:

Please indicate if you or an immediate family member is an employee, officer, director, or affiliate of AllianceBernstein L.P.

☐ Yes       ☐ No

Co-Trustee/Authorized Signatory

First Name	Middle Init.	Last Name

Social Security Number / Tax ID	Date of Birth

Legal Address (Street)	City	State	Zip Code

Mailing Address (Street)	City	State	Zip Code

Email	Daytime phone

Please indicate if you are a:

☐ U.S. Citizen	☐ Resident Alien	☐ Non-Resident Alien

If non-U.S. citizen, indicate country of citizenship:

(completed applicable Form W-8 required)

Please indicate if you or an immediate family member are an employee, officer, director, or affiliate of AllianceBernstein L.P.

☐ Yes      ☐ No

Transfer on Death Beneficiary Information (Optional if Section A Is Completed Above)

Please designate the beneficiary information for your account. If completed, all information is required. May only include whole percentages and total must equal 100%. (Not available for Louisiana residents).

I.
First Name	(MI)	Last Name	SSN	Date of Birth	☐ Primary
☐ Secondary __%

II.
First Name	(MI)	Last Name	SSN	Date of Birth	☐ Primary
☐ Secondary __%

III.
First Name	(MI)	Last Name	SSN	Date of Birth	☐ Primary
☐ Secondary __%

ERISA Plan Asset Regulations

Are you a “benefit plan investor”3 within the meaning of the Plan Asset Regulations4 or will you use the assets of a “benefit plan investor” to invest in AB Private Lending Fund?

    ☐ Yes    ☐ No

Select How You Want to Receive Your Distributions (Please Read Entire Section and Select Only One)

You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON.

If you are a resident of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont or Washington, you have the option to enroll in the Distribution Reinvestment Plan.

If you are NOT a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan.

☐ I want to opt out of the Distribution Reinvestment Plan. Note: if you elect to opt out of the DRIP plan, your distributions will go back into the account you selected in which to hold this investment.

☐ I want to enroll in the Distribution Reinvestment Plan. Note: if you do not elect to enroll in the DRIP plan, your distributions will go back into the account you selected in which to hold this investment.

For IRA (custodial held accounts), if you elect cash distributions, the funds must be sent to the custodian and only option A is available.

☐ Direct deposit to third party financial institution (complete section below)

I authorize AB Private Lending Fund or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify AB Private Lending Fund in writing to cancel it. In the event that AB Private Lending Fund deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

[3]

The term “benefit plan investor” includes, for e.g.: (i) an “employee benefit plan” as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA (such as employee welfare benefit plans (generally, plans that provide for health, medical or other welfare benefits) and employee pension benefit plans (generally, plans that provide for retirement or pension income)); (ii) “plans” described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that is subject to section 4975 of the Code (including, for e.g., an “individual retirement account”, an “individual retirement annuity”, a “Keogh” plan, a pension plan, an Archer MSA described in section 220(d) of the Code, a Coverdell education savings account described in section 530 of the Code and a health savings account described in section 223(d) of the Code) and (iii) an entity that is, or whose assets would be deemed to constitute the assets of, one or more “employee benefit plans” or “plans” (such as for e.g., a master trust or a plan assets fund) under ERISA or the Plan Asset Regulations.

[4]

“Plan Asset Regulations” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.

Financial Institution	Mailing Address	City	State	Zip Code

ABA Routing Number	Account Number

☐ Direct Deposit by ACH. PLEASE ATTACH A PRE-VOIDED CHECK

☐ Check mailed to primary account holder mailing address in 2D(1)

☐ Check mailed to entity legal address in 2E

Broker/ Financial Advisor Information (Required Information. All Fields Must Be Completed.)

The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker	Financial Advisor Name
Advisor Mailing Address	City	State	Zip Code
Financial Advisor Number	Branch Number	Telephone Number
E-mail Address	Fax Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by AB Private Lending Fund, all sales of securities must be made through a Broker, including when an RIA has introduced the sale. In all cases, Section 6 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and arc not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 6 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 151-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

If you do not have another broker-dealer or other financial intermediary introducing you to AB Private Lending Fund, then [AllianceBernstein Investments, Inc.] (“ABI”) may be deemed to act as your broker of record in connection with any investment in AB Private Lending Fund. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker-dealer or other financial intermediary.

X			X
	Financial Advisor Signature	Date		Branch Manager Signature (If required by Broker)	Date

Electronic Delivery Form (Optional)

Instead of receiving paper copies of Account Communications, you may elect to receive electronic delivery of Account Communications from AB Private Lending Fund. If you would like to consent to electronic delivery, including pursuant to email, please check the box below for this election. “Account Communications” means all current and future account statements, the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports regarding your investment in AB Private Lending Fund. Electronic communication by AB Private Lending Fund and/or AB Private Credit Investors LLC, includes e-mail delivery as well as electronically making available to you Account Communications on AB Private Lending Fund’s internet site or the internet site of AB Private Credit Investors LLC or any third party service provider to AB Private Lending Fund, such as AB Private Credit Investors LLC, if applicable. AB Private Lending Fund will notify you by email when and where documents are available. It is your affirmative obligation to notify AB Private Lending Fund in writing if your e-mail address changes.

You may revoke or restrict your consent to electronic delivery of Account Communications at any time by notifying AB Private Lending Fund, in writing, of your intention to do so.

You will not receive paper copies of Account Communications unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

AB Private Lending Fund and AB Private Credit Investors LLC will not be liable for any interception of Account Communications. You should note that no additional charge for electronic delivery will be assessed, but you may incur charges from its internet service provider or other internet access provider. In addition, there are risks, such as systems outages, that are associated with electronic delivery.

I consent to electronic delivery ☐

E-mail Address

If blank, the email provided in Section 2D or Section 2E will be used.

Subscriber Signatures

AB Private Lending Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, AB Private Lending Fund may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf.

Please Note: Items 1-8 in this Section 8a. must be read and initialed, to the extent applicable.

In order to induce AB Private Lending Fund to accept this subscription, I hereby represent and warrant to you as follows:

	Primary Investor Initials	Co-Investor Initials

1. I (we) have received the prospectus (as amended or supplemented) for AB Private Lending Fund at least five business days prior to the date hereof.

2.  I (we) have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000. If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.

3.  In addition to the general suitability requirements described above, I/we meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.” If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.

4. I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.

5.  I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials

	Primary Investor Initials	Co-Investor Initials

6. I acknowledge that AB Private Lending Fund may enter into transactions with AB affiliates that involve conflicts of interest as described in the prospectus.

7.  I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month and my investment will be executed as of the rust day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share as of the last day of each month will be made available at [ ] within 20 business days of the last day of each month.

8.  I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdrew my purchase request by notifying the transfer agent at [1-800-221-5672] or through my financial intermediary.

9.  I acknowledge that the Subscriber: (i)(A) is not an “investment company” under the 1940 Act; (B) has not elected to be regulated as a “business development company” under the 1940 Act; and (C) is not relying on the exception from the definition of “investment company” under the 1940 Act set forth in Section 3(c)(1) or 3(c)(7) thereunder; or (ii) is permitted to acquire the shares consistent with the applicable provisions of Section 12 of the 1940 Act or the rules thereunder, including pursuant to Rule 12d1-4 under the 1940 Act.

10.  If you live in any of the following states, please read the following carefully and check the appropriate box: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Tennessee, and Vermont.

If I am an Alabama resident, I have a liquid net worth of at least 10 times my investment in AB Private Lending Fund and its affiliates.

☐ Yes ☐ No

If I am a California resident, I may not invest more than 10% of my liquid net worth in AB Private Lending Fund. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) are not subject to the foregoing investment concentration limit.

☐ Yes ☐ No

	Initials	Initials

Primary Investor Initials	Co-Investor Initials

If I am an Idaho resident, I have either (a) a net worth of $85,000 and annual income of $85,000 or (b) a liquid net worth of $300,000. Additionally, my total investment in AB Private Lending Fund shall not exceed 10% of my liquid net worth.

☐ Yes ☐ No

If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit my aggregate investment in AB Private Lending Fund and in the securities of other non-traded business development companies (“BDCs”) to 10% of my liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities). Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.

☐ Yes ☐ No

If I am a Kansas resident, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth. Liquid net worth shall be defined as that portion of the purchaser’s total net worth that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with GAAP.

☐ Yes ☐ No

If I am a Kentucky resident, my investment in AB Private Lending Fund or its affiliates may not exceed 10% of my liquid net worth. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.

☐ Yes ☐ No

If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

☐ Yes ☐ No

Initials	Initials

	Primary Investor Initials	Co-Investor Initials

If I am a Massachusetts resident, my investment in AB Private Lending Fund, non-traded real estate investment trusts, and in other illiquid direct participation programs, may not exceed 10% of my liquid net worth.

☐ Yes ☐ No

If I am (we are) a Missouri resident, no more than ten percent (10%) of my (our) liquid net worth shall be invested in securities being registered in this offering. ☐ Yes ☐ No

If I am a Nebraska resident, my aggregate investment in AB Private Lending Fund and the securities of other business development companies may not exceed 10% of my net worth. Investors who are accredited investors as defined in Regulation D are not subject to the foregoing investment concentration limit.

☐ Yes ☐ No

If am a New Jersey resident, I have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my investment in AB Private Lending Fund, its affiliates and other non-publicly-traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.

☐ Yes ☐ No

If I am a New Mexico resident, I may not invest more than 10% of my liquid net worth in AB Private Lending Fund, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

☐ Yes ☐ No

If I am a North Dakota resident, I have a net worth of at least ten times my investment in AB Private Lending Fund. Investors who are accredited investors as defined in Regulation D under the Securities Act, are not subject to the foregoing investment concentration limit.

☐ Yes ☐ No

If I am an Ohio resident, my investment in AB Private Lending Fund, its affiliates, and in any other non-traded BDC, to the extent the securities held are

	Initials	Initials

	Primary Investor Initials	Co-Investor Initials

subject to registration in the State of Ohio and likewise restrict an Ohio resident’s ability to exit in whole or part for an indefinite or significant period of time, may not exceed 10% of my liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. The foregoing investment concentration limit shall not apply to an Ohio purchaser who submits to the

Ohio Securities Division a completed waiver request in the form prescribed by the Ohio Securities Division prior to purchase.

☐ Yes ☐ No

If I am an Oklahoma resident, my investment in AB Private Lending Fund may not exceed 10% of my liquid net worth. ☐ Yes ☐ No

If I am an Oregon resident, my investment in AB Private Lending Fund and its affiliates may not exceed 10% of my liquid net worth. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.

If I am a Pennsylvania resident, my investment in AB Private Lending Fund may not exceed 10% of my liquid net worth. ☐ Yes ☐ No

If I am Puerto Rico resident, my investment in AB Private Lending Fund, its affiliates, and other non-traded business development companies, may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

☐ Yes ☐ No

If I am a Tennessee resident, I have a liquid net worth of at least ten times my investment in AB Private Lending Fund. Investors who are accredited investors as defined in Regulation D under the Securities Act, are not subject to the foregoing investment concentration limit.

☐ Yes ☐ No

If I am a Vermont resident and am not an “accredited investor” as defined in 17 C.F.R. § 230.501, my investment in this offering may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

☐ Yes ☐ No

	Initials	Initials

In the case of sales to fiduciary accounts, the minimum standards set forth in the prospectus under “SUITABILITY STANDARDS” shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

If you do not have another broker-dealer or other financial intermediary introducing you to AB Private Lending Fund, then [AllianceBernstein Investments, Inc.] may be deemed to be acting as your broker-dealer of record in connection with any investment in AB Private Lending Fund. For important information in this respect, see Section 6 above.

I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by AB Private Lending Fund. I acknowledge that the Broker I Financial Advisor (Broker Financial Advisor of record) indicated in Section 6 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting AB Private Lending Fund Investor Relations at the number indicated below.

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. Investors):

Under penalties of perjury, I certify that:

The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9 instructions); and

The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you arc currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X
	Signature of Investor	Date		Signature of Co-Investor or Custodian (If applicable)	Date

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE

IF PLAN IS ADMINISTERED BY A THIRD PARTY)

Miscellaneous

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of AB Private Lending Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 8 above, they are asked to promptly notify AB Private Lending Fund and the Broker in writing. The Broker may notify AB Private Lending Fund if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 8 above, and AB Private Lending Fund may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.

No sale of shares may be completed until at least five business days after you receive the final prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of AB Private Lending Fund.

The Company and the Managing Dealer will direct any dealers to, upon receipt of any and all funds received from prospective purchasers of shares, transmit same together with a copy of this executed Subscription Agreement or copy of the signature page of such agreement, stating among other things, the name of the purchaser, current address, and the amount of the investment to Alliance Bernstein Investors Services Inc. (a) by the end of the next business day following receipt where internal supervisory review is conducted at the same location at which subscription documents and funds are received, or (b) by the end of the second business day following receipt where internal supervisory review is conducted at a different location than which subscription documents and funds are received.

Return the completed Subscription Agreement to:

AB Private Lending Fund

c/o Alliance Bernstein Investors Services Inc.

800 IH 10 W, 13th Floor

San Antonio, TX 78230

Appendix A: Supporting Document Requirements

Please provide the following supporting documentation based on your account type.

Individual	☐ If a non-U.S. person, Form W-8BEN

Joint (including JTWROS, Tenants in Common, Community Property)	☐ For each non-U.S. Person account holder, Form W-8BEN

IRA (including ROTH, SEP, Rollover, Inherited)	☐ None

Trust	☐ Certificate of Trust or Declaration of Trust ☐ Appropriate W-8 series form (see https://www.irs.gov/forms-pubs/about-form-w-8)

Corporation (including C Corp., S Corp., LLC)	☐ Formation documents ☐ Articles of incorporation ☐ Authorized signatory list ☐ Appropriate W-8 series form (see https://www.irs.gov/forms-pubs/about-form-w-8)

Partnership	☐ Formation documents ☐ Authorized signatory list ☐ Appropriate W-8 series form (see https://www.irs.gov/forms-pubs/about-form-w-8)

AB Private Lending Fund

Maximum Offering of $1,000,000,000 in Common Shares

Minimum Offering of $100,000,000

PRELIMINARY PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by AB Private Lending Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

    , 2023

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of AB Private Lending Fund are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENTS

AB Private Lending Fund

Page
Report of Independent Registered Public Accounting Firm	F-[●]
Statement of Assets and Liabilities as of [●], 2023	F-[●]
Statement of Operations for the Period from [●], 2023 (inception) to [●], 2023	F-[●]
Notes to Financial Statements	F-[●]

(2) Exhibits

(a)(1)	Amended and Restated Certificate of Trust of the Registrant*

(a)(2)	Declaration of Trust of the Registrant*

(a)(3)	Amended and Restated Agreement and Declaration of Trust of the Registrant*

(b)	Bylaws of the Registrant*

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Form of Distribution Reinvestment Plan*

(g)	Form of Advisory Agreement*

(h)(1)	Form of Distribution Services Agreement*

(h)(2)	Form of Distribution and Shareholder Servicing Plan of the Registrant*

(j)	Form of Custody Agreement*

(k)(1)	Form of Administration Agreement*

(k)(2)	Form of Escrow Agreement*

(k)(3)	Form of Transfer Agent Servicing Agreement*

(k)(4)	Multiple Class Plan*

(k)(5)	Form of Expense Support and Conditional Reimbursement Agreement*

(k)(6)	Form of Sub-Administration Servicing Agreement*

(k)(7)	Form of Fund Accounting Servicing Agreement*

(l)	Opinion of Dechert LLP*

(n)	Consent of Independent Registered Public Accounting Firm*

(p)	Subscription Agreement for Seed Capital*

(r)(1)	Code of Ethics of the Fund*

(r)(2)	Code of Ethics of the Adviser*

(s)(1)	Powers of Attorney*

(s)(2)	Calculation of Filing Fee Tables*

*To be filed by pre-effective amendment

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$	[●]
FINRA filing fee	$	[●]
Legal	$	[●]
Printing	$	[●]
Accounting	$	[●]
Blue Sky Expenses	$	[●]
Advertising and sales literature	$	[●]
Due Diligence	$	[●]
Miscellaneous fees and expenses	$	[●]
Total	$	[●]

Item 28. Persons Controlled By Or Under Common Control

[●]

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at [●], 2023.

Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.01 par value	[	●]

Item 30. Indemnification

The information contained under the heading “Description of our Common Shares.” “Advisory Agreement, Sub-Advisory Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Prior to breaking escrow, the Registrant expects to obtain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which AB Private Credit Investors, LLC, and each managing director, director or executive officer of AB Private Credit Investors, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding AB Private Credit Investors, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-80389), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the transfer agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, the prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas on the [●] day of [●], 2023.

AB Private Lending Fund

By:

Name:	J. Brent Humphries

Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

J. Brent Humphries	President, Chief Executive Officer, Chairman and Trustee (Principal Executive Officer)	[●], 2023

Wesley Raper	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	[●], 2023

	Trustee	[●], 2023
Matthew Bass

	Trustee	[●], 2023
John G. Jordan

	Trustee	[●], 2023
Richard S. Pontin

	Trustee	[●], 2023
Terry Sebastian

*By:
[●]
As Agent or Attorney-in-Fact

[The original powers of attorney authorizing [●] and [●] to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Registration Statement is filed have been executed and filed as an Exhibit hereto.]